BELDEN

SENDING ALL THE RIGHT SIGNALS


08048930

VISION DISCIPLINE ACHIEVEMENT

07

BELDEN

SENDING ALL THE RIGHT SIGNALS



Vision. In almost any arena, success begins with vision — imagining what can be, picturing success, and making a conscious choice.

Discipline. Pursuing the vision requires discipline — committing to do what it will take, having the will to persevere, and remaining focused on the goal.

Achievement. Vision and discipline lead to achievement. In athletics, business, science and art, virtually every achievement imaginable has been the fruit of vision and discipline.

This summer, the pinnacle of athletic achievement will be found in Beijing, China, where top athletes will gather to compete at the "Bird's Nest": the remarkable new Beijing National Stadium, an architectural triumph (see cover).

Belden's presence is also being felt in China. With our greatly expanded operations in this fast-growing market, we are a strong and capable partner for customers in several important vertical markets, with both our Belden® and LTK brands.

The vision to embrace the future. The discipline to get there. The achievement of superior results along the way. This is the story of Belden in 2007.


DILUTED EARNINGS PER SHARE
From Continuing Operations
2007
$ 2.73
2006
$ 1.48
2005
$ 0.69


REVENUE (Millions)
2007
$ 2,033
2006
$ 1,496
2005
$ 1,246

Dear Fellow Shareholders,

If 2006 was the year Belden began its transformation from a good company to a great company, 2007 was a year of excellent progress toward that lofty goal. Financially, Belden had another outstanding year. Our earnings from continuing operations rose again, from $1.48 per diluted share in 2006 to $2.73 in 2007. Our revenue increased from $1.5 billion to a record $2.0 billion. These and other key financial indicators reflect both our commitment to growth and profitability and the ability of our plan to achieve results.



JOHN S. STROUP

In mid-2006, we created a strategic plan that defined our priorities and set us on the path for improvement over the subsequent three years. We refreshed our plan in 2007. Having just completed the first full year under this strategy, we now have the opportunity to reflect on each of our eight priorities and see how the company is performing. The question we ask ourselves continually is this: having laid out our vision, are we employing the discipline required to truly achieve our goals?

The answer is, yes. We have made progress in each area of strategic priority. Just as important, we have positioned our company to achieve even more in the years to come.

Brand Management

Belden has long been a leading brand in our industry. In 2007, we strengthened our brand portfolio by completing three acquisitions, each involving a strong brand that enhances Belden's strategic value and market position:

- Hirschmann Automation and Control GmbH, a leading supplier of Industrial Ethernet solutions and industrial connectivity.
- LTK Wiring Co. Ltd., one of the largest manufacturers of electronic cable for the fast-growing China market.
- Lumberg Automation Components, a leading supplier of industrial connectivity products for factory automation machinery.

On its own, the Belden brand continues to shine. Recognized worldwide, Belden stands for the most reliable signal transmission products in the world, backed up by expert advice and support. Going forward, we will stand on the strength of the Belden brand and the other brands we own, always taking brand value into account as we position our products for success.

Vision

Seeing where to go. Knowing what it takes. Focusing on success.




FREE CASH FLOW
Cash From Operations Less Capital Expenditures (Millions)
2007
$ 142
2006
$ 119
2005
$ 25


RETURN ON EQUITY
2007
14.3%
2006
8.5%
2005
6.2%

Product Portfolio Management

As part of our strategic planning process, we continued the process we began in mid-2006 and took a long, hard look at our product portfolio, examining each product's value and position in the market. Our disciplined focus on understanding what customers need and prefer has helped us become a more effective company. This has contributed to improved operating margins in 2007 and will continue to bear fruit as we actively manage our product portfolio into the future.

As a result of some repositioning, we made deliberate trade-offs resulting in lower sales in certain business units but greater profitability. Companywide, we raised adjusted operating margins from about 10 percent to 11.5 percent (see reconciliation), largely as a result of this initiative.

We also completed our exit from the telecommunications business globally with the sale of our Czech telecom operation in July. By leaving the commodity price-driven telecom market, we further improve our focus on electronics cable and connectivity in high-value markets.

In addition, to serve the innovative and application-centric needs of our customers, we continue to pay close attention to our new product pipeline, product vitality and lifecycle management with emphasis on reducing product development time and time-to-market launch.

Talent Management

Clearly, it is not enough to have superior products and a powerful brand to achieve lasting success in any business: if we want our growth to continue, we must also have the discipline to attract, motivate, and retain top talent. To this end, Belden has been aggressive in identifying and pursuing leaders at all levels. We believe we are building the best team in the industry to take advantage of the organic and inorganic growth opportunities available in the markets we serve.

Just as important, we have developed metrics to help ensure that our talent management processes are on a path of continuous improvement. We have also implemented stronger performance management practices that help us provide feedback and reward outstanding contributions. In 2007, we extended variable compensation to more associates, in the form of cash incentive awards that reflect both the company's performance and that of the individual.

We have invested in training more than 600 of our associates in our Strategy Deployment Process and hundreds more, at all levels, in the techniques of Lean Enterprise and continuous improvement.

Our recruiting efforts are ongoing — and they are already creating a fresh, new face of Belden. We continue to add people throughout our organization, now more than 8,000 people strong. More than a third of all new hires in 2007 were part of our growing Asia/Pacific team, and we added several new people to our Lean Enterprise team as this critical initiative expands within our company. It is especially telling that more than half of our senior management today is either new to the company or in a new position since 2006.

Lean Enterprise



As a company, Belden has embraced the notion of becoming a Lean Enterprise, eliminating waste and driving toward continuous improvement, not only in our manufacturing operations but throughout our company. Clearly, this is a cultural change for our company that will require discipline over a number of years. But we are driving real progress today.

In support of this strategy, we greatly expanded our Lean operations, adding more than a dozen people to our corporate Lean team and embedding a dozen more in operations companywide. We ran more than 230 Kaizen events in 2007, all focused on improving operations and cutting waste.

Strategic Priorities


Air, Light, and Connectivity
EXPANSION
Emerging Markets
Go-To-Market
GROWTH
Lean Enterprise
Regional Manufacturing
STRENGTH
Product Portfolio Management
Brand Management
Talent Management

Lean is our template for transforming Belden from a "build to stock" company, in which manufacturing is based on inventory, to a "build to order" company that responds to real customer needs. Our commitment to Lean principles is allowing us to focus on building what the customer wants, when the customer wants it. The result will be improved customer satisfaction and quality, reduced cycle times, and increased manufacturing flexibility.

It is a result we are already realizing. Companywide, we can see the progress in inventory turns. Our goal is to improve our inventory turns by one full turn per year. In the last quarter of 2007, we were turning inventory 6.6 times, up from 5.9 turns a year earlier and 4.3 turns at the end of 2005.

We can cite numerous striking examples of breakthrough results. One such example is in our Richmond Coax 2 cell, where we reduced lead times from 21 days to 11 days, work in progress from 4.3 days to 2.3 days, and equipment changeover time from 70 minutes to 15 minutes. In 2008, we are focused on ensuring the sustainability of Lean achievement through daily management while continuing to involve more associates in learning the tools and methods of continuous improvement.

The Belden strategic plan, adopted in mid-2006 and refreshed in 2007, addresses eight business priorities to build shareholder value. We have a disciplined process for deploying our strategy.



Regional Manufacturing

Our regional manufacturing initiative — enabling reduced lead-times and lower total landed cost — showed excellent progress in 2007. We increased the proportion of products produced locally and increased PP&E turns (annual revenues divided by average property, plant and equipment) from 5.4 to 5.8. We also increased outsourced production from $13 million to $86 million, shifting more costs from fixed to variable and increasing our flexibility.

We consolidated and closed a number of plants in 2007, transferring production to our new 350,000-square-foot Nogales operation in Mexico. Additionally, in Europe, we resized our operation and sold excess real estate at our Netherlands plant.

In Asia, the acquisition of LTK Wiring is helping us localize production. The company has five manufacturing plants in China — two in Huizhou and one each in Shanghai, Dalian and Chengdu — and we are anticipating that our new high-capacity Suzhou facility will come online in the third quarter of 2008 to replace our Shanghai facility, with ample capacity for both LTK and Belden products. The result will be shorter lead times, more reliable delivery commitments, and lower costs.

Emerging Markets

It should come as no surprise that all the vertical markets we serve are growing faster in emerging markets than in more mature markets. Asia in general, and China in particular, represents strong growth opportunities for our company.

The acquisition of LTK Wiring is key to taking advantage of our Asia/Pacific opportunities. In addition to manufacturing capabilities, LTK has a logistics and service organization that is uniquely positioned to support global customers who manufacture throughout the region. We are committed to growing the LTK business while localizing production of Belden products in China. In addition, the LTK acquisition supports Belden's penetration into attractive vertical markets in China.

Another important emerging market for Belden is India. We have invested in a strong commercial team in India, and we continue to establish and build the Belden brand in this fast-growing region.


Discipline
Putting ideas in motion. Working for results. Focusing on performance.

Go-To-Market



In 2007, we established a new global sales and marketing organization to focus on our vertical markets, channel partners, global customers, and the implementation of growth tools consistent with our Lean orientation. For example, we are using the "Voice of the Customer" to identify and prioritize customer wants and needs, gauge satisfaction with current solutions, and focus on developing and delivering better solutions.

Our vertical markets focus emphasizes the development of a solutions approach in such markets as Buildings and Industrial.

It was important to address product portfolio management and regional manufacturing first. Therefore, our go-to-market initiatives were launched late in 2007. We continue to grow our core business in serving a number of important vertical markets, including Industrial, Infrastructure, Buildings, Broadcast, and Consumer Electronics. Each of the key verticals in our go-to-market initiative has a critical need for new Belden solutions. Our strong history in cable and our expanding portfolio of connectivity and active components put us in an excellent position to get involved with customers early in the system design process and help our customers choose the right solutions for their needs. The solutions in each market are defined by our customers. We must respond to customer needs with the capability to produce the solutions they require.

Air, Light, and Connectivity

Belden can serve our customers' signal transmission needs regardless of the medium — copper cable, wireless, fiber optic — and we aim to provide complete solutions that include connectors, cable management products and active or passive components in each of our major vertical markets. To that end, we have adopted a three-dimensional focus in the area of products and media: no matter how our customers need to move data, Belden has the answer.

Growth Initiatives


PRODUCTS
Active Connectivity
Passive Connectivity
Cable
Components
Embedded
Solutions
FORM FACTOR
FUTURE
Copper
Light
Air
MEDIUM

Belden's growth initiatives are advancing along multiple dimensions.

Two of our acquisitions in 2007 were especially significant in helping us achieve our goals in this regard. Hirschmann Automation and Control is a leading supplier of Industrial Ethernet solutions and industrial connectivity. Lumberg Automation Components is also a leader in connectivity for factory automation and industrial applications. The addition of these two brands gives Belden a unique and significant position in this highly attractive market.



With our strategic acquisitions, and by leveraging our own product development resources, Belden continues to create products and solutions to meet the future needs of our customers. We are continuously looking to add products that are compatible with our existing portfolio — for example, gateways and other networking components, additional wireless networking products, and connectivity products for our targeted vertical markets.

Our air, light, and connectivity strategy is changing our business now and represents a bright future for Belden in the years ahead. For 2008, we will be evaluating inorganic growth through acquisitions and alliances that can help us expand and meet customer demand efficiently and profitably, and the Industrial market remains a focus for our growth initiatives.

Financial Goals & Structure

When we developed our strategic plan, we created some aggressive financial targets. We are pleased to report that we are making rapid progress toward meeting our goals and that 2007 was another year of excellent financial performance.

By virtually any measure, Belden had a great year. Revenue increased to $2.0 billion, up from $1.5 billion in 2006. Operating income, adjusted for certain charges and nonrecurring items, rose from $151 million in 2006 to $235 million in 2007 (see reconciliation). Operating margin, similarly adjusted, grew impressively from 10.1 percent in 2006 to 11.5 percent in 2007, a good start toward our three-year goal of 15 percent.

In 2007, we generated $142 million in free cash flow, comprised of $206 million cash from operations less $64 million of capital expenditures. This was driven by both improved profitability and a strong management focus on working capital reduction as evidenced by improved working capital turns. We also generated $38 million of cash from the sale of excess real estate and from asset sale-and-leaseback arrangements. Our strong cash flow enabled us to repurchase more than 677 thousand shares in a year of significant acquisitions.

We completed, in 2007, a $350 million notes issue at 7 percent interest and paid off $62 million in private placement notes. In addition, we restructured and expanded the revolving credit facility with our banks, which will help us have ready access to ample funds, in addition to our free cash flow, to fuel our expansion.

We are also making excellent progress toward our three-year return on shareholder's equity goal of 16 to 17 percent. In 2007, ROE rose to 14.3 percent, up from 8.5 percent in 2006.



Looking Ahead

Belden's new strategic plan helped us put our future in focus and provided a clear path to achieving our growth goals. Building on our vision will require continued discipline to make tough decisions in the years ahead — some of which will help us make incremental gains, others calculated to help us make dramatic forward leaps.

Today, we have the means, the talent, and the corporate will to put many of our plans in place, and we continue to work to improve our capabilities throughout the organization. We believe in and embrace continuous improvement and Lean principles, and we adhere to a disciplined strategy deployment process that fosters growth, reduces waste, improves efficiency, and makes our customers happy. We are rapidly becoming a new Belden: a global force, provider of superior solutions, and a rewarding place to work.

Finally, I would be remiss if I did not thank the more than 8,000 dedicated people around the world who embody our principles every day. It is our vision and our discipline — all of us, together — that will allow us to achieve the results of which we know we are capable. I am proud of the work we have done together so far, and I am confident that we will do even greater things in the future.

Sincerely,

John S. Stroup
President and Chief Executive Officer

Reconciliation of Adjusted Operating Income and Margin

In addition to reporting financial results in accordance with accounting principles generally accepted in the United States, we provide operating results adjusted for severance charges, adjusted depreciation, asset impairment, nonrecurring purchase accounting effects, gains and losses on disposal of assets, and other factors. We utilize the adjusted results to review our ongoing operations without the effect of restructuring and related charges and for comparison to budgeted and historical results. We believe these adjusted results are useful to investors because they help them compare our results to previous periods and provide insights into underlying trends in the business. Adjusted results should be considered only in conjunction with results reported according to accounting principles generally accepted in the United States.

(In thousands)	2007	2006
Revenue	$2,032,841	$1,495,811
Operating income	220,736	118,478
Adjustments to operating income		
Nonrecurring purchase accounting effects	15,812	-
Severance	4,591	21,059
Asset impairment	3,262	11,079
Pension credit related to restructuring	(1,756)	-
Gain on disposal	(8,321)	(1,383)
Adjusted depreciation and other	190	2,157
Total adjustments	13,778	32,912
Adjusted operating income	$234,514	$151,390
Adjusted operating margin	11.5%	10.1%


Achievement

Staying on course. Outpacing the rest. Delivering on the promise.

Inspired Solutions

Around the world, in thousands of Industrial, Infrastructure, Broadcast, Buildings, and Consumer Electronics applications, Belden is developing ways to move data faster, smarter, safer, and more efficiently. We have moved increasingly beyond the idea of supplying products to our customers, trying to see beyond their immediate needs to offer complete, comprehensive solutions that solve problems now and address challenges they will face in the years to come.

It's important to note that the solutions that meet the needs in one vertical market may not be the right solutions for another. Belden is not in the business of imposing our solutions upon our customers; rather, we respond with solutions developed exclusively for our customers. With our customers' insights and our technical capabilities, experience, and expertise, Belden expects to continue to grow profitably while helping our customers succeed.

World-class Facility World-class System

Belden provides IBDN® Multi-Gigabit Cabling System for RE/MAX new headquarters.



Founded in 1973, RE/MAX International, Inc. has evolved into the world's leading real estate franchise network, with over 120,000 agents operating in 6,500 offices in more than 65 countries around the globe. When the company decided to build its new corporate headquarters in Denver, Colorado, it didn't make sense to implement technology that was less than state of the art.

That's why RE/MAX chose Belden. The new headquarters features a multi-Gigabit, end-to-end networking system and other signal transmission systems to support the most advanced technology and communications systems available in the world today, including an in-house professional broadcast studio.

Installing the entire cabling infrastructure of the new facility took just under a year. Now complete, the IT and communications framework supports a centralized data center; enterprise-wide voice over IP (VoIP) service; multiple auditoriums, conference rooms, and meeting rooms equipped with A/V and multimedia capabilities; a complete CCTV security and surveillance system; a fire alarm system and a biometric access control security system; and a professional CATV and broadcast studio.

According to Keith Wyllie, Manager of IT Support Services for RE/MAX, "We wanted a world-class building, and that meant everything inside had to be world class. That's why we chose Belden."

Tough Environment Tougher Solution

Hirschmann helps the world leader in wood pulp move more data, faster than ever.



Arauco is a group of industrial forestry and commercial companies owned by the Chilean corporation Celulosa Arauco y Constitución S.A. In terms of plantation area and yield, it is one of Latin America's largest forestry enterprises, producing wood pulp, sawn timber, and wood panels. The company owns five wood pulp mills in Chile and one in Argentina with overall production capacity of 3.15 million metric tons per year in 2007. With the addition of the company's Nueva Aldea pulp mill, Arauco is the leading wood pulp producer in the world.

The company needed a reliable Ethernet solution for this tough environment, and contacted Hirschmann for ideas and answers. The solution had to be complete, expandable, and robust enough to operate under hard conditions. Hirschmann provided Ethernet network capabilities for process controls in a full range of operations, with three separate networks: two serving DCS traffic only and the third including traffic from CCTV, vibration monitoring systems, a wireless system, and other TCP/IP devices.

Today, Arauco's Nueva Aldea mill is up and running at full capacity, and the Hirschmann systems are working as planned. It's a great example of how this key acquisition for Belden is helping us compete successfully in major markets around the world.

Bryan C. Cressey, Chairman

General Partner and Principal, Golder, Thoma and Cressey (GTC) and Thoma Cressey Bravo, private equity firms.

John S. Stroup

President and Chief Executive Officer

David J. Aldrich

President, Chief Executive Officer and Director of Skyworks Solutions, Inc., an innovator of high performance analog and mixed signal semiconductors enabling mobile connectivity.

Lorne Bain

Former Chairman and Chief Executive Officer of Sanifill, Inc., an environmental services company, and former Chairman, President and Chief Executive Officer of WorldOil.com, a trade publication and internet-based business serving the oilfield services industry.

Lance Balk

Senior Vice President and General Counsel of Siemens Healthcare Diagnostics and former Partner, Kirkland & Ellis LLP, a law firm specializing in securities law and mergers and acquisitions.

Judy Brown

Executive Vice President, Chief Financial Officer and Chief Accounting Officer of Perrigo Company, a leading global healthcare supplier and the world's largest manufacturer of over-the-counter pharmaceutical and nutritional products sold by food, drug, mass merchandise, dollar store and club store retailers under their own labels.

Michael F.O. Harris

A former Managing Director of The Northern Group, Inc., which acted as managing general partner of various investment partnerships.

Glenn Kalnasy

Former Chief Executive Officer and President of Elan Nutrition, Inc., a privately held company, and a former Managing Director of The Northern Group, Inc.

Mary S. McLeod

Senior Vice President of Global Human Resources at Pfizer Inc., the world's largest research-based pharmaceutical company.

John M. Monter

Former Chairman and Vice Chairman, Brand Holdings, LLC, and former President and Chief Executive Officer, Brand Services, Inc., a supplier of scaffolding and specialty industrial services.

Bernard G. Rethore

Former Chairman, President and Chief Executive Officer of BW/IP, Inc., a supplier of fluid transfer equipment systems and services; former Chairman and Chief Executive Officer of Flowserve Corporation; and Chairman of the Board, Emeritus of Flowserve Corporation, which was formed by the merger of BW/IP, Inc., and Durco International, Inc.

Audit Committee

Bernard G. Rethore, Chairman
Lorne Bain
Judy Brown
Michael F.O. Harris

Compensation Committee

Glenn Kalnasy, Chairman
David J. Aldrich
John M. Monter

Nominating and Corporate Governance Committee

John M. Monter, Chairman
Lance Balk
Bryan C. Cressey

John S. Stroup (Age 41)
President, Chief Executive Officer and Director

Wolfgang Babel (Age 50)
Vice President, Operations and President, Belden Europe, Middle East and Africa (EMEA)

Gray G. Benoist (Age 55)
Vice President, Finance and Chief Financial Officer

Kevin L. Bloomfield (Age 56)
Vice President, Secretary and General Counsel

Stephen H. Johnson (Age 58)
Treasurer

Richard Kirschner (Age 57)
Vice President, Manufacturing

Naresh Kumra (Age 37)
Vice President, Operations and President, Asia Pacific Operations

John S. Norman (Age 47)
Controller and Chief Accounting Officer

Louis Pace (Age 36)
Vice President, Operations and President, Specialty Products

Cathy O. Staples (Age 57)
Vice President, Human Resources

Denis Suggs (Age 42)
Vice President, Operations, and President, Belden Americas

Corporate Office

Belden Inc.
7701 Forsyth Boulevard,
Suite 800
St. Louis, Missouri 63105
(314) 854-8000

Investor Relations Contact

Ms. Dee Johnson
Director, Investor Relations
Belden
7701 Forsyth Boulevard,
Suite 800
St. Louis, Missouri 63105
(314) 854-8054

Annual Meeting

The annual meeting of shareholders of Belden Inc. will be held on May 22, 2008, at 11:00 a.m. local time, at the St. Louis Club, 7701 Forsyth Boulevard, St. Louis, MO 63105.

Transfer Agent

Computershare Trust Company, N.A.
250 Royall Street,
Canton, MA 02021
(877) 282-1168
www.computershare.com

Independent Registered Public Accounting Firm

Ernst & Young LLP
190 Carondelet Plaza,
Suite 1300
St. Louis, Missouri 63105
(314) 290-1000

Market Information

The Company's common stock is traded on the New York Stock Exchange under the symbol BDC and has been since July 16, 2004. On February 11, 2008, Belden had approximately 674 stockholders of record.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to



Received SEC
APR 2 1 2008
Washington, DC 20549

Commission File No. 001-12561

BELDEN INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**36-3601505**
(State or Other Jurisdiction of Incorporation or Organization)	*(IRS Employer Identification No.)*

7701 Forsyth Boulevard
Suite 800 St. Louis, Missouri 63105
(Address of Principal Executive Offices and Zip Code)

(314) 854-8000
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	The New York Stock Exchange
Preferred Stock Purchase Rights	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐.

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑.

At June 22, 2007, the aggregate market value of Common Stock of Belden Inc. held by non-affiliates was $2,563,575,523 based on the closing price ($57.13) of such stock on such date.

There were 44,127,414 shares of registrant's Common Stock outstanding on February 24, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant intends to file a definitive proxy statement for its annual meeting of stockholders within 120 days of the end of the fiscal year ended December 31, 2007 (the "Proxy Statement"). Portions of such proxy statement are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

Belden Inc. (Belden) designs, manufactures and markets signal transmission solutions, including cable, connectivity and active components for mission-critical applications in markets ranging from industrial automation to data centers, broadcast studios, and aerospace. We focus on market segments that require highly differentiated, high-performance products. We add value through design, engineering, excellence in manufacturing, product quality, and customer service.

In July 2004, Belden 1993 Inc. (then known as Belden Inc.) and Cable Design Technologies Corporation (CDT) combined to form Belden CDT Inc. Although CDT was the corporate survivor in the transaction, Belden 1993 Inc. was deemed to be the survivor for accounting purposes, and the accounting information that we provide reflects Belden 1993 Inc.'s historical performance. In May 2007, Belden CDT Inc. changed its name to Belden Inc.

During 2007, Belden completed three acquisitions: Hirschmann Automation and Control GmbH, LTK Wiring Co. Ltd. and Lumberg Automation Components. For more information regarding these acquisitions, see Note 3 to the Consolidated Financial Statements.

Belden Inc. is a Delaware corporation incorporated in 1988. The Company reports in four segments: the Belden Americas segment, the Specialty Products segment, the Europe segment and the Asia Pacific segment. Financial information about the Company's four operating segments appears in Note 4 to the Consolidated Financial Statements.

As used herein, unless an operating segment is identified or the context otherwise requires, "Belden," the "Company" and "we" refer to Belden Inc. and its subsidiaries as a whole.

Products

Belden produces and sells electronic cables, connectors, and other products.

We have thousands of different cable products within various cable configurations, including:

- *Copper cables,* including shielded and unshielded twisted pair cables, coaxial cables, stranded cables, and ribbon cables,
- *Fiber optic cables,* which transmit light signals through glass or plastic fibers, and
- *Composite cable configurations*, which are combinations of multiconductor, coaxial, and fiber optic cables jacketed together or otherwise joined together to serve complex applications and provide ease of installation.

We produce and sell our connectors (including patch panels and interconnect hardware) primarily for industrial and data networking applications. Connectors are also sold as part of an end-to-end structured cabling solution.

Our other products include Industrial Ethernet switches, wireless networking access points and switches, cabinets, enclosures, racks, raceways and ties for organizing and managing cable, and tubing and sleeving products to protect and organize wire and cable. We also design and manufacture electronic control systems (load-moment indicators and related controls) for mobile cranes and other load-bearing equipment.

Markets and Products, Belden Americas Segment

The Belden Americas segment designs, manufactures and markets all of our various cable product types (as described above under "Products") for use in the following principal markets: industrial; audio and video; security; networking; and communications. The segment also designs, manufactures and markets connectivity, cable management products and cabinetry for the enterprise market, tubing and sleeving products, and Power over Ethernet modules. This segment contributed approximately 43%, 55%, and 51% of our consolidated revenues in 2007, 2006, and 2005, respectively.

For this segment, we define the *industrial* market to include applications ranging from advanced industrial networking and robotics to traditional instrumentation and control systems. Our cable products are used in discrete manufacturing and process operations involving the connection of computers, programmable controllers, robots, operator interfaces, motor drives, sensors, printers and other devices. Many industrial environments, such as petrochemical and other harsh-environment operations, require cables with exterior armor or jacketing that can endure physical abuse and exposure to chemicals, extreme temperatures and outside elements. Other applications require conductors, insulating, and jacketing materials that can withstand repeated flexing. In addition to cable product configurations for these applications, we supply heat-shrinkable tubing and wire management products to protect and organize wire and cable assemblies. We sell our industrial products primarily through wire specialist distributors, industrial distributors and re-distributors, and directly to original equipment manufacturers (OEMs).

We manufacture a variety of multiconductor and coaxial products which distribute *audio and video* signals for use in broadcast television (including digital television and high definition television), broadcast radio, pre- and post-production facilities, recording studios and public facilities such as casinos, arenas and stadiums. Our audio/video cables are also used in connection with microphones, musical instruments, audio mixing consoles, effects equipment, speakers, paging systems and consumer audio products. We offer a complete line of composite cables for the emerging market in home networking. Our primary market channels for these broadcast, music and entertainment products are broadcast specialty distributors and audio systems installers. The Belden Americas segment also sells directly to music OEMs and the major networks including NBC, CBS, ABC and Fox.

We provide specialized cables for *security* applications such as video surveillance systems, airport baggage screening, building access control, motion detection, public address systems, and advanced fire alarm systems. These products are sold primarily through distributors and also directly to specialty system integrators.

In the *networking* market, we supply structured cabling solutions for the electronic and optical transmission of data, voice, and video over local and wide area networks. End-use applications are hospitals, financial institutions, government, service providers, transportation, data centers, manufacturing, industrial and enterprise customers. Products for this market include high-performance copper cables (including 10-gigabit Ethernet technologies over copper), fiber optic cables, connectors, wiring racks, panels, interconnecting hardware, intelligent patching devices, wireless networking access points and switches, Power over Ethernet panels, and cable management solutions for complete end-to-end network structured wiring systems. Our systems are installed through a network of highly trained system integrators and are supplied through authorized distributors.

In the *communications* market, we manufacture flexible, copper-clad coaxial cable for high-speed transmission of voice, data and video (broadband), used for the "drop" section of cable television (CATV) systems and satellite direct broadcast systems. We also sell coaxial cables used in connection with wireless applications, such as cellular, Personal Communications Service, Personal Communications Network, and Global Positioning System. These broadband, CATV and wireless communication cables are sold primarily through distributors.

Markets and Products, Specialty Products Segment

The Specialty Products segment designs, manufactures and markets a wide variety of our cable products for use principally in the networking, transportation and defense, sound and security, and industrial markets. This segment contributed approximately 12%, 17%, and 19% of our consolidated revenues in 2007, 2006, and 2005, respectively.

In the *networking* market (as described with respect to the Belden Americas segment above), the Specialty Products segment supplies high-performance copper and fiber optic data cable for users preferring an open architecture where integrators specify our copper and fiber cables for use with the connectivity components of other suppliers. These systems are installed through a network of highly trained system integrators and contractors and are supplied locally by authorized distributors.

In the *transportation and defense* market, we provide specialized cables for use in commercial and military aircraft, including cables for fly-by-wire systems, fuel systems, and in-flight entertainment systems. Some of these products withstand extreme temperatures (up to 2000° F), are highly flexible, or are highly resistant to abrasion. We work with OEMs to have our products specified on aircraft systems and sell either directly to the OEMs or to specialized distributors or subassemblers. For the automotive market, we supply specialized cables for oxygen sensors in catalytic converters, for air-bag actuators, and for satellite radio receivers. Other high-temperature cable products are applied in industrial sensors and communication technology. These automotive and other cables are sold primarily through distributors.

The Specialty Products segment also designs, manufactures and markets a wide range of *sound and security* cables that are sold directly to system integrators and contractors, as well as a variety of *industrial* coaxial and control cables that are used in monitoring and control of industrial equipment and systems, and are sold through industrial distributors and re-distributors and directly to OEMs.

Markets and Products, Europe Segment

In addition to Europe's cable operations, the segment includes the global operations of the Hirschmann and Lumberg Automation businesses acquired on March 26, 2007 and April 30, 2007, respectively. This segment contributed approximately 30%, 24%, and 26% of our consolidated revenues in 2007, 2006, and 2005, respectively.

We design, manufacture and market Industrial Ethernet switches and related equipment, both rail-mounted and rack-mounted, for factory automation and large-scale infrastructure projects such as bridges, wind farms and airport runways. Rail-mounted switches are designed to withstand harsh conditions including electronic interference and mechanical stresses. We also design, manufacture and market fiber optic interfaces and media converters used to bridge fieldbus networks over long distances. In addition, we design, manufacture and market a broad range of industrial connectors for sensors and actuators, cord-sets, distribution boxes and fieldbus communications. These products are used both as components of manufacturing equipment and in the installation and networking of such equipment. We also design, manufacture and market load moment indicators. Our switches, communications equipment, connectors and load-moment indicators are sold directly to industrial equipment OEMs and through a network of distributors.

In the segment's cable operations, we design, manufacture and market our cable, enterprise connectivity, and other products primarily to customers in Europe, the Middle East, and Africa for use in the industrial, networking, communications, audio and video, and security markets (as such markets are described with respect to the Belden Americas segment above), through distributors and to OEMs. We also market copper-based CATV trunk distribution cables that meet local specifications to cable TV system operators and through distribution.

In 2006 we sold a copper telecom cable business in the United Kingdom, and in 2007 completed our global exit from the outside plant telecom cable business with the sale of our Czech cable operation.

Markets and Products, Asia Pacific Segment

The Asia Pacific segment includes the operations of LTK Wiring Co. Ltd. acquired on March 27, 2007, in addition to its Belden cable business. This segment contributed approximately 15%, 4%, and 4% of our consolidated revenues in 2007, 2006, and 2005, respectively.

The Asia Pacific segment designs, manufactures and markets cable products used in a wide range of consumer electronics and other manufactured consumer products. Under the LTK brand, we provide Appliance Wiring Materials (AWM) that are compliant with UL standards for the internal wiring of a wide range of electronic devices, coaxial and miniature coaxial cable for internal wiring in electronic game consoles, laptop computers, mobile telephones, personal digital assistant devices and global positioning systems, high-temperature resistant wire for heating mats and electronic ignitions, highly flexible and temperature resistant automotive wire, flexible cords, and miscellaneous audio and video cable. Some of our products manufactured in Asia have won recognition from customers and industry groups around the world for their inherent environmental responsibility. These products are sold principally within China to international and Chinese OEMs and contract manufacturers.

We also market the full range of Belden products to our customers operating in Asia, Australia and New Zealand. These customers include a mix of regional as well as global customers from North America or Europe, in the industrial, networking, communications, audio and video, and security markets. We pursue both direct and channel sales depending upon the nature and size of the market opportunities.

Customers

We sell to distributors and directly to OEMs and installers of equipment and systems. Sales to the distributor Anixter International Inc. represented approximately 17% of our consolidated revenues in 2007.

We have supply agreements with distributors and with OEM customers in the United States, Canada, Europe, and Asia. In general, our customers are not contractually obligated to buy our products exclusively, in minimum amounts or for a significant period of time. The loss of one or more large customers or distributors could result in lower total revenues and profits. However, we believe that our relationships with our customers and distributors are satisfactory and that they choose Belden products, among other reasons, because the breadth of our product offering and the quality and performance characteristics of our products.

There are potential risks in our relationships with distributors. For example, adjustments to inventory levels maintained by distributors (which adjustments may be accelerated through consolidation among distributors) may adversely affect sales. Further, in each segment of our business certain distributors are allowed to return certain inventory in exchange for an order of equal or greater value. We have recorded a liability for the estimated impact of this return policy.

If the costs of materials used in our products fall and competitive conditions make it necessary for us to reduce our list prices, we may be required, according to the terms of contracts with certain of our distributors, to reimburse them for a portion of the price they paid for our products in their inventory.

International Operations

We have manufacturing facilities in Canada, Mexico, China and Europe. During 2007, approximately 55% of Belden's sales were for customers outside the United States. Our primary channels to international markets include both distributors and direct sales to end users and OEMs.

Changes in the relative value of currencies take place from time to time and their effects on our results of operations may be favorable or unfavorable. On rare occasions, we engage in foreign currency hedging transactions to mitigate these effects. In most cases, our revenue and costs are in the same currency, reducing our overall currency risk.

A risk associated with our European manufacturing operations is the higher relative expense and length of time required to reduce manufacturing employment if needed.

Our foreign operations are subject to economic and political risks inherent in maintaining operations abroad such as economic and political destabilization, international conflicts, restrictive actions by foreign governments, and adverse foreign tax laws.

Financial information for Belden by geographic area is shown in Note 4 to the Consolidated Financial Statements.

Competition

We face substantial competition in our major markets. The number and size of our competitors varies depending on the product line and operating segment.

For each of our operating segments, the market can be generally categorized as highly competitive with many players. Some multinational competitors have greater financial, engineering, manufacturing and marketing resources than we have. There are also many regional competitors that have more limited product offerings.

The principal competitive factors in all our product markets are product features, availability, price, customer support and distribution coverage. The relative importance of each of these factors varies depending on the customer. Some products are manufactured to meet published industry specifications and are less differentiated on the basis of product characteristics. We believe that Belden stands out in many of its markets on the basis of the breadth of our product offering, the quality and performance characteristics of our products, and our service and technical support.

Although we believe that we have certain technological and other advantages over our competitors, realizing and maintaining such advantages will require continued investment in engineering, research and development, marketing and customer service and support. There can be no assurance that we will continue to make such investments or that we will be successful in maintaining such advantages.

Research and Development

We engage in continuing research and development programs, including new and existing product development, testing and analysis, process and equipment development and testing, and compound materials development and testing. For information about the amount spent on research and development, see Note 2 to the Consolidated Financial Statements.

Hirschmann and Lumberg Automation engage in businesses that involve higher levels of research and development because of shorter product life cycles. Therefore, our aggregate research and development expense has risen in proportion to total sales since we acquired these operations in March and April 2007.

Patents and Trademarks

We have a policy of seeking patents when appropriate on inventions concerning new products, product improvements and advances in equipment and processes as part of our ongoing research, development, and manufacturing activities. We own many patents and registered trademarks worldwide that are used to varying degrees by our operating segments, with numerous others for which applications are pending. Although in the aggregate our patents are of considerable importance to the manufacturing and marketing of many of our products, we do not consider any single patent to be material to the business as a whole. We consider the following trademarks to be of material value to our business: Belden®, Alpha™, Mohawk®, West Penn Wire/CDT®, Hirschmann®, Lumberg Automation™, and LTK™.

Raw Materials

The principal raw material used in many of our products, for all operating segments, is copper. Other materials that we purchase in large quantities include fluorinated ethylene-propylene (both Teflon® and other FEP), polyvinyl chloride (PVC), polyethylene, aluminum-clad steel and copper-clad steel conductors, other metals, optical fiber, printed circuit boards, and electronic components. With respect to all major raw materials used by us, we generally have either alternative sources of supply or access to alternative materials. Supplies of these materials are generally adequate and are expected to remain so for the foreseeable future.

Over the past three years, the prices of metals, particularly copper, have been highly volatile. Copper rose rapidly in price for much of this period and remains a volatile commodity. Materials such as PVC and other plastics derived from petrochemical feedstocks have also risen in price. Generally, we have recovered much of the higher cost of raw materials through higher pricing of our finished products. The majority of our products are sold through distribution, and we manage the pricing of these products through published price lists which we update from time to time, with new prices taking effect a few weeks after they are announced. Some OEM customer contracts have provisions for passing through raw material cost changes, generally with a lag of a few weeks to three months.

Backlog

Our business is characterized generally by short-term order and shipment schedules, and many orders are shipped from inventory. Accordingly, we do not consider backlog at any given date to be indicative of future sales. Our backlog consists of product orders for which we have received a customer purchase order or purchase commitment and which are scheduled for shipment within six months. Orders are subject to cancellation or rescheduling by the customer, generally with a cancellation charge. At December 31, 2007, our backlog of orders believed to be firm was $166.6 million compared with $84.5 million at December 31, 2006. Of our total backlog at December 31, 2007, $67.4 million was attributable to the three businesses that we acquired in 2007. We believe that all such backlog will be filled in 2008.

Environmental Matters

We are subject to numerous federal, state, provincial, local and foreign laws and regulations relating to the storage, handling, emission and discharge of materials into the environment, including the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Clean Air Act, the Emergency Planning and Community Right-To-Know Act and the Resource Conservation and Recovery Act. We believe that our existing environmental control procedures are adequate and we have no current plans for substantial capital expenditures in this area.

Our facility in Venlo, The Netherlands, was acquired in 1995 from Philips Electronics N.V. Groundwater contamination has been identified on the site as a result of material handling and past storage practices. The government authorities have advised that remediation is necessary and we installed a groundwater remediation system in 2007. We have recorded a liability for the estimated costs.

We do not currently anticipate any material adverse effect on our results of operations, financial condition, cash flow or competitive position as a result of compliance with federal, state, provincial, local or foreign environmental laws or regulations, including cleanup costs. However, some risk of environmental liability and other costs is inherent in the nature of our business, and there can be no assurance that material environmental costs will not arise. Moreover, it is possible that future developments, such as increasingly strict requirements of environmental laws and enforcement policies thereunder, could lead to material costs of environmental compliance and cleanup by us.

Employees

As of December 31, 2007, we had approximately 8,300 employees worldwide. We also utilized about 1,200 workers under contract manufacturing arrangements. Approximately 2,600 employees are covered by collective bargaining agreements at various locations around the world. We believe that our relationship with our employees is good.

Importance of New Products and Product Improvements;
Impact of Technological Change; Impact of Acquisitions

Many of the markets that we serve are characterized by advances in information processing and communications capabilities, including advances driven by the expansion of digital technology, which require increased transmission speeds and greater bandwidth. Our markets are also subject to increasing requirements for mobility and information security. The relative costs and merits of copper cable solutions, fiber optic cable solutions, and wireless solutions could change in the future as various competing technologies address the market opportunities. We believe that our future success will depend in part upon our ability to enhance existing products and to develop and manufacture new products that meet or anticipate such changes. An important element of our business strategy is to increase our capabilities in the different modes of signal transmission technology, specifically copper cable, optical fiber and wireless.

Fiber optic technology presents a potential substitute for certain of the copper-based products that comprise the majority of our sales. Fiber optic cables have certain advantages over copper-based cables in applications where large amounts of information must travel great distances and where high levels of information security are required. While the cost to interface electronic and light signals and to terminate and connect optical fiber remains high, we expect that in future years these disadvantages will diminish. We produce and market fiber optic cables and many customers specify these products in combination with copper cables.

Advances in copper cable technologies and data transmission equipment have increased the relative performance of copper solutions. For example, in early 2005 we introduced the Belden System 10-GX for the data networking or enterprise market, providing reliable 10 gigabits-per-second performance over copper conductors. Belden's System 10-GX accomplishes this using unshielded twisted pair cables and patented connector technology. The finalization in February 2008 of the industry's 10-gig-over-copper, Category 6A cabling standard and the recent 10GBASE-T product announcements should accelerate the adoption of these higher-capacity copper network solutions.

The final stage of most networks remains almost exclusively copper-based and we expect that it will continue to be copper for some time. However, if a significant decrease in the cost of fiber optic systems relative to the cost of copper-based systems were to occur, such systems could become superior on a price/performance basis to copper systems. We do not control our own source of optical fiber production and, although we cable optical fiber, we could be at a cost disadvantage to competitors who both produce and cable optical fiber.

The installation of wireless devices has required the development of new wired platforms and infrastructure. In the future, we expect that wireless communications technology will be an increasingly viable alternative technology to both copper and fiber optic-based systems for certain applications. We believe that problems such as insufficient signal security, susceptibility to interference and jamming, and relatively slow transmission speeds of current systems will gradually be overcome, making the use of wireless technology more acceptable in many markets, including not only office LANs but also industrial and broadcast installations.

In the industrial automation market, there is a growing trend toward adoption of Industrial Ethernet technology, bringing to the factory floor the advantages of digital communication and the ability to network devices made by different manufacturers and then link them to enterprise systems. Adoption of this technology is at a more advanced stage among European manufacturers than those in the United States and Asia, but we believe that the trend will globalize.

Our strategy includes continued acquisitions to support our signal transmission solutions strategy. There can be no assurance that future acquisitions will occur or that those that do occur will be successful.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). These reports, proxy statements and other information contain additional information about us. You may read and copy these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements, and other information about issuers who file electronically with the SEC. The Internet address of the site is http://www.sec.gov.

Belden maintains an Internet website at www.belden.com where our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports are available without charge, as soon as reasonably practicable following the time they are filed with or furnished to the SEC.

We will provide upon written request and without charge a printed copy of our Annual Report on Form 10-K. To obtain such a copy, please write to the Corporate Secretary, Belden Inc., 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105.

New York Stock Exchange Matters

Pursuant to the New York Stock Exchange (NYSE) listing standards, we submitted a Section 12(a) CEO Certification to the NYSE in 2007. Further, we are herewith filing with the Securities and Exchange Commission (as exhibits hereto), the Chief Executive Officer and Chief Financial Officer certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Executive Officers

The following sets forth certain current information with respect to the persons who are Belden executive officers as of February 29, 2008. All executive officers are elected to terms that expire at the organizational meeting of the Board of Directors following the Annual Meeting of Shareholders.

Name	Age	Position
John S. Stroup	41	President, Chief Executive Officer and Director
Wolfgang Babel	50	Vice President, Operations, and President, Belden Europe, Middle East and Africa (EMEA)
Gray G. Benoist	55	Vice President, Finance and Chief Financial Officer
Kevin L. Bloomfield	56	Vice President, Secretary and General Counsel
Stephen H. Johnson	58	Treasurer
Richard Kirschner	57	Vice President, Manufacturing
Naresh Kumra	37	Vice President, Operations, and President, Asia Pacific
John S. Norman	47	Controller and Chief Accounting Officer
Louis Pace	36	Vice President, Operations, and President, Specialty Products
Cathy O. Staples	57	Vice President, Human Resources
Denis Suggs	42	Vice President, Operations, and President, Belden Americas

John S. Stroup was appointed President, Chief Executive Officer and member of the Board effective October 31, 2005. From 2000 to the date of his appointment with the Company, he was employed by Danaher Corporation, a manufacturer of professional instrumentation, industrial technologies, and tools and components. At Danaher, he initially served as Vice President, Business Development. He was promoted to President of a division of Danaher's Motion Group and later to Group Executive of the Motion Group. Earlier, he was Vice President of Marketing and General Manager with Scientific Technologies Inc. He has a B.S. in Mechanical Engineering from Northwestern University and an M.B.A. from the University of California at Berkeley Haas School of Business.

Wolfgang Babel was appointed Vice President, Operations, and President, Belden EMEA effective February 21, 2008. He joined the Company in September 2007 as Managing Director of Belden Automation, comprising Hirschmann and Lumberg Automation. Prior to joining Belden, Dr. Babel served as Managing Director of Endress + Hauser Gesellschaft fur Mess und Regeltechnik GmbH & Co., KG, in Gerlingen, Germany, designers and manufacturers of measurement equipment and process instrumentation. Previously he held progressively responsible positions with Diehl GmbH & Co. KG, an electronics and munitions company. He has a Doctor of Engineering degree in information technology from the Friedrich Alexander Universität and a Ph.D. in System Theory Mathematics from Columbia Pacific University.

Gray G. Benoist was appointed Vice President, Finance and Chief Financial Officer effective August 24, 2006. Mr. Benoist was previously Senior Vice President, Director of Finance of the Networks Segment of Motorola Inc., a $6.3 billion business unit responsible for the global design, manufacturing, and distribution of wireless and wired telecom system solutions. During more than 25 years with Motorola, Mr. Benoist served in senior financial and general management roles across Motorola's portfolio of businesses, including the Personal Communications Sector, Integrated and Electronic Systems Sector, Multimedia Group, Wireless Data Group, and Cellular Infrastructure Group. He has a B.S. in Finance & Accounting from Southern Illinois University and an M.B.A. from the University of Chicago.

Kevin L. Bloomfield has been Vice President, Secretary and General Counsel of the Company since July 16, 2004. From August 1, 1993 until July 2004, Mr. Bloomfield was Vice President, Secretary and General Counsel of Belden 1993 Inc. He was Senior Counsel for Cooper Industries, Inc. from February 1987 to July 1993, and had been in Cooper's Law Department from 1981 to 1993. He has a B.A. in Economics, and a J.D. from the University of Cincinnati as well as an M.B.A. from The Ohio State University.

Stephen H. Johnson has been Treasurer of the Company since July 2004, and was Treasurer of Belden 1993 Inc. from July 2000 to July 2004. From November 2005 until August 2006 he served in the additional capacity of Interim Chief Financial Officer of the Company. He was Vice President, Finance of Belden Electronics from September 1998 through June 2000 and Director, Tax and Assistant Treasurer of Belden 1993 Inc. from October 1993 through August 1998. He was associated with the public accounting firm of Ernst & Young LLP from 1980 through September 1993 and was a partner with that firm since 1989. Mr. Johnson has a B.A. in History from Austin College and a Ph.D. in Philosophy from the University of Texas at Austin. He is a Certified Public Accountant.

Richard Kirschner was named Vice President, Manufacturing, in June 2006. From December 1994 to May 2006 he was Vice President, Manufacturing, for Belden Electronics and, subsequently for Belden Americas Division. From 1991 to 1994 he was General Manager, Belden Canada. From 1985 to 1991 he held plant manager positions at Belden's plants in Vermont and Indiana. From 1978 to 1985 he held various management positions in the Richmond, Indiana, plant. Mr. Kirschner has a bachelor's degree from Purdue University and a master's degree from Indiana University.

Naresh Kumra joined Belden in March 2006 as Vice President of Business Development, and was named Vice President, Operations and President, Asia Pacific in June 2006. From 1999 to 2006, he worked for McKinsey & Company, Inc., a global management consulting firm, and his last position was Associate Principal in the New York area, where he was responsible for co-leadership of private equity and growth/innovation practices. From 1991 to 1997, he worked for industrial and electronics businesses of Schlumberger Industries in New Delhi, India, and Poitiers, France, initially as a software engineer, and subsequently as manufacturing manager and product line manager. He graduated from the Indian Institute of Technology in Delhi with a B.S. in Computer Science and has an M.B.A. from the Darden School at the University of Virginia in Charlottesville, Virginia.

John S. Norman joined Belden in May 2005 as Controller and was named Chief Accounting Officer in November 2005. He was vice president and controller of Graphic Packaging International Corporation, a paperboard packaging manufacturing company, from 1999 to 2003 and has 17 years experience in public accounting with PricewaterhouseCoopers LLP. Mr. Norman has a B.S. in Accounting from the University of Missouri and is a Certified Public Accountant.

Louis Pace was appointed Vice President, Operations, and President, Specialty Products, in September 2007. From June 2006 through August 2007 he was the Company's Vice President, Business Development. He joined the Company in May 2006 as Vice President, Marketing, in the Specialty Division. He was previously a consultant with AEA Investors, Inc. where he advised senior leadership on various aspects of prospective transactions as well as strategic and operational issues. Prior to that, Mr. Pace worked for Sovereign Specialty Chemicals in progressively responsible positions, most recently as the Vice President of Product Development and Commercialization. He has an A.B. in Economics from Harvard University and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University.

Cathy Odom Staples has been Vice President, Human Resources of the Company since July 16, 2004, and held the same position with Belden 1993 Inc. from May 1997 through July 2004. She was Vice President, Human Resources for Belden Electronics from May 1992 to May 1997. Ms. Staples has a B.S.B.A. in Human Resources from Drake University.

Denis Suggs joined Belden in June 2007 as Vice President, Operations, and President, Belden Americas. Prior to joining Belden, he held various senior executive positions at Danaher Corporation, most recently as the President, Portescap and serving as the Chairman of the Board — Portescap International, Portescap Switzerland, Danaher Motion India Private Ltd., and Airpax Company. Mr. Suggs holds a B.S. in Electrical Engineering from North Carolina State University and an M.B.A. from Duke.

Item 1A. ***Risk Factors***

We make forward-looking statements in this Annual Report on Form 10-K, in other materials we file with the SEC or otherwise release to the public, and on our website. In addition, our senior management might make forward-looking statements orally to analysts, investors, the media and others. Statements concerning our future operations, prospects, strategies, financial condition, future economic performance (including growth and earnings) and demand for our products and services, and other statements of our plans, beliefs, or expectations, including the statements contained in the "Outlook" section and other portions of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," that are not historical facts, are forward-looking statements. In some cases these statements are identifiable through the use of words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would" and similar expressions. The forward-looking statements we make are not guarantees of future performance and are subject to various assumptions, risks, and other factors that could cause actual results to differ materially from those suggested by these forward-looking statements. These factors include, among others, those set forth below and in the other documents that we file with the SEC. There also are other factors that we may not describe, generally because we currently do not perceive them to be material, which could cause actual results to differ materially from our expectations.

We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Following is a discussion of some of the more significant risks that could materially impact our financial condition, results of operations and cash flows.

We may be unable to successfully implement our strategic plan.

Our strategic plan is designed to improve revenues, reduce costs and improve working capital management. We are taking various measures to achieve these goals, including focusing on higher margin products through product portfolio management, adjusting our manufacturing operations by reducing or increasing plant output, acquiring businesses, moving production to low cost regions, expanding our business in emerging markets and recruiting and retaining talented associates. There is a risk that we may not be successful in executing these measures to achieve the expected results. For example, we may be unable to reduce costs to anticipated levels to achieve the benefits from moving to low cost regions, product quality may be adversely impacted as a result of these manufacturing initiatives, and we may not achieve anticipated improved revenue growth because of lower sales of legacy products, lower sales from acquired companies, or the inability to acquire businesses to augment revenues.

Any change in the level of economic activity in our major geographical markets may have an impact on the level of demand for our products and our resulting revenue and earnings.

The demand for many of our products is economically sensitive and will vary with general economic activity, trends in nonresidential construction, investment in manufacturing facilities and automation, demand for information technology equipment, and other economic factors.

Changes in the price and availability of raw materials we use could be detrimental to our profitability.

Copper is a significant component of the cost of most of our products. Over the past three years, the prices of metals, particularly copper, have been highly volatile. Copper rose rapidly in price for much of this period and remains a volatile commodity. Other materials we use, such as PVC and other plastics derived from petrochemical feedstocks, have also risen in price. Generally, we have recovered much of the higher cost of raw materials through higher pricing of our finished products. The majority of our products are sold through distribution, and we manage the pricing of these products through published price lists which we update from time to time, with new prices taking effect a few weeks after they are announced. Some OEM contracts have provisions for passing through raw material cost changes, generally with a lag of a few weeks to three months. If we are unable to raise prices sufficiently to recover our material costs, our earnings will be reduced. If we raise our prices but competitors raise their prices less, we may lose sales, and our earnings will be reduced. If the price of copper were to decline, we might be forced to reduce prices, which could have a negative effect on revenue, and we may be required, according to the terms of contracts with certain of our distributors, to reimburse them for a portion of the price they paid for our products in their inventory. We believe the supply of raw materials (copper, plastics, and other materials) is adequate and we do not expect any substantial interruption of supply or shortage of materials. If such a supply interruption or shortage were to occur, however, this could have a negative effect on revenue and earnings.

The global cable and connectivity industry is highly competitive.

We compete with other manufacturers of cable, wire, connectivity and related products based in North America, Europe and Asia. These companies compete on price, reputation and quality, product characteristics, and terms. Actions that may be taken by competitors, including pricing, business alliances, new product introductions, and other actions, could have a negative effect on our revenue and profitability.

Well established global manufacturers of switches and automation equipment could decide to market Industrial Ethernet switches and capture market share from us.

If one or more large companies with expertise in Ethernet switches or industrial automation were to pursue a leading position in the Industrial Ethernet market, we might not be able to maintain our market share. Some potential competitors have very well-known brands, ample resources for product development, and advantageous commercial relationships. If our position in this market eroded, a significant element of our strategy for improving revenue growth and profitability would be jeopardized.

We rely on several key distributors in marketing our products.

The majority of our sales are through distributors. These distributors carry the products of competitors along with our products. Our largest distributor customer, Anixter International Inc., accounted for 17% of our revenue in 2007. If we were to lose a key distributor, our revenue and profits would likely be reduced, at least temporarily.

In the past, we have seen a few distributors acquired and consolidated. If there were further consolidation of the electronics and cable distributors, this could have an effect on our relationships with these distributors. It could also result in consolidation of distributor inventory, which would temporarily depress our revenue. We have also experienced financial failure of distributors from time to time, resulting in our inability to collect accounts receivable in full.

Our effective income tax rate may vary from year to year because of the mix of income and losses among various tax jurisdictions in which we do business.

Our effective income tax rate is the result of the income tax rates in the various countries in which we do business. Our mix of income and losses in these jurisdictions determines our effective tax rate. More income in higher tax rate jurisdictions or more losses in lower tax rate jurisdictions would increase our effective tax rate and thus lower our net income. If we generate losses in tax jurisdictions for which no benefits are available, our effective income tax rate will increase.

We might be unable to achieve planned cost savings.

The plans for our business include both revenue improvement and cost saving initiatives. For example, we substantially completed a restructuring program concerning manufacturing operations in North America during 2007. The restructuring program is expected to reduce manufacturing costs. We have also announced plans to implement lean enterprise practices throughout our organization, which are expected to reduce inventory and manufacturing costs. If we do not achieve all the planned savings, we might not achieve expected levels of profitability.

We are subject to current environmental and other laws and regulations.

We are subject to the environmental laws and regulations in each jurisdiction where we do business. We are currently, and may in the future be, held responsible for remedial investigations and clean-up costs of certain sites damaged by the discharge of hazardous substances, including sites that have never been owned or operated by us but at which we have been identified as a potentially responsible party under federal and state environmental laws. Changes in environmental and other laws and regulations in both domestic and foreign jurisdictions could adversely affect our operations due to increased costs of compliance and potential liability for noncompliance.

If our goodwill or other intangible assets become impaired, we may be required to recognize charges that would reduce our income.

Under accounting principles generally accepted in the United States, goodwill and certain other intangible assets are not amortized but must be reviewed for possible impairment annually, or more often in certain circumstances if events indicate that the asset values are not recoverable. We have incurred charges in the past for the impairment of goodwill and other intangible assets, and we may be required to do so again in future periods. Such a charge would reduce our income without any change to our underlying cash flow.

Changes in accounting rules and interpretation of these rules may affect our reported earnings.

Accounting principles generally accepted in the United States are complex and require interpretation. These principles change from time to time, and such changes may result in changes to our reported income without any change in our underlying cash flow.

Because we do business in many countries, our results of operations are affected by changes in currency exchange rates and are subject to political and economic uncertainties.

More than half of our sales are outside the United States. Other than the United States dollar, the principal currencies to which we are exposed through our manufacturing operations and sales are the euro, the Canadian dollar, the Hong Kong dollar, the Chinese renminbi and the British pound. In most cases, we have revenues and costs in the same currency, thereby reducing our overall currency risk. When the U.S. dollar strengthens against other currencies, the results of our non-U.S. operations are translated at a lower exchange rate and thus into lower reported earnings.

We have manufacturing facilities in China, Canada, Mexico and several European countries. We rely on suppliers in many countries, including China. Our foreign operations are subject to economic and political risks inherent in maintaining operations abroad such as economic and political destabilization, land use risks, international conflicts, restrictive actions by foreign governments, and adverse foreign tax laws.

Our future success depends on our ability to develop and introduce new products.

Our markets are characterized by the introduction of increasingly capable products, including fiber optic and wireless signal transmission solutions that compete with the copper cable solutions that comprise the majority of our revenue. The relative costs and merits of copper cable solutions, fiber optic cable solutions, and wireless solutions could change in the future as various competing technologies address the market opportunities. We believe that our future success will depend in part upon our ability to enhance existing products and to develop and manufacture new products that meet or anticipate such changes. We have long been successful in introducing successive generations of more capable products, but if we were to fail to keep pace with technology or with the products of competitors, we might lose market share and harm our reputation and position as a technology leader in our markets. Competing technologies could cause the obsolescence of many of our products. See the discussion above in Part I, Item 1, under Importance of New Products.

We have defined benefit pension plans that are not fully funded.

We have defined benefit pension plans in the United States, the United Kingdom, Canada and Germany. The cash funding requirements for these plans depends on the financial performance of the funds' assets, actuarial life expectancies, discount rates and other factors. The fair value of the assets in the plans may be less than the projected benefits owed by us. In most years, we are required to contribute cash to fund the pension plans, and the amount of funding required may vary significantly.

Some of our employees are members of collective bargaining groups, and we might be subject to labor actions that would interrupt our business.

Some of our employees, primarily outside the United States, are members of collective bargaining units. We believe that our relations with employees are generally good. However, if there were a dispute with one of these bargaining units, the affected operations could be interrupted resulting in lost revenues, lost profit contribution, and customer dissatisfaction.

We might have difficulty protecting our intellectual property from use by competitors, or competitors might accuse us of violating their intellectual property rights.

Disagreements about patents and intellectual property rights occur in our industry. Sometimes these disagreements are settled through an agreement for one party to pay royalties to another. The unfavorable resolution of an intellectual property dispute could preclude us from manufacturing and selling certain products, could require us to pay a royalty on the sale of certain products, or could impair our competitive advantage if a competitor wins the right to sell products we believe we invented. Intellectual property disputes could result in legal fees and other costs.

We have in the past closed plants and reduced the size of our workforce, and we might elect to do so again in the future.

Much of our manufacturing capacity is in the United States and Western Europe, which are relatively high-cost regions. Over the past few years, as a result of the 2004 merger and in furtherance of our regional manufacturing strategy, we consolidated our capacity by closing several manufacturing plants and eliminating jobs in the United States, Canada and Europe. We incurred asset impairment charges, severance charges and other costs in relation to these plant closures. If we decide to close additional facilities, we could incur significant cash and non-cash charges in connection with these actions. Product portfolio management actions could also lead to non-cash asset impairment charges in the future.

If we are unable to retain senior management and key employees, our business operations could be adversely affected.

Our success has been largely dependent on the skills, experience and efforts of our senior management and key employees. The loss of any of our senior management or other key employees could have an adverse effect on us. There can be no assurance that we would be able to find qualified replacements for these individuals if their services were no longer available, or if we do identify replacements, that the integration of those replacements will not be disruptive to our business.

Belden's strategic plan includes further acquisitions.

Our ability successfully to acquire businesses may decline if the competition among potential buyers increases or the cost of acquiring suitable businesses becomes too expensive. As a result, we may be unable to make acquisitions or be forced to pay more or agree to less advantageous acquisition terms for the companies that we are able to acquire. Alternatively, at the time an acquisition opportunity presents itself, internal and external pressures, including, but not limited to, our borrowing capacity or the availability of alternative financing, may cause us to be unable to pursue or complete an acquisition. Our ability to implement our business strategy and grow our business, particularly through acquisitions, may depend on our ability to raise capital by selling equity or debt securities or obtaining additional debt financing. We cannot make assurances that we will be able to obtain financing when we need it or on terms acceptable to us.

We may have difficulty integrating the operations of acquired businesses. Should we fail to integrate their operations, our results of operations and profitability could be negatively impacted.

We believe we have been successful in integrating the operations of recently acquired businesses with Belden. Our strategy includes further acquisitions, which might not perform as we expect. Some of the integration challenges we might face include differences in corporate culture and management styles, additional or conflicting governmental regulations, preparation of the acquired operations for compliance with the Sarbanes-Oxley Act of 2002, financial reporting that is not in compliance with U.S. generally accepted accounting principles, disparate company policies and practices, customer relationship issues and retention of key personnel. In addition, management may be required to devote a considerable amount of time to the integration process, which could decrease the amount of time we have to manage the other businesses. Some of the businesses we are interested in acquiring involve more complex technology and shorter product life cycles than are typical for Belden, and we might not be able to properly evaluate and develop the technology. We cannot make assurances that we will successfully or cost-effectively integrate operations. The failure to do so could have a negative effect on results of operations or profitability. The process of integrating operations could cause some interruption of, or the loss of momentum in, the activities of acquired businesses.

One aspect of Belden's strategic plan is further expansion into connectivity.

The expansion of our connectivity product portfolio will most likely continue to take place through acquisitions. Connectivity products generally involve more research and development spending, relative to sales, than cable products. If we do not adequately invest in research and development or if our efforts to introduce new products are not successful, our revenue from the acquired businesses might not meet our expectations. The channel structure for these products might be different from our traditional channels. We cannot make assurances that we will successfully manage the commercial integration of any acquisition.

This list of risk factors is not exhaustive. Other considerations besides those mentioned above might cause our actual results to differ from expectations expressed in any forward-looking statement.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Belden has an executive office that it leases in St. Louis, Missouri, and various manufacturing facilities, warehouses and sales and administration offices. The significant facilities as of December 31, 2007 are as follows:

Used by the Belden Americas operating segment:

Number of Properties by Country	Primary Character (M=Manufacturing, W=Warehouse)	Owned or Leased
United States-8	6 M, 2 W	7 owned
		1 leased
Canada-1	M	1 owned
Mexico-2	M	1 owned
		1 leased

Used by the Specialty Products operating segment:

Number of Properties by Country	Primary Character (M=Manufacturing, W=Warehouse)	Owned or Leased
United States-11	7 M, 4W	5 owned
		6 leased
Mexico -1	M	1 leased

Used by the Europe operating segment:

Number of Properties by Country	Primary Character (M=Manufacturing, W=Warehouse)	Owned or Leased
United Kingdom-1	1 M	1 owned
The Netherlands-2	1 M, 1 W	2 leased
Germany-6	M	3 owned
		3 leased
Italy-2	M	1 owned
		1 leased
Czech Republic-1	M	1 leased
Denmark-1	M	1 owned
Hungary-1	M	1 owned
Sweden-1	W	1 leased
United States-2	M	1 owned
		1 leased

Used by the Asia Pacific operating segment:

Number of Properties by Country	Primary Character (M=Manufacturing, W=Warehouse)	Owned or Leased
China-7	M	6 owned
		1 leased
India-1	W	1 leased
Australia-1	W	1 leased
Singapore-1	W	1 leased

The total size of all Belden Americas operating segment locations is approximately 2.3 million square feet; the total size of all Specialty Products operating segment locations is approximately 1.0 million square feet; the total size of all Europe operating segment locations is approximately 1.1 million square feet; and the total size of all Asia Pacific operating segment locations is approximately 0.9 million square feet. We believe our physical facilities are suitable for their present and intended purposes and adequate for our current level of operations.

Item 3. *Legal Proceedings*

We are a party to various legal proceedings and administrative actions that are incidental to our operations. These proceedings include personal injury cases, about 144 of which we were aware at February 6, 2008, in which we are one of many defendants, 38 of which are scheduled for trial during 2008. Electricians have filed a majority of these cases, primarily in New Jersey and Pennsylvania, generally seeking compensatory, special and punitive damages. Typically in these cases, the claimant alleges injury from alleged exposure to heat-resistant asbestos fiber. Our alleged predecessors had a small number of products that contained the fiber, but ceased production of such products more than 20 years ago. Through February 6, 2008, we have been dismissed, or reached agreement to be dismissed, in approximately 208 similar cases without any going to trial, and with only 16 of these involving any payment to the claimant. We have insurance that we believe should cover a significant portion of any defense or settlement costs borne by us in these types of cases. In our opinion, the proceedings and actions in which we are involved should not, individually or in the aggregate, have a material adverse effect on our financial condition, operating results, or cash flows.

Item 4. *Submission of Matters to a Vote of Security Holders*

During the fourth quarter of the fiscal year covered by this report, no matters were submitted to a vote of security holders of the Company.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Shareholder Matters***

Our common stock is traded on the New York Stock Exchange under the symbol "BDC."

As of February 11, 2008, there were approximately 674 record holders of common stock of Belden Inc.

We paid a dividend of $.05 per share in each quarter of 2006 and 2007. We anticipate that comparable cash dividends will continue to be paid quarterly in the foreseeable future.

Common Stock Prices and Dividends

	2007 (By Quarter)			
	1	2	3	4
Dividends per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Common stock prices:				
High	$55.29	$59.61	$60.00	$59.48
Low	$37.16	$53.01	$41.40	$42.58

	2006 (By Quarter)			
	1	2	3	4
Dividends per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Common stock prices:				
High	$27.72	$33.55	$39.83	$41.70
Low	$23.92	$25.92	$28.45	$35.03

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
September 24, 2007 through October 21, 2007	60,800	$48.14	281,300	$86,447,000
October 22, 2007 through November 18, 2007	21,100	$49.30	302,400	$85,407,000
November 19, 2007 through December 31, 2007	374,400	$45.60	676,800	$68,336,000
Total	456,300	$46.11	676,800	$68,336,000

(1) On August 16, 2007, the Board of Directors authorized the Company to repurchase up to $100.0 million of common stock in the open market or in privately negotiated transactions. The program was announced via news release on August 17, 2007.

Comparison of Cumulative Five Year Total Return(1)



DOLLARS
350
300
250
200
150
100
50
0
Belden Inc.
S&P 500 Index
Dow Jones Electronic & Electrical Equipment
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07

Total Return to Shareholders
(Includes reinvestment of dividends)

	Annual Return Percentage				
	2003	2004	2005	2006	2007
Belden Inc.	40.46%	10.79%	6.28%	60.96%	14.30%
S&P 500 Index	28.68%	10.88%	4.91%	15.79%	5.49%
Dow Jones Electronic & Electrical Equipment	57.05%	0.25%	4.34%	13.75%	18.89%

	Base Period 2002	Indexed Returns				
		2003	2004	2005	2006	2007
Belden Inc.	**100**	140.46	155.61	165.37	266.18	304.25
S&P 500 Index	**100**	128.68	142.69	149.70	173.34	182.86
Dow Jones Electronic & Electrical Equipment	**100**	157.05	157.44	164.28	186.87	222.17

(1) This chart and the accompanying data is "furnished," not "filed," with the SEC.

Item 6. ***Selected Financial Data***

Years Ended December 31,	2007	2006	2005	2004	2003
	(In thousands, except per share amounts)				
Statement of operations data:					
Revenues	$2,032,841	$1,495,811	$1,245,669	$ 864,725	$553,743
Operating income	220,736	118,478	68,538	36,434	22,430
Income from continuing operations	137,123	71,563	33,568	10,700	6,775
Basic income per share from continuing operations	3.06	1.65	0.74	0.30	0.27
Diluted income per share from continuing operations	2.73	1.48	0.69	0.31	0.27
Balance sheet data:					
Total assets	2,068,849	1,355,968	1,306,735	1,385,402	694,596
Long-term debt	350,000	110,000	172,051	232,823	136,000
Long-term debt, including current maturities	460,000	172,000	231,051	248,525	201,951
Stockholders' equity	1,072,663	843,901	713,508	810,000	281,540
Other data:					
Basic weighted average common shares outstanding	44,877	43,319	45,655	35,404	25,158
Diluted weighted average common shares outstanding	50,615	50,276	52,122	38,724	25,387
Dividends per common share	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20

In 2007, we acquired Hirschmann, LTK and Lumberg Automation during our fiscal second quarter. The results of operations of these entities are included in our operating results from their respective acquisition dates. During 2007, we recognized nonrecurring purchase accounting effects for acquisitions of $15.8 million and severance expense of $4.2 million, asset impairment expense of $3.3 million, and adjusted depreciation expense of $0.2 million related to our restructuring actions. We also recognized an $8.6 million gain on sales of assets.

In 2006, we recognized severance expense of $20.4 million, asset impairment expense of $11.1 million, and adjusted depreciation expense of $2.0 million related to our decisions to restructure our European and North American manufacturing operations and to eliminate positions worldwide to reduce production, selling, and administrative costs. We also recognized a $4.7 million favorable settlement of a prior-period tax contingency.

In 2005, we recognized asset impairment expense of $8.0 million, severance expense of $7.7 million, and adjusted depreciation expense of $1.2 million related to our decisions to exit the United Kingdom communications cable market and to restructure our European manufacturing operations. We also recognized executive succession expense of $7.0 million during 2005.

In July 2004, Belden Inc. merged with Cable Design Technologies Corporation (CDT). The results of operations of CDT are included in our operating results from July 2004. We recognized $21.7 million in restructuring and merger-related expenses during 2004. We also recognized asset impairment expense of $8.9 million related to the discontinuance of certain product lines in Europe and excess capacity in the United States resulting from the combined capacity after the merger.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We design, manufacture, and market signal transmission solutions for data networking and a wide range of specialty electronics markets including entertainment, industrial, security, consumer electronics and aerospace applications. We strive to create shareholder value by:

- Managing our product portfolio to position products according to value, eliminate low-margin revenue, and increase revenue in higher margin and strategically important products;
- Protecting and enhancing the perceived value of the Belden brand and our family of brands;
- Continuously improving business processes throughout the enterprise via a comprehensive lean tool set and the institution of a continuous improvement mind-set across the company;
- Recruiting and developing the best talent we can find and improving the effectiveness of our performance management processes;
- Migrating our manufacturing capacity to low-cost locations within each major geographic region to be closer to our customers and to reduce the landed cost of our products;
- Investing in both organic and inorganic growth in fast-growing regions;
- Capturing additional market share by improving channel relationships, improving our capability to serve global accounts, and concentrating sales efforts on solution selling and vertical markets; and
- Migrating from copper-based transmission technologies to signal transmission solutions via fiber, wireless and copper, and enriching our product portfolio by offering connectors, passive and active components and embedded transmission solutions.

To accomplish these goals, we use a set of tools and processes that are designed to continuously improve business performance in the critical areas of quality, delivery, cost, and innovation. We consider revenue growth, operating margin, cash flows, return on invested capital and working capital management metrics to be our key operating performance indicators. We also desire to acquire businesses that we believe can help us achieve the objectives described above. The extent to which appropriate acquisitions are made and integrated can affect our overall growth, operating results, financial condition and cash flows.

We are a multinational corporation with global operations. Approximately 55% of our sales were derived outside the United States in 2007. As a global business, our operations are affected by worldwide, regional, and industry economic and political factors. Our market and geographic diversity has helped limit the impact of any one market or the economy of any single country on our consolidated operating results. Given the broad range of products manufactured and geographies served, we use indices concerning general economic trends to predict our outlook for the future. Our individual businesses monitor key competitors and customers, including to the extent possible their sales, to gauge relative performance and the outlook for the future.

While differences exist among our businesses, we generally continued to see broad-based market expansion during 2007. We supplemented this market expansion with revenue growth derived from our three business acquisitions made during 2007. Consolidated revenues for 2007 increased 35.9% over 2006. Revenues from the acquired businesses contributed 33.1% of the total growth. Revenues derived from existing businesses for the year (references to "revenues derived from existing businesses" in this report include revenues derived from acquired businesses starting from the first anniversary of the acquisition, but exclude currency effect and revenues from divested operations) contributed 2.0% growth. The impact of currency translation on revenues contributed 2.6% growth. These increases were partially offset by lost revenues from divested operations that contributed a 1.8% reduction in revenue. Consolidated revenues for 2006 increased 20.1% over 2005. Revenues derived from existing businesses for the year contributed 18.9% growth. The impact of currency translation on revenues contributed the additional 1.2% growth.

We continue to operate in a highly competitive business environment in the markets and geographies served. Our performance will be impacted by our ability to address a variety of challenges and opportunities in these markets and geographies, including trends toward increased utilization of the global labor force, expansion of market opportunities in emerging markets such as China and India, migration away from a fragmented, sub-scale, high-cost manufacturing footprint, and potential volatility in raw material costs.

Although we use the United States dollar as our functional currency for reporting purposes, a substantial portion of our assets, liabilities, operating results, and cash flows reside in or are derived from countries other than the United States. These assets, liabilities, operating results, and cash flows are translated from local currencies into the United States dollar using exchange rates effective during the respective period. We have generally accepted the exposure to currency exchange rate movements without using derivative financial instruments to manage this risk. Both positive and negative movements in currency exchange rates against the United States dollar will continue to affect the reported amount of assets, liabilities, operating results, and cash flows in our consolidated financial statements.

Significant Events in 2007

During 2007, we completed three acquisitions. We acquired Hirschmann Automation and Control GmbH (Hirschmann) on March 26, 2007 for $257.9 million. Hirschmann has its headquarters in Germany and is a leading supplier of industrial ethernet solutions and industrial connectivity. The acquisition of Hirschmann enables us to deliver connectivity and networking solutions for demanding industrial environments and large-scale infrastructure projects worldwide. On March 27, 2007, we acquired LTK Wiring Co. Ltd. (LTK), a Hong Kong company, for $214.4 million. LTK is one of the largest manufacturers of electronic cable for the China market. LTK gives us a strong presence in China among OEM customers, including consumer electronics manufacturers. On April 30, 2007, we completed the purchase of the assets of Lumberg Automation Components (Lumberg Automation) for $117.5 million. Lumberg Automation has its headquarters in Germany and is a leading supplier of industrial connectors, high performance cord-sets and fieldbus communication components for factory automation machinery. Lumberg Automation complements the industrial connectivity portfolio of Hirschmann as well as our expertise in signal transmission. The results of operations of each acquisition have been included in our results of operations from their respective acquisition dates. Hirschmann and Lumberg Automation are included in the Europe segment, and LTK is included in the Asia Pacific segment.

We have implemented restructuring actions during 2005 — 2007 in both Europe and North America and initiated position eliminations worldwide in 2006. In Europe, we exited the United Kingdom telecommunications cable market, ceased to manufacture certain products in Hungary, the Czech Republic, and the Netherlands, sold our telecommunications cable operation in the Czech Republic, and sold a plant in Sweden in an effort to reduce manufacturing floor space and overhead and to streamline administrative processes. In North America, we have constructed a new plant in Mexico, sold plants in Canada, South Carolina, Illinois and Vermont, and announced the closure of a plant in Kentucky in an effort to reduce our manufacturing costs. We have initiated position eliminations worldwide in an effort to streamline production support, sales, and administrative operations. At the end of 2007, we announced a voluntary separation program to salaried associates in the United States who are at least 50 years of age and have 10 years of service with the Company. As a result of our restructuring actions, we recognized severance, asset impairment, and adjusted depreciation costs in 2005, 2006 and 2007. In 2008, we expect to recognize $4-$8 million of additional severance costs related to the voluntary separation program. We may also recognize additional asset impairment expenses including potential impairments of goodwill and intangible assets depending on how our restructuring actions impact our operating results. Furthermore, any new restructuring actions would likely result in additional charges for severance, adjusted depreciation and asset impairments.

Results of Operations

Consolidated Continuing Operations

	2007	2006	2005	Percentage Change 2007 vs. 2006	Percentage Change 2006 vs. 2005
	(In thousands, except percentages)				
Revenues	$2,032,841	$1,495,811	$1,245,669	35.9%	20.1%
Gross profit	561,370	333,313	277,373	68.4%	20.2%
Selling, general and administrative expenses	345,928	205,139	203,825	68.6%	0.6%
Operating income	220,736	118,478	68,538	86.3%	72.9%
Income from continuing operations before taxes	201,563	112,276	57,540	79.5%	95.1%
Income from continuing operations	137,123	71,563	33,568	91.6%	113.2%

Revenues increased in 2007 compared to 2006 primarily for the following reasons:

- We acquired Hirschmann, LTK and Lumberg Automation in 2007, which contributed revenues of $495.1 million and represented 33.1 percentage points of the revenue increase.

- Revenues also increased due to increased selling prices and favorable product mix that resulted primarily from our strategic initiative in portfolio management to reposition many products for margin improvement. Sales price increases and favorable product mix contributed 6.6 percentage points of the revenue increase.

- Favorable currency translation contributed 2.6 percentage points of the revenue increase.

The positive impact that the factors listed above had on the revenue comparison were partially offset by the following factors:

- A decline in unit sales volume due to our strategic initiative in product portfolio management that increased prices of certain lower-margin products represented a 4.6 percentage point decrease.

- Lost sales from the disposal of our telecommunications cable operation in the Czech Republic represented a 1.8 percentage point decrease.

Gross profit increased in 2007 compared to 2006 primarily for the following reasons:

- The three recent acquisitions contributed in total $145.0 million of gross profit in 2007.

- We increased prices and deemphasized certain lower-margin products as part of our product portfolio management initiative.

- We closed plants in South Carolina, Illinois, and Sweden and reduced production at a plant in Kentucky as part of our regional manufacturing strategic initiative.

- We recognized $9.6 million of lower excess and obsolete inventory charges in 2007. The decrease in excess and obsolete inventory charges was primarily due to a change in 2006 in the parameters we used to identify such inventories. The parameters were changed to conform to our goal to better manage our working capital and reduce our reliance on finished goods inventory as well as to include a more consistent definition of what constitutes excess and obsolete inventory.

- We recognized $13.7 million of lower severance costs in 2007. Severance costs recognized in 2007 primarily related to North American restructuring actions. Severance costs recognized in 2006 primarily related to European restructuring actions.

The positive impact that the factors listed above had on the gross profit comparison were partially offset by the following factors:

- We incurred $13.3 million of additional cost of sales in 2007 due to the nonrecurring effects of purchase accounting, primarily inventory cost step-up related to the three recent acquisitions.
- We incurred redundant costs and inefficiencies as we continue to shift production from high cost to low cost locations.

Selling, general and administrative (SG&A) expenses increased in 2007 compared to 2006 primarily for the following reasons:

- The three recent acquisitions incurred in total $107.3 million of SG&A expenses in 2007, which includes $5.2 million of recurring amortization expense and $2.4 million of nonrecurring amortization expense of intangible assets.
- Excluding the impact of the recent acquisitions, we recognized share-based compensation costs in 2007 that exceeded those recognized in 2006 by $4.2 million primarily due to incremental expense from the annual equity awards made in February 2007.
- We incurred an increase in salaries, wages, and associated fringe benefits costs in 2007 primarily due to increased annual incentive plan compensation and additional headcount.

In 2007, we completed the sale of our telecommunications cable operation in the Czech Republic for $25.7 million and recorded a gain of $7.8 million. We also sold a plant in Illinois as part of our previously announced restructuring plan and recorded a gain of $0.7 million. In 2006, we sold property, plant and equipment in Sweden for a gain of $1.4 million.

In 2007, we identified certain tangible long-lived assets related to our plants in Czech Republic, the Netherlands and Canada for which the carrying values were not fully recoverable. We recognized an impairment loss related to these assets totaling $3.3 million. In 2006, we determined that certain asset groups in the Belden Americas and Europe operating segments were impaired and recognized impairment losses totaling $11.1 million.

Operating income increased in 2007 compared to 2006 primarily due to the favorable gross profit comparison, gain on sale of assets and lower asset impairment charges partially offset by the unfavorable SG&A expense comparison discussed above.

Income from continuing operations before taxes increased in 2007 compared to 2006 due to higher operating income partially offset by higher interest expense resulting from the March 2007 issuance of 7.0% senior subordinated notes with an aggregate principal amount of $350.0 million.

Our effective annual tax rate decreased from 36.3% in 2006 to 32.0% in 2007. This change is primarily attributable to the release of previously recorded deferred tax asset valuation allowances in the Netherlands and Germany in 2007 as a result of improved profitability in these regions and to a greater percentage of our income coming from low tax jurisdictions.

Income from continuing operations increased in 2007 compared to 2006 due to higher pretax income partially offset by higher income tax expense. Consequently, return on invested capital (defined as net income plus interest expense after tax divided by average total capital, which is the sum of stockholders' equity, long-term debt and current debt) in 2007 was 11.5% compared to 7.5% in 2006.

Revenues generated in 2006 increased from revenues generated in 2005 because of increased selling prices, increased unit sales volume, favorable product mix, and favorable foreign currency translation on international revenues. Price improvement resulted primarily from the impact of sales price increases we implemented during 2005 — 2006 across most product lines in response to increases in the costs of copper and commodities derived from petrochemical feedstocks and improved pricing practices at certain of our operations. The price of copper, our primary raw material, increased from $1.49 per pound at December 31, 2004 to $2.16 per pound at December 31, 2005 and $2.85 per pound at December 31, 2006. Sales price increases contributed approximately 17.9 percentage points of the revenue increase. Favorable currency translation contributed 1.2 percentage points of revenue increase in 2006. Higher unit sales of products with industrial, video/sound/security (VSS), and transportation/defense (TD) applications were partially offset by a decrease in unit sales of products with communications/networking (CN) applications, but still contributed approximately 1.0 percentage point of revenue increase. Unit sales of products with industrial, VSS, and TD applications improved during 2006 because of increased demand from customers in the fossil fuels, power generation, and broadcast industries and facilities manufacturing these products improved their order fill rates and reduced their backlog. Unit sales of products with CN applications declined in 2006 as a result of our product portfolio management initiatives. Although unit sales of products with CN applications decreased from 2005 to 2006, gross margins improved as a result of our product portfolio management actions.

Gross profit increased in 2006 from the prior year primarily because of the revenue increase discussed above. Higher cost of sales in 2006 resulted from (1) increased variable production costs necessary to support improved unit sales, (2) the increase in copper and certain other raw materials costs, (3) excess and obsolete inventory charges resulting primarily from a change in the parameters we used to identify such inventories that exceeded those recognized in 2005 by $14.8 million, (4) severance costs that exceeded those recognized in 2005 by $9.3 million, and (5) adjusted depreciation costs that exceeded those recognized in 2005 by $0.9 million. In 2006, we recognized severance expense totaling $17.2 million related primarily to the restructuring actions in Europe and North America and worldwide position eliminations. We also recognized adjusted depreciation costs totaling $2.0 million in 2006 related to the restructuring actions in Europe and North America. These negative factors impacting the gross profit comparison were partially offset by the positive impact of manufacturing cost reduction actions (including the closures of two manufacturing facilities in the United States and Sweden during 2005 — 2006).

Selling, general and administrative expenses recognized in 2006 were relatively unchanged from those recognized in 2005. In 2006, we recognized (1) share-based compensation costs that exceeded those recognized in the prior year by $2.2 million primarily because of the 2006 adoption of SFAS No. 123(R), (2) severance costs that exceeded those recognized in 2005 by $3.7 million, and (3) travel costs that exceeded those recognized in the prior year by $1.7 million because of increased travel related to our various strategic initiatives. These increased costs were offset by (1) salary costs recognized in 2005 that exceeded those recognized in the current year by $6.4 million primarily because of 2006 employee terminations related to the restructuring actions in Europe and North America, (2) gains recognized on the disposals of tangible assets in 2006 that exceeded those recognized in the prior year by $2.3 million, and (3) other SG&A expenses recognized in 2005 that exceeded those recognized in 2006 by $0.6 million. In 2006, we recognized severance expense totaling $5.1 million related primarily to the restructuring actions in Europe and North America and worldwide position eliminations. In 2006, we also recognized gains on disposals of tangible assets primarily in our Netherlands, Czech Republic, and Sweden manufacturing facilities totaling $2.5 million related to the restructuring actions in Europe.

Operating income increased in 2006 from the prior year because of the favorable gross profit comparison partially offset by asset impairment charges recognized in 2006 that exceeded those recognized in the prior year by $3.1 million and $3.0 million in nonrecurring minimum requirements contract income recognized in 2005. In 2006, we recognized asset impairment expenses totaling $11.1 million related to the restructuring actions in Europe and North America.

Income from continuing operations before taxes increased in 2006 from 2005 because of higher operating income, lower interest expense, and higher interest income. Interest expense recognized in 2006 decreased by $1.9 million from that recognized in 2005 because we repaid medium-term notes totaling $15.0 million, $15.0 million, and $44.0 million in August 2005, August 2006, and September 2006, respectively. Interest income earned on cash equivalents in 2006 increased by $2.3 million from 2005 because of higher cash equivalents and increased interest rates.

Our effective annual tax rate changed from 41.7% in 2005 to 36.3% in 2006. This change is primarily attributable to a decrease in deferred tax asset valuation allowances recognized as a percentage of pretax income and to a decrease in goodwill impairment charges on which no tax benefit was recognized. Incremental deferred tax asset valuation allowances recognized against foreign net operating loss carryforwards decreased from $5.0 million in 2005 to $3.7 million in 2006. Goodwill impairment charges decreased from $6.9 million in 2005 to $0 in 2006.

Income from continuing operations increased in 2006 from the prior year because of higher operating income partially offset by higher income tax expense. Consequently, return on invested capital in 2006 was 7.5% compared to 5.5% in 2005.

Belden Americas Segment

	2007	2006	2005	Percentage Change 2007 vs. 2006	Percentage Change 2006 vs. 2005
		(In thousands, except percentages)			
Total revenues	$935,176	$883,354	$713,534	5.9%	23.8%
Operating income	166,360	123,675	98,046	34.5%	26.1%
as a percent of total revenues	*17.8%*	*14.0%*	*13.7%*		

Belden Americas total revenues, which include affiliate revenues, increased in 2007 from 2006 primarily due to increased selling prices, favorable mix and favorable foreign currency translation on international revenues. These increases were partially offset by a decrease in unit sales volume that was due to our strategic initiative in product portfolio management which involved price increases on many lower-margin products to reposition them or to reduce less profitable or unprofitable revenues. Operating income increased in 2007 from 2006 primarily due to the growth in revenues and favorable product mix. Operating income in 2007 also benefited from a $0.7 million gain on the sale of a plant in Illinois. The increase in operating income was also due to $13.5 million of lower severance and asset impairment charges in 2007 related to our North American restructuring actions. These positive factors affecting the operating results comparison were partially offset by redundant costs and inefficiencies incurred as we continue to shift production from high cost to low cost locations.

Belden Americas total revenues increased in 2006 from 2005 primarily because of increased selling prices, favorable product mix, increased unit sales volume, and favorable foreign currency translation on international revenues. Price improvement resulted primarily from the impact of price increases we implemented during 2005 — 2006 across most product lines in response to increased raw materials costs and to improved pricing practices at certain of our operations. Higher unit sales resulted from increased demand from customers in the fossil fuels, power generation, and broadcast industries coupled with improved order fill rates and reduced backlog at plants manufacturing these products. Operating income increased in 2006 from the prior year primarily because of the favorable product mix, improved unit sales volume, improved factory utilization that resulted from a 2005 restructuring action, and the impact of 2005 cost reduction actions, including the closure of our manufacturing facility in Vermont in June 2005. These positive factors affecting the operating income comparison were partially offset primarily by increased variable production costs necessary to support improved unit sales, rising copper and certain other raw materials costs, severance costs recognized in 2006 that exceeded those recognized in 2005 by $9.9 million, and asset impairment costs recognized in 2006 that exceeded those recognized in 2005 by $8.6 million. In 2006, we recognized severance costs totaling $10.6 million related primarily to the restructuring actions in North America and position eliminations worldwide. Asset impairment costs recognized in 2006 on tangible assets in our manufacturing facilities in Illinois, South Carolina, and Quebec were also the result of the North American restructuring actions.

Specialty Products Segment

	2007	2006	2005	Percentage Change 2007 vs. 2006	Percentage Change 2006 vs. 2005
		(In thousands, except percentages)			
Total revenues	$328,737	$277,775	$250,008	18.3%	11.1%
Operating income	53,265	33,116	24,844	60.8%	33.3%
as a percent of total revenues	*16.2%*	*11.9%*	*9.9%*		

Specialty Products total revenues, which include affiliate revenues, increased in 2007 from 2006 primarily due to increased affiliate revenues as more of the capacity in the Specialty Products segment was used to meet customer demand in the Belden Americas segment. External customer revenues decreased due to lower unit sales volume partially offset by increased selling prices and favorable product mix. Decreased unit sales volume and increased prices resulted from our strategic initiative in product portfolio management which involved price increases on many lower-margin products to reposition them or to reduce less profitable or unprofitable revenues. Gross margins improved as a result of these product portfolio management actions. Operating income increased in 2007 from 2006 primarily due to the improvement in revenues and gross margins as discussed above.

Specialty Products total revenues increased in 2006 from 2005 primarily because of increased selling prices and favorable product mix partially offset by decreased unit sales volume. Price improvement resulted primarily from the impact of price increases we implemented during 2005 — 2006 across most product lines in response to increased raw materials costs and to improved pricing practices at certain of our operations manufacturing networking products. Decreased unit sales volume resulted from our product portfolio management actions. Although unit sales volume decreased from 2005 to 2006, gross margins improved as a result of our product portfolio management actions. Operating income increased in 2006 from the prior year primarily because of improved revenues partially offset by rising raw material costs, increased excess and obsolete inventory charges, and severance costs totaling $0.5 million recognized in 2006 because of worldwide position eliminations.

Europe Segment

				Percentage Change	
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	(In thousands, except percentages)				
Total revenues	$640,950	$373,738	$333,251	71.5%	12.1%
Operating income (loss)	48,272	4,072	(8,542)	1085.5%	147.7%
as a percent of total revenues	*7.5%*	*1.1%*	*−2.6%*		

Europe total revenues, which include affiliate revenues, increased in 2007 from 2006 primarily due to the acquisitions of Hirschmann and Lumberg Automation as well as increased selling prices, favorable mix, and favorable foreign currency translation partially offset by lost revenues from the disposal of our telecommunications cable operation in the Czech Republic and decreased unit sales volume. From their respective acquisition dates through December 31, 2007, Hirschmann and Lumberg Automation in total had revenues of $269.0 million. Decreased unit sales volume and increased prices resulted from our strategic initiative in product portfolio management which involved price increases on many lower-margin products to reposition them or to reduce less profitable or unprofitable revenues. Although unit sales volume decreased, gross margins improved as a result of both product portfolio management and cost reduction actions. Europe operating results improved in 2007 primarily due to revenue increases, improved factory utilization and cost reductions that resulted from restructuring actions, including the 2006 closure of a plant in Sweden and decreased production in the Netherlands, a $7.8 million gain recognized on the sale of our telecommunications cable operation in the Czech Republic, and severance costs recognized in 2007 that were less than those recognized in 2006 by $9.3 million. These positive factors affecting the operating results comparison were partially offset by $13.5 million of nonrecurring expenses from the effects of purchase accounting recognized in 2007 relating to the acquisitions of Hirschmann and Lumberg Automation. These expenses include inventory cost step-up of $11.3 million recognized in cost of sales and amortization of the sales backlog intangible assets of $2.1 million.

Europe total revenues increased in 2006 from 2005 primarily because of increased selling prices, favorable product mix, and favorable foreign currency translation partially offset by decreased unit sales volume. Price improvement resulted primarily from the impact of price increases we implemented during 2005 — 2006 across most product lines in response to increased raw materials costs. Decreased unit sales volume resulted from our product portfolio management actions. Although unit sales volume decreased from 2005 to 2006, gross margins improved as a result of both product portfolio management and cost reduction actions. Europe operating results improved from an operating loss in 2005 to operating income in 2006 primarily because of improved revenues, asset impairment charges recognized in 2005 that exceeded those recognized in 2006 by $3.1 million, and a 2006 gain recognized on the disposal of tangible assets primarily in our Netherlands, Czech Republic, and Sweden manufacturing facilities totaling $2.5 million. These positive factors affecting the operating results comparison were partially offset by rising raw materials costs and severance costs recognized in 2006 that exceeded those recognized in 2005 by $1.3 million. In 2006, we recognized severance costs totaling $9.3 million related primarily to the restructuring actions and worldwide position eliminations.

Asia Pacific Segment

	2007	2006	2005	Percentage Change 2007 vs. 2006	Percentage Change 2006 vs. 2005
	(In thousands, except percentages)				
Total revenues	$302,482	$64,297	$50,208	370.4%	28.1%
Operating income	30,593	6,803	2,838	349.7%	139.7%
as a percent of total revenues	*10.1%*	*10.6%*	*5.7%*		

Asia Pacific total revenues, which include affiliate revenues, increased in 2007 from 2006 primarily due to the acquisition of LTK. From the acquisition date of March 27, 2007 through December 31, 2007, LTK had revenues of $226.1 million. In 2007, revenues from Belden branded products increased due to increased selling prices, increased unit sales volume, favorable mix, and favorable currency translation on international revenues. Price improvement resulted primarily from our strategic initiatives in product portfolio management. Operating income increased in 2007 from 2006 primarily due to operating income generated from LTK of $21.4 million. Operating income also increased due to favorable product mix resulting from product portfolio management actions. These positive factors were partially offset by increases in salaries, wages, and associated benefits primarily a result of increased sales personnel in the segment. Additionally, operating income in 2007 includes $2.3 million of nonrecurring expenses from the effects of purchase accounting, primarily inventory cost step-up of $2.0 million recognized in cost of sales and amortization of the sales backlog intangible asset of $0.3 million.

Asia Pacific total revenues increased in 2006 from 2005 primarily because of increased unit sales volume and increased selling prices. Higher unit sales resulted from increased demand for products in all our served markets primarily because of improvement in sales representation in 2006 and several large casino and hotel construction projects. Price increases were implemented during 2005 — 2006 in response to rising raw material costs. Operating income increased during 2006 from the prior year primarily because of the favorable revenue comparison.

Discontinued Operations

During 2006 and 2005, we reported the operations listed in Note 5 to the Consolidated Financial Statements as discontinued operations.

	2006	2005
	(In thousands)	
Results of Operations:		
Revenues	$27,644	$108,561
Loss before taxes	$(1,900)	$ (3,691)
Income tax benefit	570	2,518
Net loss	$(1,330)	$ (1,173)
Disposal:		
Gain (loss) before taxes	$(6,140)	$ 23,692
Income tax benefit (expense)	1,842	(8,529)
Net gain (loss)	$(4,298)	$ 15,163

We recognized a loss on the disposal of discontinued operations during 2006 related to the sale of our communications cable operation in Manchester, United Kingdom. We recognized a gain on the disposal of discontinued operations during 2005 related to the sale of our communications cable operation in Phoenix, Arizona.

Liquidity and Capital Resources

Significant factors affecting our cash liquidity include (1) cash provided by operating activities, (2) disposals of tangible assets, (3) exercises of stock options, (4) cash used for business acquisitions, capital expenditures, share repurchases and dividends, and (5) our available credit facilities and other borrowing arrangements. We expect our operating activities to generate cash in 2008 and believe our sources of liquidity are sufficient to fund current working capital requirements, planned capital expenditures, scheduled contributions for our retirement plans, quarterly dividend payments, and our short-term operating strategies. Customer demand, competitive market forces, commodities pricing, customer acceptance of our product mix or economic conditions worldwide could affect our ability to continue to fund our future needs from business operations.

The following table is derived from our Consolidated Cash Flow Statements:

	Years Ended December 31,	
	2007	2006
	(In thousands)	
Net cash provided by (used for):		
Operating activities	$ 205,556	$141,156
Investing activities	(590,224)	(1,465)
Financing activities	277,108	(22,673)
Effects of currency exchange rate changes on cash and cash equivalents	13,373	2,495
Increase (decrease) in cash and cash equivalents	(94,187)	119,513
Cash and cash equivalents, beginning of year	254,151	134,638
Cash and cash equivalents, end of year	$ 159,964	$254,151

Net cash provided by operating activities, a key source of our liquidity, increased by $64.4 million in 2007 compared to 2006 predominantly due to net income growth and improvements in receivables, inventories, and accounts payable and accrued liabilities that contributed in total favorable cash flows of $54.7 million in 2007 compared to favorable cash flows of $19.2 million in 2006.

With respect to key working capital accounts, we continued to improve our management of accounts payable and accrued liabilities, receivables and inventories. Cash flow related to changes in outstanding accounts payable and accrued liabilities improved to a $28.1 million source of cash in 2007 compared to a $2.5 million use of cash in 2006 due primarily to longer payment terms. Days payables outstanding (defined as accounts payable and accrued liabilities divided by the average daily cost of sales and selling, general and administrative expenses recognized during the year) was 70 days at December 31, 2007 and 53 days at December 31, 2006. Excluding the impact of the three recent acquisitions, days payables outstanding at December 31, 2007 was 58 days. Cash flow related to changes in outstanding receivables improved to a $5.1 million source of cash in 2007 from a $12.7 million use of cash in 2006. Days sales outstanding in receivables (defined as receivables divided by average daily revenues recognized during the year) increased to 67 days at December 31, 2007 from 53 days at December 31, 2006 primarily due to longer collection cycles at the recently acquired companies. Excluding the impact of the acquisitions, days sales outstanding at December 31, 2007 was 52 days. Cash flow related to changes in inventory on-hand was a $21.4 million source of cash in 2007 and a $34.5 million source of cash in 2006. Inventory turns (defined as annual cost of sales divided by inventories) remained consistent at 5.7 as of December 31, 2007 and 2006. Excluding the impact of the three recent acquisitions, inventory turns at December 31, 2007 were 5.8.

Net cash used for investing activities totaled $590.2 million in 2007 compared to $1.5 million in 2006. This change in cash flows from investing activities resulted predominantly from $589.8 million of cash used to acquire Hirschmann, LTK and Lumberg Automation during 2007. The change is also due to a $41.8 million increase in capital expenditures in 2007 compared to 2006 primarily due to construction of our new plants in Mexico and China. These increases in cash payments were partially offset by a $26.1 million increase in proceeds generated from the disposal of assets. In 2007, we received proceeds totaling $60.2 million related primarily to the sale of our telecommunications cable operation in the Czech Republic and the sales of real estate in the Netherlands, Canada, Illinois, South Carolina and Vermont. In the first quarter of 2008, we expect to collect a $5.8 million receivable related to the 2007 sale of our telecommunications cable operation in the Czech Republic. In 2006, we received proceeds totaling $34.1 million related primarily to the disposal of tangible assets at our discontinued Manchester, United Kingdom business.

Planned capital expenditures for 2008 include the completion of construction of a new manufacturing facility in China. We anticipate that our capital expenditures will be funded with available cash.

Net cash provided by financing activities in 2007 totaled $277.1 million compared to a cash outflow of $22.7 million in 2006. This improvement in the cash flow impact of financing activities resulted predominantly from a $347.1 million increase in net funds provided under borrowing arrangements. In 2007, we issued $350.0 million aggregate principal amount of 7.0% senior subordinated notes due 2017, redeemed medium-term notes in the aggregate principal amount of $62.0 million, and both borrowed and repaid $216.0 million under our senior secured credit facility. In 2006, we repaid $59.1 million of debt. The positive impact that the net borrowings had on the financing cash flows comparison was partially offset by debt issuance costs paid in 2007 that exceeded debt issuance costs paid in 2006 by $10.0 million and $31.7 million of payments under the 2007 share repurchase program. In 2007, we paid debt issuance costs of $11.1 million related primarily to the issuance of the senior subordinated notes. In 2006, we paid debt issuance costs of $1.1 million related to the senior secured credit facility. In 2007, we repurchased 676,800 shares of our common stock for $31.7 million, an average price per share of $46.79. From January 1, 2008 through February 22, 2008, we have repurchased an additional 639,714 shares of our common stock for $25.9 million, an average price of $40.49, resulting in $42.4 million remaining under our previously announced share repurchase program. Our cash liquidity will be impacted by additional share repurchases in future periods.

Our outstanding debt obligations as of December 31, 2007 consisted of $350.0 million aggregate principal of 7.0% senior subordinated notes due 2017 and $110.0 million aggregate principal of 4.0% convertible subordinated debentures due 2023. We may call some or all of these debentures on or after July 21, 2008 for redemption. If we do call the debentures, the holders of the debentures have the right to tender the notes to us for conversion. We currently anticipate that we will call the debentures for redemption and that, as a result, the holders will tender them for conversion. Upon conversion, we are obligated to pay the $110.0 million principal amount of the debentures in cash and to pay any conversion consideration in excess of the principal amount in shares of our common stock.

On February 16, 2007, we redeemed medium-term notes in the aggregate principal amount of $62.0 million and, in connection therewith, we paid a make-whole premium of approximately $2.0 million. The redemption was made with cash on hand.

Additional discussion regarding our various borrowing arrangements is included in Note 11 to the Consolidated Financial Statements and the Overview section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Contractual obligations outstanding at December 31, 2007 have the following scheduled maturities:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(In thousands)		
Long-term debt obligations(1)(2)(3)	$460,000	$110,000	$ —	$ —	$350,000
Interest payments on long-term debt obligations	234,950	26,700	49,000	49,000	110,250
Operating lease obligations(4)	46,125	14,169	17,506	7,676	6,774
Purchase obligations(5)	32,850	32,850	—	—	—
Other commitments(6)	3,145	—	2,242	903	—
Pension and other postemployment obligations	127,691	16,606	25,261	24,939	60,885
Total	$904,761	$200,325	$94,009	$82,518	$527,909

(1) As described in Note 11 to the Consolidated Financial Statements.

(2) Amounts do not include accrued and unpaid interest. Accrued and unpaid interest related to long-term debt obligations is reflected on a separate line in the table.

(3) Holders of our 4.00% convertible subordinated debentues due in 2023 may require us to purchase all or a part of the debentures in 2008, 2013, and 2018 at a price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest up to the repurchase date. The convertible debentures contain a net share settlement

feature requiring us upon conversion to pay cash for the principal amount and to pay any conversion consideration in excess of the principal amount in shares of our common stock.

(4) As described in Note 16 to the Consolidated Financial Statements.

(5) Includes agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction.

(6) Includes unrecognized tax benefits under FIN 48, but excludes $1.7 million of such unrecognized tax benefits for which we cannot make a reasonably reliable estimate of the amount and period of payment (see Note 12 to the Consolidated Financial Statements).

Our commercial commitments expire or mature as follows:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(In thousands)		
Lines of credit	$343,941	$ —	$—	$343,941	$—
Standby financial letters of credit	6,059	6,059	—	—	—
Bank guarantees	12,510	12,510	—	—	—
Surety bonds	2,623	2,623	—	—	—
Total	$365,133	$21,192	$—	$343,941	$—

Standby financial letters of credit, guarantees, and surety bonds are generally issued to secure obligations we have for a variety of commercial reasons such as risk self-insurance programs, unfunded retirement plans, and the importation and exportation of product.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, results of operations, or cash flows that are or would be considered material to investors.

Current-Year Adoption of Recent Accounting Pronouncements

Discussion regarding our adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*, is included in Note 2 and Note 12 to the Consolidated Financial Statements.

Pending Adoption of Recent Accounting Pronouncements

Discussion regarding our pending adoption of Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, is included in Note 2 to the Consolidated Financial Statements.

Discussion regarding our pending adoption of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, is included in Note 2 to the Consolidated Financial Statements.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States (GAAP) requires us to make estimates and judgments that affect the amounts reported in our Consolidated Financial Statements. We base our estimates and judgments on historical experience or various assumptions that are believed to be reasonable under the circumstances, and the results form the basis for making judgments about the reported values of assets, liabilities, revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following critical accounting policies affect our more significant estimates and judgments used in the preparation of the

Consolidated Financial Statements. We provide a detailed discussion on the application of these and other accounting policies in Note 2 to the Consolidated Financial Statements.

Revenue Recognition

We recognize revenue when all of the following circumstances are satisfied: (1) persuasive evidence of an arrangement exists, (2) price is fixed or determinable, (3) collectibility is reasonably assured, and (4) delivery has occurred. Delivery occurs in the period in which the customer takes title and assumes the risks and rewards of ownership of the products specified in the customer's purchase order or sales agreement.

Accounts Receivable

We sometimes grant trade, promotion, and other special price reductions such as meet competition pricing, price protection, contract pricing, and on-time payment discounts to certain of our customers. We also adjust receivables balances for, among other things, correction of billing errors, incorrect shipments, and settlement of customer disputes. Customers are allowed to return inventory if and when certain conditions regarding the physical state of the inventory and our approval of the return are met. Certain distribution customers are allowed to return inventory at original cost, in an amount not to exceed three percent of the prior year's purchases, in exchange for an order of equal or greater value. Until we can process these reductions, corrections, and returns (together, the Adjustments) through individual customer records, we estimate the amount of outstanding Adjustments and recognize them against our gross accounts receivable and gross revenues. We base these estimates on historical and anticipated sales demand, trends in product pricing, and historical and anticipated Adjustments patterns. We charge revisions to these estimates back to accounts receivable and revenues in the period in which the facts that give rise to each revision become known. Future market conditions and product transitions might require us to take actions to further reduce prices and increase customer return authorizations, possibly resulting in an incremental reduction of accounts receivable and revenues at the time the reduction or return is authorized.

We evaluate the collectibility of accounts receivable based on the specific identification method. A considerable amount of judgment is required in assessing the realization of accounts receivable, including the current creditworthiness of each customer and related aging of the past due balances. We perform ongoing credit evaluations of our customers' financial condition. Through these evaluations, we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. In circumstances where we are aware of a customer's inability or unwillingness to pay outstanding amounts, we record a specific reserve for bad debts against amounts due to reduce the receivable to its estimated collectible balance. There have been occasions in the past where we recognized an expense associated with the rapid collapse of a distributor for which no specific reserve had been previously established. The reserve requirements are based on the best facts available to us and are reevaluated and adjusted as additional information is received.

Inventories

We evaluate the realizability of our inventory on a product-by-product basis in light of historical and anticipated sales demand, technological changes, product life cycle, component cost trends, product pricing and inventory condition. In circumstances where inventory levels are in excess of historical and anticipated market demand, where inventory is deemed technologically obsolete or not saleable due to condition or where inventory cost exceeds net realizable value, we record a charge to cost of goods sold and reduce the inventory to its net realizable value. In 2006, we changed the parameters we apply to calculate our allowance for excess and obsolete inventories to conform to our goal to better manage our working capital and reduce our reliance on finished goods inventory as well as to include a more consistent definition of what constitutes excess and obsolete inventory. Revisions to these inventory adjustments would be required if any of the factors mentioned above differed from our estimates.

Deferred Tax Assets

We recognize deferred tax assets resulting from tax credit carryforwards, net operating loss carryforwards, and deductible temporary differences between taxable income on our income tax returns and income before taxes under GAAP. Deferred tax assets generally represent future tax benefits to be received when these carryforwards can be applied against future taxable income or when expenses previously reported in our Consolidated Financial Statements become deductible for income tax purposes. A deferred tax asset valuation allowance is required when some portion or all of the deferred tax assets will not be realized. We are required to estimate taxable income in future years or develop tax strategies that would enable tax asset realization in each taxing jurisdiction and use judgment to determine whether or not to record a deferred tax asset valuation allowance for part or all of a deferred tax asset.

Income Taxes

Our effective tax rate is based on expected income, statutory tax rates, and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and in evaluating our uncertain tax positions. We establish accruals for uncertain tax positions when it is more likely than not that our tax return positions may not be fully sustained. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of such accruals, there could be a material effect on our income tax provisions in the period in which each such determination is made. In addition, certain portions of our foreign subsidiaries' undistributed income are considered to be indefinitely reinvested and, accordingly, we do not record a provision for United States federal and state income taxes on this foreign income. If this income was not considered to be indefinitely reinvested, it would be subject to United States federal and state income taxes and could materially effect our income tax provision.

Long-Lived Assets

The valuation and classification of long-lived assets and the assignment of useful depreciation and amortization lives and salvage values involve significant judgments and the use of estimates. The testing of these long-lived assets under established accounting guidelines for impairment also requires significant use of judgment and assumptions, particularly as it relates to the identification of asset groups and reporting units and the determination of fair market value. We test our tangible long-lived assets and intangible long-lived assets subject to amortization for impairment when indicators of impairment exist. We test our goodwill and intangible long-lived assets not subject to amortization for impairment on an annual basis during the fourth quarter or when indicators of impairment exist. We base our estimates on assumptions we believe to be reasonable, but which are not predictable with precision and therefore are inherently uncertain. Actual future results could differ from these estimates.

Accrued Sales Rebates

We grant incentive rebates to selected distributors as part of our sales programs. The rebates are determined based on certain targeted sales volumes. Rebates are paid quarterly or annually in either cash or receivables credits. Until we can process these rebates through individual customer records, we estimate the amount of outstanding rebates and recognize them as accrued liabilities and reductions in our gross revenues. We base our estimates on both historical and anticipated sales demand and rebate program participation. We charge revisions to these estimates back to accrued liabilities and revenues in the period in which the facts that give rise to each revision become known. Future market conditions and product transitions might require us to take actions to increase sales rebates offered, possibly resulting in an incremental increase in accrued liabilities and an incremental reduction in revenues at the time the rebate is offered.

Contingent Liabilities

We have established liabilities for environmental and legal contingencies that are probable of occurrence and reasonably estimable. A significant amount of judgment and use of estimates is required to quantify our ultimate exposure in these matters. We review the valuation of these liabilities on a quarterly basis and adjust the balances to account for changes in circumstances for ongoing issues and establish additional liabilities for emerging issues.

While we believe that the current level of liabilities is adequate, future changes in circumstances could impact these determinations.

Pension and Other Postretirement Benefits

Our pension and other postretirement benefit costs and obligations are dependent on the various actuarial assumptions used in calculating such amounts. These assumptions relate to discount rates, salary growth, long-term return on plan assets, health care cost trend rates and other factors. We base the discount rate assumptions on current investment yields on high-quality corporate long-term bonds. The salary growth assumptions reflect our long-term actual experience and future or near-term outlook. Long-term return on plan assets is determined based on historical portfolio results and management's expectation of the future economic environment. Our health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Our key assumptions are described in further detail in Note 13 to the Consolidated Financial Statements. Actual results that differ from our assumptions are accumulated and, if in excess of the lesser of 10% of the projected benefit obligation or the fair market value of plan assets, amortized over the estimated future working life of the plan participants.

Share-Based Compensation

We compensate certain employees with various forms of share-based payment awards and recognize compensation costs for these awards based on their fair values. The fair values of certain awards are estimated on the grant date using the Black-Scholes-Merton option-pricing formula, which incorporates certain assumptions regarding the expected term of an award and expected stock price volatility. We develop the expected term assumption based on the vesting period and contractual term of an award, our historical exercise and post-vesting cancellation experience, our stock price history, plan provisions that require exercise or cancellation of awards after employees terminate, and the extent to which currently available information indicates that the future is reasonably expected to differ from past experience. We develop the expected volatility assumption based on monthly historical price data for our common stock and other economic data trended into future years. After calculating the aggregate fair value of an award, we use an estimated forfeiture rate to discount the amount of share-based compensation cost to be recognized in our operating results over the service period of the award. We develop the forfeiture assumption based on our historical pre-vesting cancellation experience. Our key assumptions are described in further detail in Note 14 to the Consolidated Financial Statements.

Business Combination Accounting

We allocate the cost of an acquired entity to the assets and liabilities acquired based upon their estimated fair values at the business combination date. We also identify and estimate the fair values of intangible assets that should be recognized as assets apart from goodwill. We have historically relied upon the use of third-party valuation specialists to assist in the estimation of fair values for tangible long-lived assets and intangible assets other than goodwill. The carrying values of acquired receivables, inventories, and accounts payable have historically approximated their fair values at the business combination date. With respect to accrued liabilities acquired, we use all available information to make our best estimates of their fair values at the business combination date. When necessary, we rely upon the use of third-party actuaries to assist in the estimation of fair value for certain liabilities.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market risks relating to our operations result primarily from currency exchange rates, certain commodity prices, interest rates and credit extended to customers. To manage the volatility relating to exposures, we net the exposures on a consolidated basis to take advantage of natural offsets. For residual exposures, we sometimes use derivative financial instruments pursuant to our policies in areas such as counterparty exposure and hedging practices. We do not hold or issue derivative financial instruments for trading purposes. The terms of such instruments and the transactions to which they relate generally do not exceed twelve months. Each of these risks is discussed below.

Currency Exchange Rate Risk

For most of our products, the currency in which we sell the product is the same as the currency in which we incur the costs to manufacture the product, resulting in a natural hedge. However, when the U.S. dollar strengthens against other currencies, the results of our non-U.S. operations are translated at a lower exchange rate and thus into lower reported earnings. Our currency exchange rate management strategy involves the use of natural techniques, where possible, such as the offsetting or netting of like-currency cash flows. Where natural techniques are not possible, we will sometimes use foreign currency derivatives, typically foreign currency forward contracts, with durations of generally 12 months or less. We had no foreign currency derivatives outstanding at December 31, 2007 and did not employ any foreign currency derivatives during the year then ended.

We generally view as long-term our investments in international subsidiaries with functional currencies other than the United States dollar. As a result, we do not generally use derivatives to manage these net investments. In terms of foreign currency translation risk, we are exposed primarily to exchange rate movements between the United States dollar and the euro, Canadian dollar, Hong Kong dollar, and British pound. Our net foreign currency investment in foreign subsidiaries and affiliates translated into United States dollars using year-end exchange rates was $736.2 million and $302.3 million at December 31, 2007 and 2006, respectively. The acquisitions of Hirschmann, LTK and Lumberg Automation have increased our foreign currency translation risk.

Commodity Price Risk

Certain raw materials used by us are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. The primary purpose of our commodity price management activities is to manage the volatility associated with purchases of commodities in the normal course of business. We do not speculate on commodity prices.

We are exposed to price risk related to our purchase of copper used in the manufacture of our products. Our copper price management strategy involves the use of natural techniques, where possible, such as purchasing copper for future delivery at fixed prices. Where natural techniques are not possible, we will sometimes use commodity price derivatives, typically exchange-traded forward contracts, with durations of generally twelve months or less. We did not have any commodity price derivatives outstanding at December 31, 2007 and did not employ any commodity price derivatives during the year then ended. The following table presents unconditional copper purchase obligations outstanding at December 31, 2007. The unconditional copper purchase obligations settle during 2008. In addition, we had $12.5 million of copper included in our raw materials inventory balance at December 31, 2007.

	Purchase Amount	Fair Value
	(In thousands, except average price)	
Unconditional copper purchase obligations:		
Commitment volume in pounds	2,473	
Weighted average price per pound	$3.071	
Commitment amounts	$7,595	$7,495

We are also exposed to price risk related to our purchase of selected commodities derived from petrochemical feedstocks used in the manufacture of our products. We generally purchase these commodities based upon market prices established with the vendors as part of the purchase process. Recent trends indicate that pricing of these commodities may become more volatile due to the increased prices of petrochemical feedstocks. Historically, we have not used commodity financial instruments to hedge prices for commodities derived from petrochemical feedstocks.

Interest Rate Risk

We have occasionally managed our debt portfolio by using interest rate derivative instruments, such as swap agreements, to achieve an overall desired position of fixed and floating rates; however we were not a party to any interest rate derivative instruments at December 31, 2007 or during the year then ended.

The following table provides information about our financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and average interest rates by expected maturity dates. The table also presents fair values as of December 31, 2007.

	Principal Amount by Expected Maturity			
	2008	Thereafter	Total	Fair Value
	(In thousands, except interest rates)			
Fixed-rate senior subordinated notes	$ —	$350,000	$350,000	$340,000
Average interest rate		7.00%		
Fixed-rate convertible subordinated debentures	$110,000	$ —	$110,000	$110,000
Average interest rate	4.00%			
Total			$460,000	$450,000

Our convertible subordinated debentures traded at an average market price of 306.45% per $100 in face value on December 31, 2007. We believe the premium associated with these notes is attributable to factors such as changes in the price of our common stock rather than changes in interest rate.

The fair value of our fixed-rate financial instruments at December 31, 2007 represented 98% of the carrying value of our fixed-rate financial instruments.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist of cash and cash equivalents and trade accounts receivable. We are exposed to credit losses in the event of nonperformance by counterparties to these financial instruments. We anticipate, however, that counterparties will be able to fully satisfy their obligations under these financial instruments. We place cash and cash equivalents with various high-quality financial institutions throughout the world, and exposure is limited at any one financial institution. Although we do not obtain collateral or other security to support these financial instruments, we do periodically evaluate the credit standing of the counterparty financial institutions. At December 31, 2007, no individual customer represented 10% or more of our trade accounts receivable outstanding.

Item 8. *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Belden Inc.

We have audited the accompanying consolidated balance sheets of Belden Inc. (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belden Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes 14 and 13, respectively, to the consolidated financial statements, on January 1, 2006, the Company changed its method of accounting for share-based payments, and on December 31, 2006, the Company changed its method of accounting for defined pension benefit and other postretirement benefit plans.

We also have audited, in accordance with the standards of the PCAOB, Belden Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

St. Louis, Missouri
February 28, 2008

Belden Inc.

Consolidated Balance Sheets

December 31,	2007	2006
	(In thousands, except par value and number of shares)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 159,964	$ 254,151
Receivables, less allowance for doubtful accounts of $3,893 and $2,637 at 2007 and 2006, respectively	373,108	217,908
Inventories, net	257,540	202,248
Deferred income taxes	28,578	34,664
Other current assets	17,392	10,465
Total current assets	836,582	719,436
Property, plant and equipment, less accumulated depreciation	369,803	272,285
Goodwill	648,882	275,134
Intangible assets, less accumulated amortization	154,786	70,964
Other long-lived assets	58,796	18,149
	$2,068,849	$1,355,968
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 350,047	$ 200,008
Current maturities of long-term debt	110,000	62,000
Total current liabilities	460,047	262,008
Long-term debt	350,000	110,000
Postretirement benefits	98,084	60,914
Deferred income taxes	78,140	71,399
Other long-term liabilities	9,915	7,746
Stockholders' equity:		
Preferred stock, par value $.01 per share — 2,000,000 shares authorized; no shares outstanding	—	—
Common stock, par value $.01 per share — 200,000,000 shares authorized; 50,334,932 shares issued; 44,593,214 and 44,151,185 shares outstanding at 2007 and 2006, respectively	503	503
Additional paid-in capital	638,690	591,416
Retained earnings	478,776	348,069
Accumulated other comprehensive income	93,198	15,013
Treasury stock, at cost — 5,741,718 and 6,183,747 shares at 2007 and 2006, respectively	(138,504)	(111,100)
Total stockholders' equity	1,072,663	843,901
	$2,068,849	$1,355,968

The accompanying notes are an integral part of these Consolidated Financial Statements

Belden Inc.

Consolidated Statements of Operations

Years Ended December 31,	2007	2006	2005
	(In thousands, except per share amounts)		
Revenues	$ 2,032,841	$ 1,495,811	$1,245,669
Cost of sales	(1,471,471)	(1,162,498)	(968,296)
Gross profit	561,370	333,313	277,373
Selling, general and administrative expenses	(345,928)	(205,139)	(203,825)
Gain on sale of assets	8,556	1,383	—
Asset impairment	(3,262)	(11,079)	(8,010)
Minimum requirements contract income	—	—	3,000
Operating income	220,736	118,478	68,538
Interest expense	(27,516)	(13,096)	(15,036)
Interest income	6,544	7,081	4,737
Other income (expense)	1,799	(187)	(699)
Income from continuing operations before taxes	201,563	112,276	57,540
Income tax expense	(64,440)	(40,713)	(23,972)
Income from continuing operations	137,123	71,563	33,568
Loss from discontinued operations, net of tax	—	(1,330)	(1,173)
Gain (loss) on disposal of discontinued operations, net of tax	—	(4,298)	15,163
Net income	$ 137,123	$ 65,935	$ 47,558
Weighted average number of common shares and equivalents:			
Basic	44,877	43,319	45,655
Diluted	50,615	50,276	52,122
Basic income (loss) per share:			
Continuing operations	$ 3.06	$ 1.65	$ 0.74
Discontinued operations	—	(0.03)	(0.03)
Disposal of discontinued operations	—	(0.10)	0.33
Net income	$ 3.06	$ 1.52	$ 1.04
Diluted income (loss) per share:			
Continuing operations	$ 2.73	$ 1.48	$ 0.69
Discontinued operations	—	(0.03)	(0.02)
Disposal of discontinued operations	—	(0.08)	0.29
Net income	$ 2.73	$ 1.37	$ 0.96

The accompanying notes are an integral part of these Consolidated Financial Statements

Belden Inc.

Consolidated Cash Flow Statements

Years Ended December 31,	2007	2006	2005
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 137,123	$ 65,935	$ 47,558
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	51,746	38,616	40,470
Deferred income tax expense	24,945	18,896	14,127
Provision for inventory obsolescence	4,802	14,395	7,533
Asset impairment	3,262	11,079	12,849
Share-based compensation expense	10,562	5,765	3,539
Loss (gain) on disposal of tangible assets	(9,514)	3,690	(15,666)
Pension funding in excess of pension expense	(5,883)	(21,273)	(8,157)
Changes in operating assets and liabilities, net of the effects of currency exchange rate changes and acquired businesses:			
Receivables	5,148	(12,730)	(6,213)
Inventories	21,428	34,462	(49,355)
Accounts payable and accrued liabilities	28,096	(2,507)	12,073
Income taxes	(39,153)	(12,623)	4,012
Other assets and liabilities, net	(27,006)	(2,549)	(13,621)
Net cash provided by operating activities	205,556	141,156	49,149
Cash flows from investing activities:			
Proceeds from disposal of tangible assets	60,182	34,059	51,541
Capital expenditures	(63,501)	(21,663)	(23,789)
Cash used to invest in or acquire businesses	(589,816)	(11,715)	—
Cash provided by (used for) other investing activities	2,911	(2,146)	—
Net cash provided by (used for) investing activities	(590,224)	(1,465)	27,752
Cash flows from financing activities:			
Borrowings under credit arrangements	566,000	—	—
Payments under borrowing arrangements	(278,000)	(59,051)	(17,474)
Cash dividends paid	(9,026)	(8,736)	(9,116)
Debt issuance costs paid	(11,070)	(1,063)	—
Payments under share repurchase program	(31,664)	—	(109,429)
Proceeds from exercises of stock options	32,335	38,808	6,897
Excess tax benefits related to share-based payments	8,533	7,369	—
Net cash provided by (used for) financing activities	277,108	(22,673)	(129,122)
Effect of currency exchange rate changes on cash and cash equivalents	13,373	2,495	(1,937)
Increase (decrease) in cash and cash equivalents	(94,187)	119,513	(54,158)
Cash and cash equivalents, beginning of year	254,151	134,638	188,796
Cash and cash equivalents, end of year	$ 159,964	$254,151	$ 134,638
Supplemental cash flow information			
Income tax refunds received	$ 1,968	$ 1,548	$ 8,924
Income taxes paid	(55,898)	(29,212)	(11,071)
Interest paid, net of amount capitalized	(21,740)	(14,122)	(14,857)

The accompanying notes are an integral part of these Consolidated Financial Statements

Belden Inc.

Consolidated Stockholders' Equity Statements

	Common Stock		Paid-In Capital	Retained Earnings	Treasury Stock		Unearned Deferred Compensation (UDC)	Accumulated Other Comprehensive Income (Loss)		Total
	Shares	Amount			Shares	Amount		Translation Component of Equity	Pension and Postretirement Liability	
					($ in thousands)					
Balance at December 31, 2004	50,211	$502	$531,984	$252,114	(3,009)	$ —	$(2,462)	$ 45,766	$(17,904)	$ 810,000
Net income	—	—	—	47,558	—	—	—	—	—	47,558
Foreign currency translation	—	—	—	—	—	—	—	(34,118)	—	(34,118)
Minimum pension liability, net of $1.0 million tax benefit	—	—	—	—	—	—	—	—	(625)	(625)
Comprehensive income										12,815
Exercise of stock options	122	1	6,991	—	265	(95)	—	—	—	6,897
Share-based compensation, net of tax withholding forfeitures	13	—	1,069	—	(66)	(1,554)	78	—	—	(407)
Share repurchase program	—	—	—	—	(5,200)	(109,429)	—	—	—	(109,429)
UDC amortization	—	—	—	—	—	—	2,048	—	—	2,048
Cash dividends ($.20 per share)	—	—	—	(9,116)	—	—	—	—	—	(9,116)
Other	—	—	386	314	—	—	—	—	—	700
Balance at December 31, 2005	50,346	503	540,430	290,870	(8,010)	(111,078)	(336)	11,648	(18,529)	713,508
Net income	—	—	—	65,935	—	—	—	—	—	65,935
Foreign currency translation	—	—	—	—	—	—	—	33,193	—	33,193
Minimum pension liability, net of $1.7 million tax expense	—	—	—	—	—	—	—	—	4,152	4,152
Comprehensive income										103,280
Exercise of stock options	—	—	38,510	—	1,822	298	—	—	—	38,808
Share-based compensation, net of tax withholding forfeitures	(11)	—	12,812	—	4	(320)	—	—	—	12,492
Cash dividends ($.20 per share)	—	—	—	(8,736)	—	—	—	—	—	(8,736)
Adoption of SFAS No. 123(R)	—	—	(336)	—	—	—	336	—	—	—
Adoption of SFAS No. 158, net of $8.2 million deferred tax benefit	—	—	—	—	—	—	—	—	(15,451)	(15,451)
Balance at December 31, 2006	50,335	503	591,416	348,069	(6,184)	(111,100)	—	44,841	(29,828)	843,901
Net income	—	—	—	137,123	—	—	—	—	—	137,123
Foreign currency translation	—	—	—	—	—	—	—	63,879	—	63,879
Adjustments to pension and postretirement liability, net of $6.4 million tax benefit	—	—	—	—	—	—	—	—	14,306	14,306
Comprehensive income										215,308
Share repurchase program	—	—	—	—	(677)	(31,664)	—	—	—	(31,664)
Exercise of stock options	—	—	27,651	—	1,125	4,573	—	—	—	32,224
Share-based compensation, net of tax withholding forfeitures	—	—	19,623	—	(6)	(313)	—	—	—	19,310
Cash dividends ($.20 per share)	—	—	—	(9,100)	—	—	—	—	—	(9,100)
Adoption of FIN No. 48	—	—	—	2,684	—	—	—	—	—	2,684
Balance at December 31, 2007	50,335	$503	$638,690	$478,776	(5,742)	$(138,504)	$ —	$108,720	$(15,522)	$1,072,663

The accompanying notes are an integral part of these Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1: Basis of Presentation

Business Description

Belden Inc. (formerly known as Belden CDT Inc.) (the Company, Belden, we, us, or our) designs, manufactures and markets signal transmission solutions, including cable, connectivity and active components for mission-critical applications in markets ranging from industrial automation to data centers, broadcast studios, and aerospace.

Consolidation

The accompanying Consolidated Financial Statements include Belden Inc. and all of its subsidiaries. We eliminate all significant affiliate accounts and transactions in consolidation.

Foreign Currency Translation

For international operations with functional currencies other than the United States dollar, we translate assets and liabilities at current exchange rates; we translate income and expenses using average exchange rates. We report the resulting translation adjustments, as well as gains and losses from certain affiliate transactions, in accumulated other comprehensive income (loss), a separate component of stockholders' equity. We include exchange gains and losses on transactions in operating income.

Reporting Periods

Our fiscal year and fiscal fourth quarter both end on December 31. Typically, our fiscal first, second and third quarter each end on the last Sunday falling on or before their respective calendar quarter-end.

Use of Estimates in the Preparation of the Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and operating results and the disclosure of contingencies. Actual results could differ from those estimates. We make significant estimates in regard to receivables collectibility, inventory valuation, realization of deferred tax assets, valuation of long-lived assets, valuation of contingent liabilities, calculation of share-based compensation, calculation of pension and other postretirement benefits expense, and valuation of acquired businesses.

Reclassifications

We have made certain reclassifications to the 2006 and 2005 Consolidated Financial Statements with no impact to reported net income in order to conform to the 2007 presentation.

Note 2: Summary of Significant Accounting Policies

Cash and Cash Equivalents

We classify cash on hand and deposits in banks, including commercial paper, money market accounts, and other investments with an original maturity of three months or less, that we hold from time to time, as cash and cash equivalents.

Accounts Receivable

We classify amounts owed to us and due within twelve months, arising from the sale of goods or services in the normal course of business, as current receivables. We classify receivables due after twelve months as other long-lived assets.

We sometimes grant trade, promotion, and other special price reductions such as meet competition pricing, price protection, contract pricing, and on-time payment discounts to certain of our customers. We also adjust receivables balances for, among other things, correction of billing errors, incorrect shipments, and settlement of customer disputes. Customers are allowed to return inventory if and when certain conditions regarding the physical state of the inventory and our approval of the return are met. Certain distribution customers are allowed to return inventory at original cost, in an amount not to exceed three percent of the prior year's purchases, in exchange for an order of equal or greater value. Until we can process these reductions, corrections, and returns (together, the Adjustments) through individual customer records, we estimate the amount of outstanding Adjustments and recognize them against our gross accounts receivable and gross revenues. We base these estimates on historical and anticipated sales demand, trends in product pricing, and historical and anticipated Adjustments patterns. We charge revisions to these estimates back to accounts receivable and revenues in the period in which the facts that give rise to each revision become known. Future market conditions and product transitions might require us to take actions to further reduce prices and increase customer return authorizations, possibly resulting in an incremental reduction of accounts receivable and revenues at the time the reduction or return is authorized. Unprocessed receivable credits at December 31, 2007 and 2006 totaled $9.4 million and $11.1 million, respectively.

We evaluate the collectibility of accounts receivable based on the specific identification method. A considerable amount of judgment is required in assessing the realization of accounts receivable, including the current creditworthiness of each customer and related aging of the past due balances. We perform ongoing credit evaluations of our customers' financial condition. Through these evaluations, we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. We record a specific reserve for bad debts against amounts due to reduce the receivable to its estimated collectible balance. We recognized bad debt expense of $1.6 million, $0.5 million and $0.7 million in 2007, 2006, and 2005, respectively.

Inventories and Related Reserves

Inventories are stated at the lower of cost or market. We determine the cost of all raw materials, work-in-process and finished goods inventories by the first in, first out method. Cost components of inventories include direct labor, applicable production overhead and amounts paid to suppliers of materials and products as well as freight costs and, when applicable, duty costs to import the materials and products.

We evaluate the realizability of our inventory on a product-by-product basis in light of historical and anticipated sales demand, technological changes, product life cycle, component cost trends, product pricing and inventory condition. In circumstances where inventory levels are in excess of anticipated market demand, where inventory is deemed technologically obsolete or not saleable due to condition or where inventory cost exceeds net realizable value, we record a charge to cost of goods sold and reduce the inventory to its net realizable value. The allowances for excess and obsolete inventories at December 31, 2007 and 2006 totaled $19.5 million and $15.2 million, respectively.

Property, Plant and Equipment

We record property, plant and equipment at cost. We calculate depreciation on a straight-line basis over the estimated useful lives of the related assets ranging from 10 to 40 years for buildings, 5 to 12 years for machinery and equipment and five years for computer equipment and software. Construction in process reflects amounts incurred for the configuration and build-out of property, plant and equipment and for property, plant and equipment not yet placed into service. We charge maintenance and repairs — both planned major activities and less-costly, ongoing activities — to expense as incurred. We capitalize interest costs associated with the construction of capital assets and amortize the costs over the assets' useful lives.

We review property, plant and equipment to determine whether an event or change in circumstances indicates the carrying values of the assets may not be recoverable. We base our evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets and any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of an asset may not be recoverable, we determine whether impairment has occurred through the use of an undiscounted cash flow analysis at the lowest level for which identifiable cash flows exist. If impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset.

Intangible Assets

Our intangible assets consist of (a) definite-lived assets subject to amortization such as patents, favorable customer contracts, customer relationships and backlog, and (b) indefinite-lived assets not subject to amortization such as goodwill and trademarks. We calculate amortization of the definite-lived intangible assets on a straight-line basis over the estimated useful lives of the related assets ranging from less than one year for backlog to in excess of twenty-five years for customer relationships.

We evaluate goodwill for impairment annually or at other times if events have occurred or circumstances exist that indicate the carrying value of goodwill may no longer be recoverable. We compare the fair value of each reporting unit to its carrying value. We determine the fair value using the income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets including goodwill assigned to that unit, goodwill is not impaired. If the carrying value of the reporting unit's net assets including goodwill exceeds the fair value of the reporting unit, then we determine the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment of goodwill has occurred and we recognize an impairment loss for the difference between the carrying amount and the implied fair value of goodwill as a component of operating income. We did not recognize any goodwill impairment charges in 2007 and 2006. In 2005, we recognized goodwill impairment charges totaling $6.9 million related to our discontinued operations in the United Kingdom.

We also evaluate intangible assets not subject to amortization for impairment annually or at other times if events have occurred or circumstances exist that indicate the carrying values of those assets may no longer be recoverable. We compare the fair value of the asset with its carrying amount. If the carrying amount of the asset exceeds its fair value, we recognize an impairment loss in an amount equal to that excess.

We review intangible assets subject to amortization whenever an event or change in circumstances indicates the carrying values of the assets may not be recoverable. We test intangible assets subject to amortization for impairment and estimate their fair values using the same assumptions and techniques we employ on property, plant and equipment.

Pension and Other Postretirement Benefits

Our pension and other postretirement benefit costs and obligations are dependent on the various actuarial assumptions used in calculating such amounts. These assumptions relate to discount rates, salary growth, long-term return on plan assets, health care cost trend rates and other factors. We base the discount rate assumptions on current investment yields on high-quality corporate long-term bonds. The salary growth assumptions reflect our long-term actual experience and future or near-term outlook. We determine the long-term return on plan assets based on historical portfolio results and management's expectation of the future economic environment. Our health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Actual results that differ from our assumptions are accumulated and, if in excess of the lesser of 10% of the projected benefit obligation or the fair market value of plan assets, amortized over the estimated future working life of the plan participants.

Accrued Sales Rebates

We grant incentive rebates to selected customers as part of our sales programs. The rebates are determined based on certain targeted sales volumes. Rebates are paid quarterly or annually in either cash or receivables credits.

Until we can process these rebates through individual customer records, we estimate the amount of outstanding rebates and recognize them as accrued liabilities and reductions in our gross revenues. We base our estimates on both historical and anticipated sales demand and rebate program participation. We charge revisions to these estimates back to accrued liabilities and revenues in the period in which the facts that give rise to each revision become known. Future market conditions and product transitions might require us to take actions to increase sales rebates offered, possibly resulting in an incremental increase in accrued liabilities and an incremental reduction in revenues at the time the rebate is offered. Accrued sales rebates at December 31, 2007 and 2006 totaled $29.3 million and $25.0 million, respectively.

Contingent Liabilities

We have established liabilities for environmental and legal contingencies that are probable of occurrence and reasonably estimable. A significant amount of judgment and use of estimates is required to quantify our ultimate exposure in these matters. We review the valuation of these liabilities on a quarterly basis and we adjust the balances to account for changes in circumstances for ongoing issues and to recognize liability for emerging issues.

We accrue environmental remediation costs, on an undiscounted basis, based on estimates of known environmental remediation exposures developed in consultation with our environmental consultants and legal counsel. We expense environmental compliance costs, which include maintenance and operating costs with respect to ongoing monitoring programs, as incurred. We generally depreciate capitalized environmental costs over a 15-year life. We evaluate the range of potential costs to remediate environmental sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties of our involvement in certain sites, uncertainties regarding the extent of the required cleanup, the availability of alternative cleanup methods, variations in the interpretation of applicable laws and regulations, the possibility of insurance recoveries with respect to certain sites, and other factors.

We are, from time to time, subject to routine litigation incidental to our business. These lawsuits primarily involve claims for damages arising out of the use of our products, allegations of patent or trademark infringement, and litigation and administrative proceedings involving employment matters and commercial disputes. Assessments regarding the ultimate cost of lawsuits require judgments concerning matters such as the anticipated outcome of negotiations, the number and cost of pending and future claims, and the impact of evidentiary requirements. Based on facts currently available, we believe the disposition of the claims that are pending or asserted will not have a materially adverse effect on our financial position, results of operations or cash flow.

Business Combination Accounting

We allocate the cost of an acquired entity to the assets and liabilities acquired based upon their estimated fair values at the business combination date. We also identify and estimate the fair values of intangible assets that should be recognized as assets apart from goodwill. We have historically relied upon the use of third-party valuation specialists to assist in the estimation of fair values for tangible long-lived assets and intangible assets other than goodwill. The carrying values of acquired receivables and accounts payable have historically approximated their fair values at the business combination date. With respect to accrued liabilities acquired, we use all available information to make our best estimates of their fair values at the business combination date. When necessary, we rely upon the use of third-party actuaries to assist in the estimation of fair value for certain liabilities.

Revenue Recognition

We recognize revenue when all of the following circumstances are satisfied: (1) persuasive evidence of an arrangement exists, (2) price is fixed or determinable, (3) collectibility is reasonably assured, and (4) delivery has occurred. Delivery occurs in the period in which the customer takes title and assumes the risks and rewards of ownership of the products specified in the customer's purchase order or sales agreement. We record revenue net of estimated rebates, price allowances, invoicing adjustments, and product returns. We charge revisions to these estimates back to revenue in the period in which the facts that give rise to each revision become known. Future market conditions and product transitions might require us to take actions to increase customer rebates and price allowance offerings, possibly resulting in an incremental reduction of revenue at the time the rebate or allowance is offered. We recognized rebates, allowances, adjustments, and product returns totaling $109.0 million, $101.4 million and $85.2 million as deductions to gross revenues in 2007, 2006, and 2005, respectively.

Shipping and Handling Costs

We recognize fees earned on the shipment of product to customers as revenues and recognize costs incurred on the shipment of product to customers as a cost of sales. We recognized certain handling costs, primarily incurred at our distribution centers, totaling $13.0 million, $9.4 million and $7.1 million as selling, general and administrative (SG&A) expenses in 2007, 2006, and 2005, respectively.

Research and Development

Research and development expenditures are recognized as incurred. Expenditures for research and development were $27.2 million, $10.1 million and $9.6 million for 2007, 2006, and 2005, respectively. Of the $27.2 million incurred in 2007, $17.1 million was incurred by the three businesses that we acquired in 2007.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were $16.9 million, $10.3 million and $10.6 million for 2007, 2006, and 2005, respectively. Of the $16.9 million incurred in 2007, $4.4 million was incurred by the three businesses that we acquired in 2007.

Share-Based Compensation

We compensate certain employees with various forms of share-based payment awards and recognize compensation costs for these awards based on their fair values. We estimate the fair values of certain awards on the grant date using the Black-Scholes-Merton option-pricing formula, which incorporates certain assumptions regarding the expected term of an award and expected stock price volatility. We develop the expected term assumption based on the vesting period and contractual term of an award, our historical exercise and post-vesting cancellation experience, our stock price history, plan provisions that require exercise or cancellation of awards after employees terminate, and the extent to which currently available information indicates that the future is reasonably expected to differ from past experience. We develop the expected volatility assumption based on monthly historical price data for our common stock and other economic data trended into future years. After calculating the aggregate fair value of an award, we use an estimated forfeiture rate to discount the amount of share-based compensation cost to be recognized in our operating results over the service period of the award. We develop the forfeiture assumption based on our historical pre-vesting cancellation experience.

Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. The provision for income taxes differs from the amounts currently payable to taxing authorities because of the recognition of revenues and expenses in different periods for income tax purposes than for financial statement purposes. Income taxes are provided as if operations in all countries, including the United States, were stand-alone businesses filing separate tax returns. We have determined that undistributed earnings from our international subsidiaries will not be remitted to the United States in the foreseeable future and, therefore, no additional provision for United States taxes has been made on foreign earnings.

We recognize deferred tax assets resulting from tax credit carryforwards, net operating loss carryforwards, and deductible temporary differences between taxable income on our income tax returns and pretax income under GAAP. Deferred tax assets generally represent future tax benefits to be received when these carryforwards can be applied against future taxable income or when expenses previously reported in our Consolidated Financial Statements become deductible for income tax purposes.

Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions. We establish accruals for uncertain tax positions when, despite the belief that our tax return positions are fully supported, we believe that certain positions are likely to be challenged and that our position may not be fully sustained. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of reserves, there could be a material effect on our income tax provisions in the period in which such determination is made.

Current-Year Adoption of Accounting Pronouncements

On January 1, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*. This Interpretation required us to develop a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additional information regarding the adoption of FIN No. 48 is included in Note 12 to these Consolidated Financial Statements.

Pending Adoption of Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This statement establishes a framework for measuring fair value within generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This statement does not require any new fair value measurements in generally accepted accounting principles. However, the definition of fair value in SFAS No. 157 may affect assumptions used by companies in determining fair value. We are required to adopt this Statement effective January 1, 2008. We have not completed our evaluation of the impact that adoption will have on our financial position, operating results and cash flows, but currently believe adoption will not require material modification of our fair value measurements and will be primarily limited to expanded disclosures in the notes to our consolidated financial statements.

In January 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This statement permits entities to choose to measure many financial instruments and certain other items at fair value in an effort to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently. SFAS No. 159 would become effective for us on January 1, 2008 if we elected to use the fair value measurement option. We believe that the fair value measurement option would not have a material impact on our operating results, cash flows and financial condition.

Note 3: Acquisitions

During 2007, we completed three acquisitions. We acquired Hirschmann Automation and Control GmbH (Hirschmann) on March 26, 2007 for $257.9 million. Hirschmann has its headquarters in Germany and is a leading supplier of industrial ethernet solutions and industrial connectivity. The acquisition of Hirschmann enables us to deliver connectivity and networking solutions for demanding industrial environments and large-scale infrastructure projects worldwide. On March 27, 2007, we acquired LTK Wiring Co. Ltd. (LTK), a Hong Kong company, for $214.4 million. LTK is one of the largest manufacturers of electronic cable for the China market. LTK gives us a strong presence in China among OEM customers, including consumer electronics manufacturers. On April 30, 2007, we completed the purchase of the assets of Lumberg Automation Components (Lumberg Automation) for $117.5 million. Lumberg Automation has its headquarters in Germany and is a leading supplier of industrial connectors, high performance cord-sets and fieldbus communication components for factory automation machinery. Lumberg Automation complements the industrial connectivity portfolio of Hirschmann as well as our expertise in signal transmission. The results of operations of each acquisition have been included in our results of operations from their respective acquisition dates. Hirschmann and Lumberg Automation are included in the Europe segment, and LTK is included in the Asia Pacific segment.

All three acquisitions were cash transactions and were valued in total at $589.8 million, net of cash acquired and including transaction costs. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed (in thousands).

Receivables	$143,514
Inventories	80,047
Other current assets	7,070
Property, plant and equipment	110,180
Goodwill	349,240
Other intangible assets	88,629
Other long-lived assets	29,393
Total assets	$808,073
Accounts payable and accrued liabilities	$126,169
Postretirement benefits	57,274
Deferred income taxes	32,191
Other long-term liabilities	2,623
Total liabilities	218,257
Net assets	$589,816

The allocation above differs from our initial allocation primarily due to the completion of the identifiable intangible asset valuations in the fourth quarter. As a result of this change and others, the amount allocated to goodwill increased by $4.9 million.

The above purchase price allocation is preliminary and is subject to revision as more detailed analyses are completed and additional information about the fair value of individual assets and liabilities becomes available. We are obtaining additional information related to the fair value of certain assets, environmental liabilities, and lease and service provider agreements. In addition, we plan to incur costs in connection with realigning portions of Hirschmann and Lumberg Automation. Management expects to complete these plans by the end of the first quarter of 2008. We will likely incur severance, relocation costs and lease termination penalties associated with the realignment plans. Any change in the fair value of the acquired net assets, any realignment costs, and resolution of income tax uncertainties will change the amount of the purchase price allocable to goodwill.

Goodwill and other intangible assets reflected above were determined to meet the criterion for recognition apart from tangible assets acquired and liabilities assumed. Intangible assets related to the acquisitions consisted of the following:

	Estimated Fair Value	Amortization Period
	(In thousands)	(In years)
Intangible assets subject to amortization:		
Customer relations	$ 25,103	17.0
Developed technologies	24,739	4.7
Backlog	2,430	0.1
Total intangible assets subject to amortization	52,272	
Intangible assets not subject to amortization:		
Goodwill	349,240	
Trademarks	36,357	
Total intangible assets not subject to amortization	385,597	
Total intangible assets	$437,869	
Weighted average amortization period		10.4

Goodwill of $248.4 million and $100.8 million was assigned to the Europe segment and Asia Pacific segment, respectively. Approximately $67 million of the total goodwill related to the acquisitions is deductible for tax purposes.

Trademarks have been determined by us to have indefinite lives and are not being amortized, based on our expectation that the trademarked products will generate cash flows for us for an indefinite period. We expect to maintain use of trademarks on existing products and introduce new products in the future that will also display the trademarks, thus extending their lives indefinitely.

The amortizable intangible assets reflected in the table above were determined by us to have finite lives. The useful life for the developed technologies intangible asset was based on the estimated time that the technology provides us with a competitive advantage and thus approximates the period of consumption of the intangible asset. The useful life for the customer relations intangible asset was based on our forecasts of customer turnover. The useful life of the backlog intangible asset was based on our estimate of when the ordered items would ship.

The following table illustrates the pro forma effect on operating results as if the three acquisitions had been completed as of the beginning of each respective period.

	Years Ended December 31,	
	2007	2006
	Unaudited (In thousands, except per share data)	
Revenues	$2,178,326	$2,036,943
Income from continuing operations	142,747	75,392
Net income	142,747	69,764
Diluted income per share:		
Continuing operations	2.84	1.55
Net income	2.84	1.44

For purposes of the pro forma disclosures, each respective period includes $15.8 million ($10.4 million after tax) of nonrecurring expenses from the effects of purchase accounting, including inventory cost step-up of $13.3 million that was recognized in cost of sales and amortization of the sales backlog intangible assets of $2.4 million. The pro forma information above also reflects interest expense assuming borrowings at the beginning of each respective period of $350.0 million of 7.0% senior subordinated notes and $239.8 million at 6.6% interest under our senior secured credit agreement to finance the acquisitions.

The above unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what our results of operations would have been had we completed these acquisitions on the dates assumed, nor is it necessarily indicative of the results that may be expected in future periods. Pro forma adjustments exclude cost savings from any synergies resulting from the acquisitions.

Note 4: Operating Segments and Geographic Information

Management has organized the enterprise around geographic areas and, within North America, around the brands under which we sell our products in the market. We conduct our operations through four operating segments — the Belden Americas segment, the Specialty Products segment, the Europe segment, and the Asia Pacific segment. The Belden Americas segment, the Specialty Products segment, and the Europe segment all design, manufacture, and market metallic cable, fiber optic cable, connectivity products, and certain other non-cable products with industrial, communications/networking, video/sound/security, and transportation/defense applications. Prior to the acquisition of LTK, our Asia Pacific segment only marketed products manufactured by other segments. Through the acquisition of LTK in 2007, the Asia Pacific segment now has cable design and manufacturing capabilities. We sell the products manufactured by our segments principally through distributors or directly to systems integrators and original equipment manufacturers.

In January 2007, we reassigned our metal enclosures, racks and accessories business headquartered in Washington, Pennsylvania from the Specialty Products segment to the Belden Americas segment. We have reclassified prior year segment disclosures to conform to the new segment presentation.

We evaluate segment performance and allocate resources based on operating income. Operating income of the segments includes all the ongoing costs of operations, but excludes interest and income taxes. Allocations to or from these segments are not significant. Transactions between the segments are conducted on an arms-length basis. With the exception of unallocated goodwill, certain unallocated tax assets, and tangible assets located at our corporate headquarters, substantially all of our assets are utilized by the segments.

Operating Segment Information

Amounts reflected in the column entitled Finance & Administration (F&A) in the tables below represent corporate headquarters operating expenses, treasury expenses, income tax expenses, corporate assets, and corporate investment in certain affiliates. Amounts reflected in the column entitled Eliminations in the tables below represent the eliminations of affiliate revenues, affiliate cost of sales, and certain investments in affiliates.

Year Ended December 31, 2007	Belden Americas	Specialty Products	Europe	Asia Pacific	F&A	Eliminations	Consolidated
				(In thousands)			
External customer revenues	$865,183	$245,185	$ 620,455	$302,018	$ —	$ —	$2,032,841
Affiliate revenues	69,993	83,552	20,495	464	—	(174,504)	—
Total revenues	935,176	328,737	640,950	302,482	—	(174,504)	2,032,841
Depreciation and amortization	(16,101)	(7,048)	(21,339)	(6,981)	(277)	—	(51,746)
Asset impairment	(1,870)	—	(1,392)	—	—	—	(3,262)
Operating income (loss)	166,360	53,265	48,272	30,593	(43,313)	(34,441)	220,736
Total assets	392,720	210,024	1,435,910	368,766	1,039,218	(1,377,789)	2,068,849
Acquisition of property, plant and equipment	30,658	2,152	13,254	16,166	1,271	—	63,501

Year Ended December 31, 2006	Belden Americas	Specialty Products	Europe	Asia Pacific	F&A	Eliminations	Consolidated
				(In thousands)			
External customer revenues	$819,119	$247,316	$365,079	$64,297	$ —	$ —	$1,495,811
Affiliate revenues	64,235	30,459	8,659	—	—	(103,353)	—
Total revenues	883,354	277,775	373,738	64,297	—	(103,353)	1,495,811
Depreciation and amortization(1)	(18,397)	(6,814)	(10,297)	(153)	(232)	—	(35,893)
Asset impairment	(8,557)	—	(2,522)	—	—	—	(11,079)
Operating income (loss)	123,675	33,116	4,072	6,803	(29,220)	(19,968)	118,478
Total assets	383,889	212,781	348,480	24,660	1,127,172	(741,014)	1,355,968
Acquisition of property, plant and equipment	13,837	2,907	4,166	385	368	—	21,663

Year Ended December 31, 2005	Belden Americas	Specialty Products	Europe	Asia Pacific	F&A	Eliminations	Consolidated
				(In thousands)			
External customer revenues	$639,634	$231,569	$324,258	$50,208	$ —	$ —	$1,245,669
Affiliate revenues	73,900	18,439	8,993	—	—	(101,332)	—
Total revenues	713,534	250,008	333,251	50,208	—	(101,332)	1,245,669
Depreciation and amortization(1)	(19,314)	(6,476)	(9,862)	(285)	(239)	—	(36,176)
Asset impairment	—	—	(5,610)	—	(2,400)	—	(8,010)
Operating income (loss)	98,046	24,844	(8,542)	2,838	(30,717)	(17,931)	68,538
Total assets	409,751	216,868	291,119	24,667	1,014,685	(650,355)	1,306,735
Acquisition of property, plant and equipment(1)	11,961	3,849	6,680	148	395	—	23,033

(1) Excludes discontinued operations.

Total segment operating income differs from net income reported in the Consolidated Financial Statements as follows:

	Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
Operating income	$220,736	$118,478	$ 68,538
Interest expense	(27,516)	(13,096)	(15,036)
Interest income	6,544	7,081	4,737
Other income (expense)	1,799	(187)	(699)
Income tax expense	(64,440)	(40,713)	(23,972)
Income from continuing operations	137,123	71,563	33,568
Loss from discontinued operations, net of tax	—	(1,330)	(1,173)
Gain (loss) on disposal of discontinued operations, net of tax	—	(4,298)	15,163
Net income	$137,123	$ 65,935	$ 47,558

Product and Service Group Information

It is currently impracticable for all of our operations to capture and report external customer revenues for each group of similar products and services.

Geographic Information

The following table identifies revenues by country based on the location of the customer and long-lived assets by country based on physical location.

	United States	Canada & Latin America	Europe, Africa & Middle East	Asia Pacific	Total
			(In thousands)		
Year ended December 31, 2007					
Revenues	$925,697	$222,207	$548,456	$336,481	$2,032,841
Percent of total revenues	45%	11%	27%	17%	100%
Long-lived assets	$464,643	$ 47,158	$537,712	$182,754	$1,232,267
Year ended December 31, 2006					
Revenues	$855,390	$198,468	$365,186	$ 76,767	$1,495,811
Percent of total revenues	57%	13%	25%	5%	100%
Long-lived assets	$349,749	$ 45,889	$145,069	$ 532	$ 541,239
Year ended December 31, 2005					
Revenues	$697,714	$163,217	$326,948	$ 57,790	$1,245,669
Percent of total revenues	56%	13%	26%	5%	100%
Long-lived assets	$353,212	$ 52,678	$137,255	$ 304	$ 543,449

Major Customer

Revenues generated from sales to Anixter International Inc., primarily in the Belden Americas segment, were $336.8 million (17% of revenues), $309.8 million (21% of revenues), and $216.5 million (17% of revenues) for 2007, 2006, and 2005, respectively.

Note 5: Discontinued Operations

During 2006, we sold certain assets and liabilities of our discontinued operation in Manchester, United Kingdom for approximately $28.0 million cash and terminated, without penalty, our supply agreement with British Telecom plc. We recognized a $4.3 million after-tax loss on the disposal of this discontinued operation.

During 2005, we sold substantially all of the remaining net assets of our discontinued operations in Phoenix, Arizona; Skelmersdale, United Kingdom; Auburn, Massachusetts; and Barberton, Ohio, for approximately $40.0 million cash. We recognized a $15.2 million after-tax gain on the disposal of the discontinued operation assets in Phoenix. The net assets for the other three discontinued operations were acquired through the 2004 merger with Cable Design Technologies. The net proceeds received from the sales of the net assets of these three discontinued operations exceeded their aggregate carrying values by $0.1 million. Upon the finalization of purchase accounting, we increased the portion of consideration we previously allocated to the tangible assets of these discontinued operations and reduced the portion of consideration we previously allocated to goodwill by this excess amount.

We recognized severance costs within the loss from discontinued operations in the amount of $1.0 million and $0.1 million in 2005 because of personnel reductions at our discontinued operations in Manchester and Phoenix, respectively.

We did not have any discontinued operations in 2007. Operating results from discontinued operations in 2006 and 2005 include the following:

	2006	2005
	(In thousands)	
Results of Operations:		
Revenues	$27,644	$108,561
Loss before taxes	$(1,900)	$ (3,691)
Income tax benefit	570	2,518
Net loss	$(1,330)	$ (1,173)
Disposal:		
Gain (loss) before taxes	$(6,140)	$ 23,692
Income tax benefit (expense)	1,842	(8,529)
Net gain (loss)	$(4,298)	$ 15,163

Note 6: Income (Loss) Per Share

The following table presents the basis of the income per share computation:

For The Year Ended December 31,	2007	2006	2005
		(In thousands)	
Numerator for basic income per share:			
Income from continuing operations	$137,123	$71,563	$33,568
Loss from discontinued operations	—	(1,330)	(1,173)
Gain (loss) on disposal of discontinued operations	—	(4,298)	15,163
Net income	$137,123	$65,935	$47,558
Numerator for diluted income per share:			
Income from continuing operations	$137,123	$71,563	$33,568
Tax-effected interest expense on convertible subordinated debentures	875	2,710	2,710
Adjusted income from continuing operations	137,998	74,273	36,278
Loss from discontinued operations	—	(1,330)	(1,173)
Gain (loss) on disposal of discontinued operations	—	(4,298)	15,163
Adjusted net income	$137,998	$68,645	$50,268
Denominator:			
Denominator for basic income per share — weighted average shares	44,877	43,319	45,655
Effect of dilutive common stock equivalents	5,738	6,957	6,467
Denominator for diluted income per share — adjusted weighted average shares	50,615	50,276	52,122

For the years ended December 31, 2007, 2006, and 2005, we did not include 0.5 million, 0.5 million, and 2.4 million outstanding stock options, respectively, in our development of the denominators used in the diluted income per share computations because they were antidilutive. For the year ended December 31, 2007, we also did not include 0.1 million restricted stock awards with performance conditions in our development of the denominator used in the diluted income per share computation because the performance conditions had not yet been satisfied.

Note 7: Inventories

The major classes of inventories were as follows:

December 31,	2007	2006
	(In thousands)	
Raw materials	$ 78,847	$ 54,542
Work-in-process	57,562	38,357
Finished goods	136,305	120,520
Perishable tooling and supplies	4,355	4,016
Gross inventories	277,069	217,435
Obsolescence and other reserves	(19,529)	(15,187)
Net inventories	$257,540	$202,248

In 2006, we changed the parameters we apply to calculate our allowance for excess and obsolete inventories to conform to our goal to better manage our working capital and reduce our reliance on finished goods inventory as well as to include a more consistent definition of what constitutes excess and obsolete inventory. We recognized a pretax charge of approximately $11.1 million in cost of sales during 2006 to reflect a change in accounting estimate related to measurement of our allowances for excess and obsolete inventories. The effect of this change on income from continuing operations was approximately $7.3 million or $0.14 per diluted share.

Note 8: Property, Plant and Equipment

The carrying values of property, plant and equipment were as follows:

December 31,	2007	2006
	(In thousands)	
Land and land improvements	$ 45,443	$ 24,981
Buildings and leasehold improvements	143,244	133,001
Machinery and equipment	451,733	362,068
Computer equipment and software	42,276	36,797
Construction in process	30,430	19,572
Gross property, plant and equipment	713,126	576,419
Accumulated depreciation	(343,323)	(304,134)
Net property, plant and equipment	$ 369,803	$ 272,285

Disposals

During 2007, we completed the sale of our telecommunications cable operation in the Czech Republic for $25.7 million and recorded a gain of $7.8 million within the Europe segment. Of the $25.7 million in proceeds, $19.9 million was received in 2007. The remaining $5.8 million is due in the first quarter of 2008. We also sold certain Belden Americas segment real estate and equipment in Illinois for $4.2 million cash and recognized a gain of $0.7 million.

During 2007, we sold certain Belden Americas segment real estate and equipment in South Carolina, Vermont and Canada for $20.4 million cash. We recognized an aggregate $0.1 million loss on the disposals of these assets in the Belden Americas segment operating results. We also sold certain Europe segment real estate in the Netherlands for $4.0 million and recognized a gain of $0.1 million.

In December 2007, we sold and leased back certain Europe segment real estate in the Netherlands. The sales price was $10.0 million, and we deferred a gain of $1.6 million, which will be recognized over the life of the lease.

The lease term is five years with an option to renew up to an additional five years. Of the $10.0 million in proceeds, $9.3 million was received in 2007. The remaining $0.7 million is due in the first quarter of 2008.

During 2006, we sold property, plant and equipment in Sweden for $2.4 million cash and recognized a gain of $1.4 million.

During 2005, we sold real estate in Canada and Germany for $6.1 million cash and recognized an aggregate $0.5 million gain. Also during 2005, we sold real estate in the United States acquired in the 2004 Cable Design Technologies merger for $1.4 million cash. The proceeds received from the sale exceeded the carrying value of this facility by less than $0.1 million. Upon the finalization of purchase accounting, we increased the portion of merger consideration we had previously allocated to net assets acquired and reduced the portion of merger consideration we had previously allocated to goodwill by this excess amount.

Impairment

In 2007, we determined that certain asset groups in the Belden Americas and Europe operating segments were impaired. The asset groups in the Belden Americas operating segment were impaired because of the cessation of manufacturing at a facility in Canada. The asset group in the Europe operating segment was impaired because of product portfolio management and product sourcing actions. We estimated the fair values of the asset groups based upon anticipated net proceeds from their sales and recognized impairment losses of $1.9 million and $1.4 million in the Belden Americas and Europe operating segments, respectively.

In 2006, we determined that certain asset groups in the Belden Americas and Europe operating segments were impaired. The asset groups in the Belden Americas operating segment were impaired because of our pending closures of three manufacturing facilities in the United States and the cessation of manufacturing at a facility in Canada. The asset group in the Europe operating segment was impaired because of product portfolio management actions we initiated. We estimated the fair values of the asset groups based upon anticipated net proceeds from their sales and recognized impairment losses of $8.6 million and $2.5 million in the Belden Americas and Europe operating segments, respectively.

During 2005, we determined that an asset group in the Europe operating segment was impaired because of product portfolio management actions we initiated. We estimated the fair value of the asset group based upon anticipated net proceeds from its sale and recognized an impairment loss of $1.1 million.

Depreciation Expense

We recognized depreciation expense of $41.1 million, $33.1 million and $32.9 million in 2007, 2006, and 2005, respectively. We also recognized depreciation cost of $2.7 million and $4.3 million related to our various discontinued operations in loss from discontinued operations during 2006 and 2005, respectively.

Note 9: Intangible Assets

The carrying values of intangible assets were as follows:

	December 31, 2007			December 31, 2006		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In thousands)					
Goodwill	$648,882	$ —	$648,882	$275,134	$ —	$275,134
Intangible assets subject to amortization:						
Customer relations	$ 82,748	(9,341)	$ 73,407	$ 55,389	(5,640)	$ 49,749
Patents	32,764	(5,385)	27,379	6,247	(800)	5,447
Favorable contracts	1,094	(1,081)	13	1,094	(768)	326
Backlog	4,085	(4,085)	—	1,379	(1,379)	—
Total intangible assets subject to amortization	120,691	(19,892)	100,799	64,109	(8,587)	55,522
Trademarks	53,987	—	53,987	15,442	—	15,442
Intangible assets	$174,678	$(19,892)	$154,786	$ 79,551	$(8,587)	$ 70,964

Segment Allocation of Goodwill

Our goodwill is allocated among our operating segments as follows:

	December 31, 2007	December 31, 2006	Change
	(In thousands)		
Belden Americas Segment	$ 60,252	$ 60,252	$ —
Specialty Products Segment	36,950	36,950	—
Europe Segment	307,089	33,671	273,418
Asia Pacific Segment	100,907	—	100,907
Finance & Administration	143,684	144,261	(577)
	$648,882	$275,134	$373,748

Goodwill allocated to the Europe segment increased during 2007 primarily due to the acquisitions of Hirschmann and Lumberg Automation, which in total added $248.4 million to goodwill. In addition, goodwill allocated to the Europe segment increased $25.0 million during 2007 due to the impact of translation on goodwill denominated in currencies other than the United States dollar.

Goodwill allocated to the Asia Pacific segment increased during 2007 primarily due to the acquisition of LTK, which added $100.8 million to goodwill. In addition, goodwill allocated to the Asia Pacific segment increased $0.1 million during 2007 due to the impact of translation on goodwill denominated in currencies other than the United States dollar.

We believe that goodwill recognized in F&A benefits the entire Company because it represents acquirer-specific synergies unique to a previous acquisition. Goodwill recorded in F&A decreased during 2007 primarily due to an adjustment of a deferred tax asset valuation allowance that was originally recorded in purchase accounting.

Impairment

At December 31, 2007 and 2006, the carrying amounts of goodwill, trademarks, and intangible assets subject to amortization were considered recoverable.

During 2005, we determined that the carrying amount of goodwill reported by the Europe segment and the goodwill amount allocated from F&A to the Europe segment for the purpose of annual impairment testing were impaired because of our decision to exit the United Kingdom communications cable market. We determined the estimated fair value of the Europe reporting unit by calculating the present value of its estimated future cash flows. We determined the implied fair value of goodwill associated with the Europe reporting unit by subtracting the estimated fair value of tangible assets and intangible assets subject to amortization associated with the Europe reporting unit from the estimated fair value of the unit. We recognized impairment losses totaling $4.5 million in the Europe segment and $2.4 million in F&A in 2005.

Amortization Expense

We recognized amortization expense of $10.6 million, $2.9 million and $4.8 million in 2007, 2006, and 2005, respectively. Of the $10.6 million incurred in 2007, $7.6 million was incurred by the three businesses that we acquired in 2007. We expect to recognize annual amortization expense of $9.7 million in 2008, 2009 and 2010, $8.0 million in 2011, and $5.5 million in 2012.

Note 10: Accounts Payable and Accrued Liabilities

The carrying values of accounts payable and accrued liabilities were as follows:

December 31,	2007	2006
	(In thousands)	
Accounts payable	$192,274	$ 88,557
Wages, severance and related taxes	50,675	44,469
Accrued Rebates	29,254	24,958
Employee benefits	18,604	14,344
Interest	9,576	3,878
Other (individual items less than 5% of total current liabilities)	49,664	23,802
Accounts payable and accrued liabilities	$350,047	$200,008

North America Restructuring

In 2006, we announced our decision to restructure certain North American operations in an effort to lower our manufacturing cost, starting with the planned construction of a new manufacturing facility in Mexico, the planned closures of plants in Quebec, Illinois, Kentucky and South Carolina. We recognized severance costs of $2.5 million in cost of sales and $0.2 million in SG&A expense within the Belden Americas Segment in 2007. We recognized severance costs of $8.7 million in cost of sales within the Belden Americas segment in 2006. We do not expect to recognize additional severance costs related to these restructuring actions.

Europe Restructuring

In 2005 and 2006, we announced various decisions to restructure certain European operations in an effort to reduce manufacturing floor space and overhead, starting with the closures of a manufacturing facility in Sweden and sales offices in the United Kingdom and Germany, as well as product portfolio actions in the Czech Republic and the Netherlands. We recognized severance costs within the Europe segment totaling $8.2 million ($6.7 million in cost of sales and $1.5 million in SG&A expenses) in 2006 and $7.7 million ($7.6 million in cost of sales and $0.1 million in SG&A expenses) during 2005 related to these restructuring actions. We do not expect to recognize additional severance costs related to these restructuring actions.

Reduction in Force

We have identified certain positions throughout the organization for elimination in an effort to reduce production, selling and administration costs. In 2007, we recognized severance costs totaling $0.8 million ($0.1 million in cost of sales and $0.7 million in SG&A expenses) related to North America position eliminations. Severance costs of $0.6 million and $0.2 million were recognized by the Belden Americas segment and the Specialty Products segment, respectively. In 2006, we recognized severance costs totaling $3.5 million ($1.2 million in cost of sales and $2.3 million in SG&A expenses) related to worldwide position eliminations. Severance costs of $1.9 million, $1.0 million, $0.5 million, and $0.1 million were recognized by the Belden Americas segment, the Europe segment, the Specialty Products segment, and the Asia Pacific segment, respectively. We do not expect to recognize additional severance costs related to these restructuring actions.

Voluntary Separation Program

In December 2007, we announced a voluntary separation program for salaried associates in the United States who are at least 50 years of age and have 10 years of service with the Company. We recognized $0.7 million of severance costs ($0.3 million in cost of sales and $0.4 million in SG&A expenses) in 2007. Severance costs of $0.4 million, $0.2 million and $0.1 million were recognized by the Belden Americas segment, the Specialty Products segment and F&A, respectively. We expect to recognize severance costs of approximately $4-$8 million related to this program in 2008.

The following table sets forth restructuring activity that occurred during 2005 — 2007:

	North America Restructuring	Europe Restructuring	Reduction in Force	Voluntary Separation Program
	(In thousands, except number of employees)			
Balance at December 31, 2004	$ —	$ —	$ —	$ —
New charges:				
Ongoing benefits arrangement	—	7,698	—	—
Cash payments	—	—	—	—
Foreign currency translation	—	—	—	—
Other adjustments	—	—	—	—
Balance at December 31, 2005	—	7,698	—	—
New charges:				
One-time termination arrangement	8,731	—	3,501	—
Ongoing benefits arrangement	—	7,307	—	—
Special termination benefits	—	908	—	—
Cash payments	(1,095)	(11,949)	(124)	—
Foreign currency translation	(71)	577	(4)	—
Other adjustments	—	(59)	—	—
Balance at December 31, 2006	7,565	4,482	3,373	—
New charges:				
One-time termination arrangement	2,736	—	768	—
Special termination benefits	—	—	—	707
Cash payments	(9,276)	(3,932)	(2,719)	—
Foreign currency translation	490	133	66	—
Other adjustments	(223)	76	(521)	—
Balance at December 31, 2007	$ 1,292	$ 759	$ 967	$707

We continue to review our business strategies and evaluate further restructuring actions. This could result in additional severance and other related benefits charges in future periods.

Environmental Remediation Liabilities

Our accrued liability for environmental remediation and related costs was approximately $3.3 million and $6.2 million at December 31, 2007 and 2006, respectively. We expect to fund these environmental remediation liabilities over the next 4 years. It is reasonably possible that a change in the estimated remediation costs will occur before remediation is completed.

Executive Succession Costs

In 2005, two former senior executives entered into separation of employment agreements with us. We recognized SG&A expense of $7.0 million in 2005 related to these separations of employment and associated executive succession planning services.

Note 11: Long-Term Debt and Other Borrowing Arrangements

The carrying values of long-term debt and other borrowing arrangements were as follows:

	December 31,	
	2007	2006
	(In thousands)	
Senior subordinated notes, face amount of $350,000 due 2017, contractual interest rate 7.00%, effective interest rate 7.00%	$ 350,000	$ —
Convertible subordinated notes, face amount of $110,000 due 2023, contractual interest rate 4.00%, effective interest rate 4.00%	110,000	110,000
Medium-term notes, face amount of $45,000 due from 2007 through 2009, contractual interest rate 6.92%, effective interest rate 6.92%	—	45,000
Medium-term notes, face amount of $17,000 due 2009, contractual interest rate 7.95%, effective interest rate 8.06%	—	17,000
Total debt and other borrowing arrangements	460,000	172,000
Less current maturities	(110,000)	(62,000)
Long-term debt and other borrowing arrangements	$ 350,000	$110,000

Senior Subordinated Notes

On March 16, 2007, we completed a private offering of $350.0 million aggregate principal amount of 7.0% senior subordinated notes due 2017. The notes are guaranteed on a senior subordinated basis by certain of our domestic subsidiaries. The notes rank senior to our convertible subordinated debentures, rank equal in right of payment with any of our future senior subordinated debt, and are subordinated to all of our senior debt and the senior debt of our subsidiary guarantors, including our senior secured credit facility. Interest is payable semiannually on March 15 and September 15. In the third quarter of 2007, we filed under the Securities Act of 1933 an exchange offer that was completed on October 12, 2007. All of the outstanding senior subordinated notes were exchanged for new notes with substantially identical terms.

Convertible Subordinated Debentures

On April 20, 2007, we completed the exchange of $110.0 million aggregate principal of new 4.0% convertible subordinated debentures due 2023 for $110.0 million aggregate principal outstanding of the previous 4.0% convertible subordinated debentures due 2023. The new convertible debentures contain a net share settlement feature requiring us upon conversion to pay the principal amount in cash and to pay any conversion consideration in excess of the principal amount in shares of our common stock. The previous debentures were convertible only into shares of our common stock. We may call some or all of the debentures on or after July 21, 2008. Holders may surrender their debentures for conversion into cash and shares of common stock upon satisfaction of any of the following conditions: (1) the closing sale price of our common stock is at least 110% of the conversion price for a minimum of 20 days in the 30 trading-day period ending on the trading day prior to surrender; (2) the senior implied rating assigned to us by Moody's Investors Service, Inc. is downgraded to B2 or below and the corporate credit rating assigned to us by Standard & Poor's is downgraded to B or below; (3) we have called the debentures for redemption; or, (4) upon the occurrence of certain corporate transactions as specified in the indenture. As of December 31, 2007, condition (1) had been satisfied. Because the holders of these debentures may at their election currently tender them for conversion, we have classified the obligations as a current liability. As of December 31, 2007, the debentures are convertible into cash of $110.0 million and approximately 3.8 million shares of common stock based on a conversion price of $17.679. To date, no holders of the debentures have surrendered their debentures for conversion into cash and shares of our common stock.

Interest of 4.0% is payable semiannually in arrears, on January 15 and July 15. The debentures mature on July 15, 2023, if not previously redeemed.

Medium-Term Notes

On February 16, 2007, we redeemed our medium-term notes in the aggregate principal amount of $62.0 million. In connection therewith, we paid a make-whole premium of approximately $2.0 million which was recognized as other expense in the Consolidated Statements of Operations. The redemption was made with cash on hand.

Senior Secured Credit Facility

On February 16, 2007, we amended our existing senior secured credit agreement, increasing the commitment under our senior secured credit facility from $165.0 million to $225.0 million. On December 21, 2007, we further amended the agreement by increasing the commitment from $225.0 million to $350.0 million. We also revised certain restrictive covenants governing affiliate indebtedness and asset sales. The facility matures in 2011, has a variable interest rate based on LIBOR and is secured by our overall cash flow and certain of our assets in the United States. The amended agreement contains certain financial covenants, including maintenance of maximum leverage and minimum fixed charge coverage ratios, with which we are required to comply. At December 31, 2007, there were no outstanding borrowings under the facility, we had $343.9 million in available borrowing capacity, and we were in compliance with the covenants required by the amended agreement.

Maturities

Maturities on outstanding long-term debt and other borrowings during each of the five years subsequent to December 31, 2007 are as follows (in thousands):

2008	$110,000
2009	—
2010	—
2011	—
2012	—
Thereafter	350,000
	$460,000

Note 12: Income Taxes

	Years Ended December 31,		
	2007	2006	2005
		(In thousands)	
Income from continuing operations before taxes:			
United States operations	$ 95,314	$100,058	$53,627
Foreign operations	106,249	12,218	3,913
	$201,563	$112,276	$57,540
Income tax expense:			
Currently payable:			
United States federal	$ 10,960	$ 13,513	$ —
United States state and local	3,165	409	155
Foreign	25,370	7,895	9,690
	39,495	21,817	9,845
Deferred:			
United States federal	21,685	15,946	13,759
United States state and local	1,227	2,869	1,739
Foreign	2,033	81	(1,371)
	24,945	18,896	14,127
Total income tax expense	$ 64,440	$ 40,713	$23,972

Years Ended December 31,	2007	2006	2005
Effective income tax rate reconciliation:			
United States federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes	2.1%	2.9%	3.3%
Increase (decrease) in deferred tax asset valuation allowance	(2.9)%	3.3%	8.7%
Increase (decrease) in tax contingencies	0.6%	(4.3)%	(6.5)%
Foreign income tax rate differences	(2.7)%	(0.2)%	1.9%
Other	(0.1)%	(0.4)%	(0.7)%
	32.0%	36.3%	41.7%

Deferred income taxes have been established for differences in the basis of assets and liabilities for financial statement and tax reporting purposes as adjusted for the Tax Sharing Agreement with Cooper Industries Ltd. This Tax Agreement requires us to pay Cooper most of the tax benefits resulting from basis adjustments arising from an initial public offering on October 6, 1993. The effect of the Tax Agreement is to put us in the same financial position we would have been in had there been no increase in the tax basis of our assets (except for a retained 10% benefit). The retained 10% benefit reduced income tax expense for 2007, 2006, and 2005 by $1.5 million, $1.2 million, and $1.2 million, respectively. Included in taxes paid for 2007, 2006, and 2005 were $38.9 million, $10.4 million, and $0.0 million, respectively, paid to Cooper in accordance with the Tax Agreement.

December 31,	2007	2006
	(In thousands)	
Components of deferred income tax balances:		
Deferred income tax liabilities:		
Plant, equipment and intangibles	$(105,385)	$(105,362)
Deferred income tax assets:		
Postretirement and pension accruals	14,462	20,996
Reserves and accruals	37,130	31,982
Net operating loss carryforwards	27,996	46,902
Valuation allowances	(23,765)	(31,253)
	55,823	68,627
Net deferred income tax liability	$ (49,562)	$ (36,735)

December 31,	2007			2006		
	Current	Noncurrent	Total	Current	Noncurrent	Total
	(In thousands)					
Deferred income tax assets	$28,578	$ 27,245	$ 55,823	$34,664	$ 33,963	$ 68,627
Deferred income tax liabilities	—	(105,385)	(105,385)	—	(105,362)	(105,362)
	$28,578	$ (78,140)	$ (49,562)	$34,664	$ (71,399)	$ (36,735)

As of December 31, 2007, we had $163.0 million of net operating loss carryforwards as adjusted by the Tax Agreement with Cooper. Unless otherwise utilized, net operating loss carryforwards will expire as follows: $11.1 million in 2008, $8.8 million in 2009, $1.0 million between 2010 and 2012, and $35.2 million between 2013 and 2027. Net operating loss carryforwards with an indefinite carryforward period total $106.9 million. The net operating loss carryforwards expiring in 2008 through 2010 will not have a significant impact on the effective tax rate because of deferred tax asset valuation allowances recorded for those loss carryforwards.

Undistributed income of our foreign subsidiaries totaled $106.2 million in 2007. Of this amount, $60.6 million is considered to be indefinitely reinvested and, accordingly, we have not recorded a provision for United States federal and state income taxes on this foreign income. Upon distribution of foreign subsidiary income, we may be subject to United States income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of these earnings.

As a result of our adoption of FIN No. 48 on January 1, 2007, we recognized a $2.7 million decrease to reserves for uncertain tax positions. We accounted for this decrease as an adjustment to our beginning balance of retained earnings on the Consolidated Balance Sheet. A reconciliation of the beginning and ending gross amount of unrecognized tax benefits is as follows (In thousands):

Balance at January 1, 2007	$4,659
Additions based on tax positions related to the current year	1,398
Additions for tax positions of prior years	419
Reductions for tax positions of prior years	(748)
Balance at December 31, 2007	$5,728

Included in the balance at December 31, 2007 were $4.9 million of tax positions that, if recognized, would impact the effective tax rate. As of December 31, 2007, we do not believe that there are any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months. Our practice is to recognize interest accrued related to uncertain tax positions in interest expense and penalties in operating expenses. During 2007, 2006, and 2005 we recognized approximately $0.1 million, $0.3 million and ($0.3) million, respectively, in interest expense (income) and penalties. We have approximately $0.5 million and $1.1 million for the payment of interest and penalties accrued at December 31, 2007, and 2006, respectively.

Our federal income tax returns for the tax years 2004 and later remain subject to examination by the Internal Revenue Service. Our state income tax returns for the tax years 2002 and later remain subject to examination by various state taxing authorities. Our foreign income tax returns for the tax years 2000 and later remain subject to examination by various foreign taxing authorities. Our Canadian tax returns for the years 2002 — 2005 are currently under examination.

Note 13: Pension and Other Postretirement Benefits

On December 31, 2006, we adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).* This Statement required us to recognize 1) the funded status of each of our benefit plans — measured as the difference between plan assets at fair value and the benefit obligation — in our statement of financial position, 2) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, 3) measure defined benefit plan assets and obligations as of the date of our fiscal year-end statement of financial position, and 4) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

Substantially all employees in Canada, the Netherlands, the United Kingdom, the United States and certain employees in Germany are covered by defined benefit or defined contribution pension plans. We terminated our separate defined benefit plan in the Netherlands at the end of 2005. Employees in the Netherlands now participate in an industry pension plan. Annual contributions to retirement plans equal or exceed the minimum funding requirements of applicable local regulations. The assets of the funded pension plans we sponsor are maintained in various trusts and are invested primarily in equity and fixed income securities.

Benefits provided to employees under defined contribution plans include cash contributions by the Company based on either hours worked by the employee or a percentage of the employee's compensation and in certain plans during 2005 a partial matching of employees' salary deferrals with our common stock. Defined contribution expense for 2007, 2006, and 2005 was $8.8 million, $8.9 million, and $6.0 million, respectively. The increase in contributions during 2006 resulted primarily from contributions to the industry pension plan for employees in the Netherlands.

We sponsor unfunded postretirement medical and life insurance benefit plans for certain of our employees in Canada and the United States. The medical benefit portion of the United States plan is only for employees who retired prior to 1989 as well as certain other employees who were near retirement and elected to receive certain benefits.

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets as well as a statement of the funded status and balance sheet reporting for these plans.

Years Ended December 31,	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
	(In thousands)			
Change in benefit obligation:				
Benefit obligation, beginning of year	$(184,618)	$(177,166)	$(45,485)	$(47,583)
Service cost	(6,348)	(6,163)	(418)	(646)
Interest cost	(11,804)	(9,146)	(2,409)	(2,326)
Participant contributions	(111)	(319)	(30)	(31)
Plan amendments	—	(545)	879	—
Actuarial gain (loss)	17,988	(2,310)	743	2,607
Acquisitions	(54,334)	—	—	—
Liability curtailments	2,602	3,129	2,589	—
Special termination benefits	(1,104)	—	(170)	—
Foreign currency exchange rate changes	(9,846)	(5,194)	(4,723)	(230)
Benefits paid	17,620	13,096	3,014	2,724
Benefit obligation, end of year	$(229,955)	$(184,618)	$(46,010)	$(45,485)

Years Ended December 31,	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
	(In thousands)			
Change in Plan Assets:				
Fair value of plan assets, beginning of year	$171,379	$134,716	$ —	$ —
Actual return on plan assets	8,828	16,639	—	—
Employer contributions	12,227	28,198	3,014	2,693
Plan participant contributions	111	319	—	31
Foreign currency exchange rate changes	4,135	4,603	—	—
Benefits paid	(17,620)	(13,096)	(3,014)	(2,724)
Fair value of plan assets, end of year	$179,060	$171,379	$ —	$ —

Years Ended December 31,	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
	(In thousands)			
Funded Status:				
Funded status	$(50,895)	$(13,239)	$(46,010)	$(45,485)
Unrecognized net actuarial loss	18,543	35,580	8,535	11,151
Unrecognized prior service cost	454	468	(1,257)	(408)
Accrued benefit cost	$(31,898)	$ 22,809	$(38,732)	$(34,742)

December 31,	Pension Benefits 2007	Pension Benefits 2006	Other Benefits 2007	Other Benefits 2006
	(In thousands)			
Amounts recongized in the balance sheets:				
Prepaid benefit cost	$ 10,802	$ 5,761	$ —	$ —
Accrued benefit liability (current)	(6,286)	(1,118)	(3,246)	(2,599)
Accrued benefit liability (noncurrent)	(55,411)	(18,026)	(42,673)	(42,888)
Noncurrent deferred taxes	7,787	13,093	2,875	4,015
Accumulated other comprehensive income	11,210	23,099	4,312	6,730
Net amount recognized	$(31,898)	$ 22,809	$(38,732)	$(34,742)

In 2007, the change in benefit obligation for pension plans stems primarily from the liabilities assumed in the acquisition of Hirschmann, the use of lower discount rates in 2007 than in 2006, and the impact of the curtailment with respect to the Canadian pension plans. In 2006, the change in benefit obligation attributable to actuarial gain or losses for pension benefits related primarily to a change in the mortality assumption for the United Kingdom plan and for other postretirement benefits related primarily to favorable claims experience for the Canadian plan.

The accumulated benefit obligation for all defined benefit pension plans was $225.6 million and $178.2 million at December 31, 2007 and 2006, respectively.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $70.5 million, $69.0 million, and $9.6 million, respectively, as of December 31, 2007 and $131.9 million, $126.3 million, and $112.8 million, respectively, as of December 31, 2006. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with an accumulated benefit obligation less than plan assets were $159.5 million, $156.6 million, and $169.4 million, respectively, as of December 31, 2007.

The following table provides the components of net periodic benefit costs for the plans.

Years Ended December 31,	Pension Benefits 2007	Pension Benefits 2006	Pension Benefits 2005	Other Benefits 2007	Other Benefits 2006	Other Benefits 2005
	(In thousands)					
Components of net periodic benefit cost:						
Service cost	$ 6,348	$ 6,163	$ 9,476	$ 418	$ 646	$ 530
Interest cost	11,804	9,146	13,151	2,409	2,326	2,344
Expected return on plan assets	(12,266)	(10,814)	(14,838)	—	—	—
Amortization of prior service cost	14	(27)	(39)	(106)	(106)	(106)
Curtailment gain	(2,373)	—	—	(938)	—	—
Special termination benefits	1,104	—	5,869	—	—	—
Settlement of liabilities	—	(45)	863	—	—	—
Net loss recognition	2,254	2,502	3,432	610	687	619
Net periodic benefit cost	$ 6,885	$ 6,925	$ 17,914	$2,393	$3,553	$3,387

The following table presents the assumptions used in determining the benefit obligations and the net periodic benefit cost amounts.

December 31,	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Weighted average assumptions for benefit obligations at year end:				
Discount rate	5.9%	5.4%	5.9%	5.3%
Salary increase	3.8%	4.0%	N/A	N/A
Weighted average assumptions for net periodic cost for the year:				
Discount rate	5.4%	5.2%	5.3%	5.2%
Salary increase	4.0%	4.0%	N/A	N/A
Expected return on assets	7.3%	7.4%	N/A	N/A
Assumed health care cost trend rates:				
Health care cost trend rate assumed for next year	N/A	N/A	10.0%	9.0%
Rate that the cost trend rate gradually declines to	N/A	N/A	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	N/A	N/A	2015	2011
Measurement date	12/31/2007	12/31/2006	12/31/2007	12/31/2006

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage-point change in the assumed health care cost trend rates would have the following effects on 2007 expense and year-end liabilities.

	1% Increase	1% Decrease
	(In thousands)	
Effect on total of service and interest cost components	$ 314	$ (255)
Effect on postretirement benefit obligation	$4,250	$(3,611)

The following table reflects the pension plans' actual and target asset allocations.

December 31,	Target 2008	Actual 2007	Actual 2006
Asset Category:			
Equity securities	56%	60%	75%
Debt securities	44%	40%	25%
Real estate	0%	0%	0%
Other	0%	0%	0%
Total	100%	100%	100%

Absent regulatory or statutory limitations, the target asset allocation for the investment of the assets for our ongoing pension plans is 25% in debt securities and 75% in equity securities and for our pension plans where the majority of the participants are in payment or terminated vested status is 75%-80% in debt securities and 20%-25% in equity securities. The plans only invest in debt and equity instruments for which there is a ready public market. We develop our expected long-term rate of return assumptions based on the historical rates of returns for equity and debt securities of the type in which our plans invest.

The following table reflects the benefits as of December 31, 2007 expected to be paid in each of the next five years and in the aggregate for the five years thereafter from our pension and other postretirement plans as well as

Medicure subsidy receipts. Because our other postretirement plans are unfunded, the anticipated benefits with respect to these plans will come from our own assets. Because our pension plans are primarily funded plans, the anticipated benefits with respect to these plans will come primarily from the trusts established for these plans.

	Pension Plans	Other Plans	Medicare Subsidy Receipts
	(In thousands)		
2008	$ 26,843	$ 3,343	$ 296
2009	16,568	3,430	293
2010	16,480	3,496	289
2011	16,408	3,536	278
2012	17,186	3,518	265
2013-2017	87,199	16,729	1,060
Total	$180,684	$34,052	$2,481

We anticipate contributing $13.3 million and $3.3 million to our pension and other postretirement plans, respectively, during 2008.

The amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefits cost at December 31, 2007, the changes in these amounts during the year ended December 31, 2007, and the expected amortization of these amounts as components of net periodic benefit cost for the year ended December 31, 2008 are as follows.

	Pension Benefits	Other Benefits
	(In thousands)	
Components of accumulated other comprehensive income:		
Net actuarial loss	$18,543	$ 8,444
Net prior service cost (credit)	454	(1,257)
	$18,997	$ 7,187

	Pension Benefits	Other Benefits
	(In thousands)	
Changes in accumulated other comprehensive income:		
Net actuarial loss, beginning of year	$ 35,580	$11,151
Amortization cost	(2,254)	(610)
Liability gain	(17,988)	(834)
Asset loss	3,437	—
Recognition of curtailment gain	(358)	(1,482)
Recognition of settlement loss	129	—
Currency impact	(3)	219
Net actuarial loss, end of year	$ 18,543	$ 8,444
Prior service cost, beginning of year	$ 468	$ (408)
Amortization cost	(14)	(773)
Currency impact	—	(76)
Prior service cost, end of year	$ 454	$ (1,257)

	Pension Benefits	Other Benefits
	(In thousands)	
Expected 2008 amortization:		
Amortization of prior service cost	$ 14	$(218)
Amortization of net losses	1,225	685
	$1,239	$ 467

Note 14: Share-Based Compensation

On January 1, 2006, we adopted SFAS No. 123(R), *Share-Based Payment*, using the modified prospective method. Results for prior periods have not been restated.

Compensation cost charged against income and the income tax benefit recognized for our share-based compensation arrangements is included below:

	Years Ended December 31,		
	2007	2006	2005
	(In thousands)		
Total share-based compensation cost(1)	$10,562	$5,765	$3,539
Income tax benefit	3,919	2,214	1,359

(1) All compensation cost is charged to SG&A expenses.

The following table illustrates the effect on net income and net income per share if we had accounted for stock options using the fair value method in 2005. For the purpose of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing formula and amortized to expense over the options' vesting periods.

	Year Ended December 31, 2005	
	As Reported	Pro Forma
	(In thousands, except per share amounts)	
Share-based employee compensation cost, net of tax	$ 2,180	$ 2,649
Net income	47,558	47,089
Basic net income per share	1.04	1.03
Diluted net income per share	0.96	0.96

We currently have outstanding stock appreciation rights (SARs), stock options, restricted stock shares, restricted stock units with service vesting conditions, and restricted stock units with performance vesting conditions. We grant SARs and stock options with an exercise price equal to the market price of our common stock on the grant date. SARs may be converted into shares of our common stock in equal amounts on each of the first 3 anniversaries of the grant date and expire 10 years from the grant date. Stock options become exercisable in equal amounts on each of the first 3 anniversaries of the grant date and expire 10 years from the grant date. Certain awards provide for accelerated vesting if there is a change in control of the Company. Both restricted stock shares and units with service conditions "cliff vest" in either 3 or 5 years from the grant date. Restricted stock units with performance conditions begin to vest upon satisfaction of certain financial performance conditions on the first anniversary of their grant date and then vest ratably on the second and third anniversaries of their grant date. If the financial performance conditions are not satisfied, the restricted stock units will be forfeited. The performance vesting conditions have been satisfied for all outstanding restricted stock units with performance vesting conditions.

We recognize compensation cost for all awards based on their fair values. The fair values for SARs and stock options are estimated on the grant date using the Black-Scholes-Merton option-pricing formula which incorporates the assumptions noted in the following table. Expected volatility is based on historical volatility, and expected term is based on historical exercise patterns of option holders. The fair value of restricted stock shares and units is the market price of our common stock on the date of grant. Compensation costs for awards with service conditions are amortized to expense using the straight-line method. Compensation costs for awards with performance conditions are amortized to expense using the graded attribution method.

	Years Ended December 31,		
	2007	2006	2005
	(In thousands, except weighted average fair value and assumptions)		
Weighted-average fair value of SARs and options granted	$ 21.75	$ 11.37	$ 6.20
Total intrinsic value of SARs converted and options exercised	23,112	20,516	2,045
Cash received for options exercised	32,335	38,808	6,897
Excess tax benefits realized from SARs converted and options exercised	8,533	7,369	—
Weighted-average fair value of restricted stock shares and units granted	44.67	28.96	19.93
Total fair value of restricted stock shares and units vested	434	997	3,342
Expected volatility	37.85%	36.92%	37.76%
Expected term (in years)	6.2	6.5	6.8
Risk-free rate	4.71%	4.54%	4.36%
Dividend yield	0.41%	0.76%	4.10%

	SARs and Stock Options				Restricted Shares and Units	
	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value	Number	Weighted-Average Grant-Date Fair Value
	(In thousands, except exercise prices, fair values, and contractual terms)					
Outstanding at January 1, 2007	2,748	$25.57			368	$24.79
Granted	447	49.66			172	44.67
Exercised or converted	(1,137)	28.91			(21)	20.69
Forfeited or expired	(27)	25.58			(4)	27.06
Outstanding at December 31, 2007	2,031	$29.04	7.1	$34,115	515	$33.61
Vested or expected to vest at December 31, 2007	1,941	$28.41	7.0	$33,591		
Exercisable or convertible at December 31, 2007	968	23.56	4.6	20,504		

At December 31, 2007, the total unrecognized compensation cost related to all nonvested awards was $20.1 million. That cost is expected to be recognized over a weighted-average period of 2.1 years.

Historically, we have issued treasury shares, if available, to satisfy award conversions and exercises.

Note 15: Stockholder Rights Plan

Under our Stockholder Rights Plan, each share of our common stock generally has "attached" to it one preferred share purchase right. Each right, when exercisable, entitles the holder to purchase 1/1000th of a share of our Junior Participating Preferred Stock Series A at a purchase price of $150.00 (subject to adjustment). Each 1/1000th of a share of Series A Junior Participating Preferred Stock will be substantially equivalent to one share of our common stock and will be entitled to one vote, voting together with the shares of common stock.

The rights will become exercisable only if, without the prior approval of the Board of Directors, a person or group of persons acquires or announces the intention to acquire 20% or more of our common stock. If we are acquired through a merger or other business combination transaction, each right will entitle the holder to purchase $300.00 worth of the surviving company's common stock for $150.00 (subject to adjustment). In addition, if a person or group of persons acquires 20% or more of our common stock, each right not owned by the 20% or greater shareholder would permit the holder to purchase $300.00 worth of our common stock for $150.00 (subject to adjustment). The rights are redeemable, at our option, at $.01 per right at any time prior to an announcement of a beneficial owner of 20% or more of our common stock then outstanding. The rights expire on December 9, 2016.

Note 16: Operating Leases

Operating lease expense incurred primarily for office space, machinery and equipment was $19.6 million, $13.8 million, and $12.5 million in 2007, 2006, and 2005, respectively.

Minimum annual lease payments for noncancelable operating leases in effect at December 31, 2007 are as follows (in thousands):

2008	$14,169
2009	9,862
2010	7,644
2011	5,079
2012	2,597
Thereafter	6,774
	$46,125

Certain of our operating leases include step rent provisions and rent escalations. We include these step rent provisions and rent escalations in our minimum lease payments obligations and recognize them as a component of rental expense on a straight-line basis over the minimum lease term.

Note 17: Market Concentrations and Risks

Concentrations of Credit

We sell our products to many customers in several markets across multiple geographic areas. The ten largest customers, primarily the larger distributors and communications companies, constitute in aggregate approximately 34%, 46%, and 42% of revenues in 2007, 2006, and 2005, respectively.

Unconditional Copper Purchase Obligations

At December 31, 2007, we were committed to purchase approximately 2.5 million pounds of copper at an aggregate cost of $7.6 million. At December 31, 2007, the fixed cost of this purchase was $0.1 million over the market cost that would be incurred on a spot purchase of the same amount of copper. The aggregate market cost was based on the current market price of copper obtained from the New York Mercantile Exchange. These commitments will mature in 2008.

Labor

Approximately 31% of our labor force is covered by collective bargaining agreements at various locations around the world. Approximately 30% of our labor force is covered by collective bargaining agreements that we expect to renegotiate during 2008.

International Operations

The carrying amounts of net assets belonging to our international operations were as follows:

December 31,	2007	2006
	(In thousands)	
Canada and Latin America	$153,304	$111,950
Europe, Africa and Middle East	356,103	211,588
Asia Pacific	226,760	(21,249)

Fair Value of Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, and debt instruments. The carrying amounts of cash and cash equivalents, trade receivables, and trade payables at December 31, 2007 are considered representative of their respective fair values. The carrying amount of our debt instruments at December 31, 2007 was $460.0 million. The fair value of our debt instruments at December 31, 2007 was approximately $450.0 million based on sales prices of the debt instruments from recent trading activity. Included in this amount was an estimated $110.0 million fair value of convertible subordinated debentures with a face value of $110.0 million and an estimated $340.4 million fair value of senior subordinated notes with a face value of $350.0 million. Our convertible subordinated debentures traded at an average market price of 306.45% per $100 in face value on December 31, 2007. We believe the premium associated with these notes is attributable to factors such as changes in the price of our common stock rather than changes in interest rate.

Note 18: Contingent Liabilities

General

Various claims are asserted against us in the ordinary course of business including those pertaining to income tax examinations and product liability, customer, employment, vendor and patent matters. Based on facts currently available, management believes that the disposition of the claims that are pending or asserted will not have a materially adverse effect on our financial position, operating results, or cash flow.

Letters of Credit, Guarantees and Bonds

At December 31, 2007, we were party to unused standby letters of credit and unused bank guarantees totaling $6.1 million and $12.5 million, respectively. We also maintain bonds totaling $2.6 million in connection with workers compensation self-insurance programs in several states, taxation in Canada, retirement benefits in Germany, and the importation of product into the United States and Canada.

Note 19: Minimum Requirements Contract Income

We had a contractual sales incentive agreement with a customer that required the customer to purchase quantities of product from us generating at a minimum $3.0 million in gross profit per annum or pay us compensation according to contractual terms through December 31, 2005. During 2005, the customer did not make the minimum required purchases, and we were entitled to receive compensation according to the terms of the agreement. As a result, we recognized $3.0 million in operating income in 2005. The contract expired upon receipt of the 2005 payment.

Note 20: Share Repurchases

On August 16, 2007, the Board of Directors authorized the Company to repurchase up to $100.0 million of common stock in the open market or in privately negotiated transactions. From that date through December 31, 2007, we repurchased 676,800 shares of our common stock at an aggregate cost of $31.7 million, an average price per share of $46.79.

Note 21: Quarterly Operating Results (unaudited)

2007	1st	2nd	3rd	4th	Year
		(In thousands, except per share amounts)			
Number of days in quarter	84	91	91	99	365
Revenues	$336,703	$549,943	$561,611	$584,584	$2,032,841
Gross profit	90,689	151,200	157,697	161,784	561,370
Operating income	37,248	51,729	72,497	59,262	220,736
Income from continuing operations	22,014	30,104	49,416	35,589	137,123
Net income	22,014	30,104	49,416	35,589	137,123
Basic net income per share	$ 0.50	$ 0.67	$ 1.10	$ 0.79	$ 3.06
Diluted income per share	$ 0.44	$ 0.60	$ 0.99	$ 0.71	$ 2.73

2006	1st	2nd	3rd	4th	Year
		(In thousands, except per share amounts)			
Number of days in quarter	85	91	91	98	365
Revenues	$321,905	$409,568	$385,581	$378,757	$1,495,811
Gross profit	73,415	92,177	89,373	78,348	333,313
Operating income	26,956	36,803	35,617	19,102	118,478
Income from continuing operations	14,940	21,524	24,386	10,713	71,563
Loss from discontinued operations	(1,330)	—	—	—	(1,330)
Loss on disposal of discontinued operations	(4,298)	—	—	—	(4,298)
Net income	9,312	21,524	24,386	10,713	65,935
Basic income (loss) per share:					
Continuing operations	$ 0.35	$ 0.50	$ 0.56	$ 0.24	$ 1.65
Discontinued operations	(0.03)	—	—	—	(0.03)
Disposal of discontinued operations	(0.10)	—	—	—	(0.10)
Net income	0.22	0.50	0.56	0.24	1.52
Diluted income (loss) per share:					
Continuing operations	$ 0.32	$ 0.44	$ 0.50	$ 0.22	$ 1.48
Discontinued operations	(0.03)	—	—	—	(0.03)
Disposal of discontinued operations	(0.09)	—	—	—	(0.08)
Net income	0.20	0.44	0.50	0.22	1.37

Included in the first quarter and second quarter of 2007 are asset impairment charges of $1.4 million and $1.9 million, respectively. Included in the second quarter, third quarter, and fourth quarter of 2006 are asset impairment charges of $2.4 million, $2.5 million, and $6.2 million, respectively.

Note 22: Subsequent Events (Unaudited)

In January 2008, we completed the sale of our assembly operation in the Czech Republic for $8.2 million. We do not expect to realize a significant gain or loss on the sale.

From January 1, 2008 through February 22, 2008, we have repurchased an additional 639,714 shares of our common stock for $25.9 million, an average price of $40.49, resulting in $42.4 million remaining under our previously announced share repurchase program.

Note 23: Supplemental Guarantor Information

In 2007, Belden Inc. (the Issuer) issued $350.0 million aggregate principal amount of 7.0% senior subordinated notes due 2017. The notes rank senior to our convertible subordinated debentures, rank equal in right of payment with any of our future senior subordinated debt, and are subordinated to all of our senior debt and the senior debt of our subsidiary guarantors, including our senior secured credit facility. Interest is payable semiannually on March 15 and September 15. Belden Inc. and its current and future material domestic subsidiaries have fully and unconditionally guaranteed the notes on a joint and several basis. The following consolidating financial information presents information about the Issuer, guarantor subsidiaries and non-guarantor subsidiaries. Investments in subsidiaries are accounted for on the equity basis. Intercompany transactions are eliminated.

Supplemental Condensed Consolidating Balance Sheets

	December 31, 2007				
	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
			(In thousands)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ —	$ 13,947	$ 146,017	$ —	$ 159,964
Receivables, less allowance for doubtful accounts of $3,893	—	100,091	273,017	—	373,108
Inventories, net	—	119,585	137,955	—	257,540
Deferred income taxes	—	(6,509)	35,087	—	28,578
Other current assets	1,986	4,910	10,496	—	17,392
Total current assets	1,986	232,024	602,572	—	836,582
Property, plant and equipment, less accumulated depreciation	—	133,882	235,921	—	369,803
Goodwill	—	248,604	400,278	—	648,882
Intangible assets, less accumulated amortization	—	54,019	100,767	—	154,786
Investment in subsidiaries	923,888	647,642	—	(1,571,530)	—
Other long-lived assets	7,709	5,547	45,540	—	58,796
	$933,583	$1,321,718	$1,385,078	$(1,571,530)	$2,068,849
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and accrued liabilities	$ 14,418	$ 123,226	$ 212,403	$ —	$ 350,047
Current maturities of long-term debt	110,000	—	—	—	110,000
Total current liabilities	124,418	123,226	212,403	—	460,047
Long-term debt	350,000	—	—	—	350,000
Postretirement benefits	—	15,486	82,598	—	98,084
Deferred income taxes	—	41,932	36,208	—	78,140
Other long-term liabilities	5,250	2,597	2,068	—	9,915
Intercompany accounts	(79,093)	(246,038)	325,131	—	—
Total stockholders' equity	533,008	1,384,515	726,670	(1,571,530)	1,072,663
	$933,583	$1,321,718	$1,385,078	$(1,571,530)	$2,068,849

	December 31, 2006				
	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
			(In thousands)		
ASSETS					
Current assets:					
Cash and cash equivalents	$ —	$ 136,613	$117,538	$ —	$ 254,151
Receivables, less allowance for doubtful accounts of $2,637	187	86,049	131,672	—	217,908
Inventories, net	—	115,399	86,849	—	202,248
Deferred income taxes	—	(2,780)	37,444	—	34,664
Other current assets	190	6,183	4,092	—	10,465
Total current assets	377	341,464	377,595	—	719,436
Property, plant and equipment, less accumulated depreciation	—	139,170	133,115	—	272,285
Goodwill	—	241,463	33,671	—	275,134
Intangible assets, less accumulated amortization	—	56,278	14,686	—	70,964
Investment in subsidiaries	663,150	293,018	—	(956,168)	—
Other long-lived assets	733	7,397	10,019	—	18,149
	$664,260	$1,078,790	$569,086	$(956,168)	$1,355,968
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and accrued liabilities	$ 5,135	$ 106,534	$ 88,339	$ —	$ 200,008
Current maturities of long-term debt	—	62,000	—	—	62,000
Total current liabilities	5,135	168,534	88,339	—	262,008
Long-term debt	110,000	—	—	—	110,000
Postretirement benefits	—	20,016	40,898	—	60,914
Deferred income taxes	—	50,277	21,122	—	71,399
Other long-term liabilities	13	5,983	1,750	—	7,746
Intercompany accounts	103,164	(228,417)	125,253	—	—
Total stockholders' equity	445,948	1,062,397	291,724	(956,168)	843,901
	$664,260	$1,078,790	$569,086	$(956,168)	$1,355,968

Supplemental Condensed Consolidating Statements of Operations

	Year Ended December 31, 2007				
	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(In thousands)				
Revenues	$ —	$1,057,939	$1,226,602	$(251,700)	$ 2,032,841
Cost of sales	—	(787,152)	(936,019)	251,700	(1,471,471)
Gross profit	—	270,787	290,583	—	561,370
Selling, general and administrative expenses	(969)	(154,797)	(190,162)	—	(345,928)
Gain on sale of assets	—	716	7,840	—	8,556
Asset impairment	—	—	(3,262)	—	(3,262)
Operating income (loss)	(969)	116,706	104,999	—	220,736
Interest expense	(27,467)	(110)	61	—	(27,516)
Interest income	—	2,827	3,717	—	6,544
Other income (expense)	—	(2,016)	3,815	—	1,799
Intercompany income (expense)	15,171	(11,006)	(4,165)	—	—
Income (loss) from equity investment in subsidiaries	145,745	81,006	—	(226,751)	—
Income (loss) from continuing operations before taxes	132,480	187,407	108,427	(226,751)	201,563
Income tax expense	4,643	(41,662)	(27,421)	—	(64,440)
Net income (loss)	$137,123	$ 145,745	$ 81,006	$(226,751)	$ 137,123

	Year Ended December 31, 2006				
	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
	(In thousands)				
Revenues	$ —	$ 994,843	$ 714,504	$(213,536)	$ 1,495,811
Cost of sales	—	(757,141)	(618,893)	213,536	(1,162,498)
Gross profit	—	237,702	95,611	—	333,313
Selling, general and administrative expenses	(552)	(135,211)	(69,376)	—	(205,139)
Gain on sale of assets	—	—	1,383	—	1,383
Asset impairment	—	(4,835)	(6,244)	—	(11,079)
Operating income (loss)	(552)	97,656	21,374	—	118,478
Interest expense	(5,466)	(7,562)	(68)	—	(13,096)
Interest income	—	4,486	2,595	—	7,081
Intercompany income (expense)	5,744	281	(6,025)	—	—
Income (loss) from equity investment in subsidiaries	66,113	4,085	—	(70,198)	—
Other expense	—	—	(187)	—	(187)
Income (loss) from continuing operations before taxes	65,839	98,946	17,689	(70,198)	112,276
Income tax expense	96	(32,833)	(7,976)	—	(40,713)
Income (loss) from continuing operations	65,935	66,113	9,713	(70,198)	71,563
Loss from discontinued operations, net of tax	—	—	(1,330)	—	(1,330)
Loss on disposal of discontinued operations, net of tax	—	—	(4,298)	—	(4,298)
Net income (loss)	$65,935	$ 66,113	$ 4,085	$ (70,198)	$ 65,935

	Year Ended December 31, 2005				
	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
			(In thousands)		
Revenues	$ —	$ 830,488	$ 605,553	$(190,372)	$1,245,669
Cost of sales	—	(636,987)	(521,681)	190,372	(968,296)
Gross profit	—	193,501	83,872	—	277,373
Selling, general and administrative expenses	(791)	(128,855)	(74,179)	—	(203,825)
Asset impairment	—	(2,400)	(5,610)	—	(8,010)
Minimum requirements contract income	—	3,000	—	—	3,000
Operating income (loss)	(791)	65,246	4,083	—	68,538
Interest expense	(4,949)	(9,805)	(282)	—	(15,036)
Interest income	—	3,748	989	—	4,737
Intercompany income (expense)	5,453	(4,800)	(653)	—	—
Income (loss) from equity investment in subsidiaries	47,744	(6,786)	—	(40,958)	—
Other income (expense)	—	—	(699)	—	(699)
Income (loss) from continuing operations before taxes	47,457	47,603	3,438	(40,958)	57,540
Income tax expense	101	(15,754)	(8,319)	—	(23,972)
Income (loss) from continuing operations	47,558	31,849	(4,881)	(40,958)	33,568
Gain (loss) from discontinued operations, net of tax	—	732	(1,905)	—	(1,173)
Gain on disposal of discontinued operations, net of tax	—	15,163	—	—	15,163
Net income (loss)	$47,558	$ 47,744	$ (6,786)	$ (40,958)	$ 47,558

Supplemental Condensed Consolidating Cash Flow Statements

	Year Ended December 31, 2007				
	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
			(In thousands)		
Net cash provided by (used in) operating activities	$(224,116)	$ 235,598	$ 194,074	$—	$ 205,556
Cash flows from investing activities:					
Proceeds from disposal of tangible assets	—	11,023	49,159	—	60,182
Capital expenditures	—	(33,668)	(29,833)	—	(63,501)
Cash used to invest in or acquire businesses	—	—	(589,816)	—	(589,816)
Cash provided by other investing activities	—	—	2,911	—	2,911
Net cash provided by (used for) investing activities	—	(22,645)	(567,579)	—	(590,224)
Cash flows from financing activities:					
Borrowings under credit arrangements	566,000	—	—	—	566,000
Payments under borrowing arrangements	(216,000)	(62,000)	—	—	(278,000)
Cash dividends paid	(9,026)	—	—	—	(9,026)
Debt issuance costs	(11,070)	—	—	—	(11,070)
Payments under share repurchase program	(31,664)	—	—	—	(31,664)
Proceeds from exercises of stock options	32,335	—	—	—	32,335
Excess tax benefits related to share-based payments	8,533	—	—	—	8,533
Intercompany capital contributions	(114,992)	(273,619)	388,611	—	—
Net cash provided by (used for) financing activities	224,116	(335,619)	388,611	—	277,108
Effect of currency exchange rate changes on cash and cash equivalents	—	—	13,373	—	13,373
Increase (decrease) in cash and cash equivalents	—	(122,666)	28,479	—	(94,187)
Cash and cash equivalents, beginning of year	—	136,613	117,538	—	254,151
Cash and cash equivalents, end of year	$ —	$ 13,947	$ 146,017	$—	$ 159,964

	Year Ended December 31, 2006				
	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
			(In thousands)		
Net cash provided by (used in) operating activities	$(36,378)	$126,108	$ 51,426	$—	$141,156
Cash flows from investing activities:					
Proceeds from disposal of tangible assets	—	89	33,970	—	34,059
Capital expenditures	—	(16,074)	(5,589)	—	(21,663)
Cash used to invest in or acquire businesses	—	(5,000)	(6,715)	—	(11,715)
Cash used in other investing activities	—	(2,146)	—	—	(2,146)
Net cash provided by (used for) investing activities	—	(23,131)	21,666	—	(1,465)
Cash flows from financing activities:					
Payments under borrowing arrangements	—	(59,000)	(51)	—	(59,051)
Cash dividends paid	(8,736)	—	—	—	(8,736)
Debt issuance costs	(1,063)	—	—	—	(1,063)
Proceeds from exercises of stock options	38,808	—	—	—	38,808
Excess tax benefits related to share-based payments	7,369	—	—	—	7,369
Net cash provided by (used for) financing activities	36,378	(59,000)	(51)	—	(22,673)
Effect of currency exchange rate changes on cash and cash equivalents	—	—	2,495	—	2,495
Increase in cash and cash equivalents	—	43,977	75,536	—	119,513
Cash and cash equivalents, beginning of year	—	92,636	42,002	—	134,638
Cash and cash equivalents, end of year	$ —	$136,613	$117,538	$—	$254,151

	Year Ended December 31, 2005				
	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
			(In thousands)		
Net cash provided by (used in) operating activities	$ 111,648	$ (36,540)	$(25,959)	$—	$ 49,149
Cash flows from investing activities:					
Proceeds from disposal of tangible assets	—	36,256	15,285	—	51,541
Capital expenditures	—	(12,049)	(11,740)	—	(23,789)
Net cash provided by (used for) investing activities	—	24,207	3,545	—	27,752
Cash flows from financing activities:					
Payments under borrowing arrangements	—	(15,000)	(2,474)	—	(17,474)
Cash dividends paid	(9,116)	—	—	—	(9,116)
Payments under share repurchase program	(109,429)	—	—	—	(109,429)
Proceeds from exercises of stock options	6,897	—	—	—	6,897
Net cash provided by (used for) financing activities	(111,648)	(15,000)	(2,474)	—	(129,122)
Effect of currency exchange rate changes on cash and cash equivalents	—	—	(1,937)	—	(1,937)
Decrease in cash and cash equivalents	—	(27,333)	(26,825)	—	(54,158)
Cash and cash equivalents, beginning of year	—	119,969	68,827	—	188,796
Cash and cash equivalents, end of year	$ —	$ 92,636	$ 42,002	$—	$ 134,638

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)). Based on this evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

The management of Belden is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Belden management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007. That evaluation excluded the business operations of Hirschmann, LTK and Lumberg Automation acquired in 2007. The acquired business operations excluded from our evaluation constituted $878 million of our total assets at December 31, 2007 and $495 million and $38 million of our revenues and operating income, respectively, for the year ended December 31, 2007. The operations of the acquired businesses will be included in our 2008 evaluation. In conducting its evaluation, Belden management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on that evaluation, Belden management believes our internal control over financial reporting was effective as of December 31, 2007.

Our internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that follows.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Belden Inc.

We have audited Belden Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Belden Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Hirschmann, LTK and Lumberg Automation, which are included in the 2007 consolidated financial statements of Belden Inc. and constituted $878 million of total assets as of December 31, 2007, and $495 million and $38 million of revenues and operating income, respectively, for the year then ended. Our audit of internal control over financial reporting of Belden Inc. also did not include an evaluation of the internal control over financial reporting of Hirschmann, LTK, and Lumberg Automation.

In our opinion, Belden Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the PCAOB, the consolidated balance sheets of Belden Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007, of Belden Inc., and our report dated February 28, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

St. Louis, Missouri
February 28, 2008

Item 9B. *Other Information*

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Information regarding directors is incorporated herein by reference to "Matters to Be Voted On: Election of Directors," as described in the Proxy Statement. Information regarding executive officers is set forth in Part I herein under the heading "Executive Officers." The additional information required by this Item is incorporated herein by reference to "Board Structure and Compensation" (opening paragraph and table), "Board Structure and Compensation — The Audit Committee," "Beneficial Ownership Table of Directors, Nominees and Executive Officers — Section 16(a) Beneficial Ownership Reporting Compliance", "Board Structure and Compensation — Nominating and Corporate Governance Committee" and the answer to "May I propose actions for consideration at next year's annual meeting of stockholders or nominate individuals to serve as directors?", as described in the Proxy Statement.

Item 11. ***Executive Compensation***

Incorporated herein by reference to "Executive Compensation" and "Director Compensation" as described in the Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

Incorporated herein by reference to "Equity Compensation Plan Information on December 31, 2007" and "Stock Ownership of Certain Beneficial Owners and Management" as described in the Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

Incorporated herein by reference to "Board Structure and Compensation" (paragraph following the table) as described in the Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

Incorporated herein by reference to "Board Structure and Compensation — Fees to Independent Registered Public Accountants for 2007 and 2006" and "Board Structure and Compensation — Audit Committee's Pre-Approval Policies and Procedures" as described in the Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) Documents filed as part of this Report:

1. *Financial Statements*

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2007 and December 31, 2006

Consolidated Statements of Operations for Each of the Three Years in the Period Ended December 31, 2007

Consolidated Cash Flow Statements for Each of the Three Years in the Period Ended December 31, 2007

Consolidated Stockholders' Equity Statements for Each of the Three Years in the Period Ended December 31, 2007

Notes to Consolidated Financial Statements

2. *Financial Statement Schedule*

Schedule II — Valuation and Qualifying Accounts

	Beginning Balance	Charged to Costs and Expenses	Divestures/ Acquisitions	Charge Offs	Recoveries	Currency Movement	Ending Balance
				(In thousands)			
Accounts Receivable — Allowance for Doubtful Accounts:							
2007	$ 2,637	$ 1,715	$1,468	$ (2,077)	$ (142)	$ 292	$ 3,893
2006	3,839	477	—	(1,835)	(28)	184	2,637
2005	5,589	700	269	(2,056)	(612)	(51)	3,839
Inventories — Obsolescence and Other Valuation Allowances:							
2007	$15,187	$ 4,802	$9,973	$(11,907)	$ —	$1,474	$19,529
2006	14,912	14,395	—	(14,259)	—	139	15,187
2005	21,385	7,006	—	(12,838)	—	(641)	14,912
Deferred Income Tax Asset — Valuation Allowance:							
2007	$31,253	$ —	$ —	$ (555)	$(6,933)	$ —	$23,765
2006	27,786	3,764	—	(264)	(33)	—	31,253
2005	22,565	5,510	—	—	(476)	187	27,786

All other financial statement schedules not included in this Annual Report on Form 10-K are omitted because they are not applicable.

3. *Exhibits* The following exhibits are filed herewith or incorporated herein by reference, as indicated. Documents indicated by an asterisk (*) identify each management contract or compensatory plan.

Exhibit Number	Description of Exhibit	The filings referenced for incorporation by reference are Company (Belden Inc.) filings unless noted to be those of Belden 1993 Inc.
3.1	Certificate of Incorporation, as amended	Filed herewith.
3.2	Bylaws, as amended	Filed herewith.
4.1	Rights Agreement	December 11, 1996 Form 8-A, Exhibit 1.1
4.2	Amendment to Rights Agreement	November 15, 2004 Form 10-Q, Exhibit 4.1
4.3	Amendment to Rights Agreement	December 8, 2006 Form 8-A/A, Exhibit 4.2(a)
4.4	Indenture relating to 4.00% Convertible Subordinated Debentures Due July 15, 2023	April 24, 2007 Form 8-K, Exhibit 4.1
4.5	Indenture relating to 7% Senior Subordinated Notes due 2017	March 19, 2007 Form 8-K, Exhibit 4.1
10.1	Tax Sharing and Separation Agreement	November 15, 1993 Form 10-Q of Belden 1993 Inc., Exhibit 10.6
10.2	Trademark License Agreement	November 15, 1993 Form 10-Q of Belden 1993 Inc., Exhibit 10.2
10.3*	Belden Inc. Long-Term Incentive Plan, as amended	March 1, 2007 Form 10-K, Exhibit 10.3
10.4*	Belden Inc. 2003 Long-Term Incentive Plan, as amended	March 1, 2007 Form 10-K, Exhibit 10.4
10.5*	Cable Design Technologies Corporation (CDT) Long-Term Performance Incentive Plan	November 1, 1993 Form S-1, Exhibit 10.18
10.6*	CDT Supplemental Long-Term Performance Incentive Plan	January 17, 1996 Proxy Statement, Exhibit A

Exhibit Number	Description of Exhibit	The filings referenced for incorporation by reference are Company (Belden Inc.) filings unless noted to be those of Belden 1993 Inc.
10.7*	CDT 1999 Long-Term Performance Incentive Plan	October 27, 1999 Form 10-K, Exhibit 10.16
10.8*	Amendment No. 2 to CDT 1999 Long-Term Performance Incentive Plan	October 27, 2000 Form 10-K, Exhibit 10.15
10.9*	Form of June 11, 1999 Stock Option Grant	October 27, 1999 Form 10-K, Exhibit 10.18
10.10*	Form of April 23, 1999 Stock Option Grant	October 27, 1999 Form 10-K, Exhibit 10.19
10.11*	Amendments to CDT Long Term Performance Incentive Plans	November 15, 2004 Form 10-Q, Exhibit 10.61
10.12*	CDT 2001 Long-Term Performance Incentive Plan, as amended	April 11, 2007 Proxy Statement, Appendix I
10.13*	Form of Director Nonqualified Stock Option Grant	March 15, 2001 Form 10-Q, Exhibit 99.2
10.14*	Form of Restricted Stock Grant	December 16, 2002 Form 10-Q, Exhibit 10.22; November 15, 2004 Form 10-Q, Exhibit 10.20; May 19, 2005 Form 8-K, Exhibit 10.01
10.15*	Form of Stock Option Grant	May 10, 2005 Form 10-Q, Exhibit 10.1
10.16*	Form of Stock Appreciation Rights Award	May 5, 2006 Form 10-Q, Exhibit 10.1; filed herewith.
10.17*	Form of Performance Stock Units Award	May 5, 2006 Form 10-Q, Exhibit 10.2; filed herewith.
10.18*	Form of Restricted Stock Units Award	May 5, 2006 Form 10-Q, Exhibit 10.3; filed herewith.
10.19*	Form of Stock Appreciation Rights Award	May 5, 2006 Form 10-Q, Exhibit 10.4
10.20*	Form of Performance Stock Units Award	May 5, 2006 Form 10-Q, Exhibit 10.5
10.21*	Belden CDT Inc. Long-Term Cash Performance Plan	March 31, 2005 Form 10-K, Exhibit 10.36
10.22*	Belden Inc. Annual Cash Incentive Plan, as amended	Filed herewith.
10.23*	2004 Belden CDT Inc. Non-Employee Director Deferred Compensation Plan	December 21, 2004 Form 8-K, Exhibit 10.1
10.24*	Belden Wire & Cable Company (BWC) Supplemental Excess Defined Benefit Plan, with First, Second and Third Amendments	March 22, 2002 Form 10-K of Belden 1993 Inc., Exhibits 10.14 and 10.15; March 14, 2003 Form 10-K of Belden 1993 Inc., Exhibit 10.21; November 15, 2004 Form 10-Q, Exhibit 10.50
10.25*	BWC Supplemental Excess Defined Contribution Plan, with First, Second and Third Amendments	March 22, 2002 Form 10-K of Belden 1993 Inc., Exhibits 10.16 and 10.17; March 14, 2003 Form 10-K of Belden 1993 Inc., Exhibit 10.24; November 15, 2004 Form 10-Q, Exhibit 10.51
10.26*	Trust Agreement, with First Amendment	November 15, 2004 Form 10-Q, Exhibits 10.52 and 10.53
10.27*	Trust Agreement, with First Amendment	November 15, 2004 Form 10-Q, Exhibits 10.54 and 10.55
10.28*	Executive Employment Agreement with John Stroup	September 27, 2005 Form 8-K, Exhibit 10.01
10.29*	Executive Employment Agreement with Gray Benoist	November 3, 2006 Form 10-Q, Exhibit 10.3
10.30*	Executive Employment Agreement with Peter F. Sheehan	November 3, 2006 Form 10-Q, Exhibit 10.1
10.31*	Executive Employment Agreement with Robert Canny	November 3, 2006 Form 10-Q, Exhibit 10.2

Exhibit Number	Description of Exhibit	The filings referenced for incorporation by reference are Company (Belden Inc.) filings unless noted to be those of Belden 1993 Inc.
10.32*	Executive Employment Agreement with each of John Norman, Richard Kirschner, Denis Suggs and Louis Pace	August 3, 2007 Form 10-Q, Exhibits 10.1-10.3; November 2, 2007 Form 10-Q, Exhibit 10.3
10.33*	Form of Executive Employment Agreement with each of Cathy O. Staples, Kevin L. Bloomfield, D. Larrie Rose and Stephen H. Johnson	July 26, 2007 8-K, Exhibit 10.01
10.34*	Form of Indemnification Agreement with each of the Directors and Gray Benoist, Kevin Bloomfield, Robert Canny, Stephen Johnson, Richard Kirschner, John Norman, Louis Pace, Larrie Rose, Peter Sheehan, Cathy Staples, John Stroup and Denis Suggs	March 1, 2007 10-K, Exhibit 10.39
10.35*	Separation of Employment Agreement with Robert Canny	November 2, 2007 Form 10-Q, Exhibit 10.1
10.36*	Separation of Employment Agreement-Retirement with D. Larrie Rose	Filed herewith.
10.37*	Separation of Employment Agreement with Peter Sheehan	Filed herewith.
10.38*	Employment Agreement with Wolfgang Babel	Filed herewith.
10.39	Credit Agreement	January 27, 2006 Form 8-K, Exhibit 10.1
10.40	Credit Agreement Consent	November 3, 2006 Form 10-Q, Exhibit 10.4
10.41	First Amendment to Credit Agreement and Waiver	February 22, 2007 Form 8-K, Exhibit 10.2
10.42	Second Amendment to Credit Agreement	December 26, 2007 8-K, Exhibit 10.1
10.43	Wachovia Commitment Letter	February 8, 2007 Form 8-K, Exhibit 10.1
12.1	Computation of Ratio of Earnings to Fixed Charges	Filed herewith.
14.1	Code of Ethics	Filed herewith.
21.1	List of Subsidiaries of Belden Inc.	Filed herewith.
23.1	Consent of Ernst & Young LLP	Filed herewith.
24.1	Powers of Attorney from Members of the Board of Directors	Filed herewith.
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer	Filed herewith.
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer	Filed herewith.
32.1	Section 1350 Certification of the Chief Executive Officer	Filed herewith.
32.2	Section 1350 Certification of the Chief Financial Officer	Filed herewith.

* Management contract or compensatory plan

Copies of the above Exhibits are available to shareholders at a charge of $.25 per page, minimum order of $10.00. Direct requests to:

Belden Inc., Attention: Secretary
7701 Forsyth Boulevard, Suite 800
St. Louis, Missouri 63105

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELDEN INC.

By: /s/ JOHN S. STROUP

John S. Stroup
President, Chief Executive Officer and Director

Date: February 29, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ JOHN S. STROUP John S. Stroup	President, Chief Executive Officer and Director	February 29, 2008
/s/ GRAY G. BENOIST Gray G. Benoist	Vice President, Finance and Chief Financial Officer	February 29, 2008
/s/ JOHN S. NORMAN John S. Norman	Controller and Chief Accounting Officer	February 29, 2008
/s/ BRYAN C. CRESSEY* Bryan C. Cressey	Chairman of the Board and Director	February 29, 2008
/s/ DAVID ALDRICH* David Aldrich	Director	February 29, 2008
/s/ LORNE D. BAIN* Lorne D. Bain	Director	February 29, 2008
/s/ LANCE BALK* Lance Balk	Director	February 29, 2008
/s/ JUDY L. BROWN* Judy L. Brown	Director	February 29, 2008
/s/ MICHAEL F.O. HARRIS* Michael F.O. Harris	Director	February 29, 2008
/s/ GLENN KALNASY* Glenn Kalnasy	Director	February 29, 2008
/s/ JOHN M. MONTER* John M. Monter	Director	February 29, 2008

/s/ BERNARD G. RETHORE* Bernard G. Rethore	Director	February 29, 2008

/s/ JOHN S. STROUP
* By John S. Stroup, Attorney-in-fact

INDEX TO EXHIBITS

3. *Exhibits* The following exhibits are filed herewith or incorporated herein by reference, as indicated. Documents indicated by an asterisk (*) identify each management contract or compensatory plan.

Exhibit Number	Description of Exhibit	The filings referenced for incorporation by reference are Company (Belden Inc.) filings unless noted to be those of Belden 1993 Inc.
3.1	Certificate of Incorporation, as amended	Filed herewith.
3.2	Bylaws, as amended	Filed herewith.
4.1	Rights Agreement	December 11, 1996 Form 8-A, Exhibit 1.1
4.2	Amendment to Rights Agreement	November 15, 2004 Form 10-Q, Exhibit 4.1
4.3	Amendment to Rights Agreement	December 8, 2006 Form 8-A/A, Exhibit 4.2(a)
4.4	Indenture relating to 4.00% Convertible Subordinated Debentures Due July 15, 2023	April 24, 2007 Form 8-K, Exhibit 4.1
4.5	Indenture relating to 7% Senior Subordinated Notes due 2017	March 19, 2007 Form 8-K, Exhibit 4.1
10.1	Tax Sharing and Separation Agreement	November 15, 1993 Form 10-Q of Belden 1993 Inc., Exhibit 10.6
10.2	Trademark License Agreement	November 15, 1993 Form 10-Q of Belden 1993 Inc., Exhibit 10.2
10.3*	Belden Inc. Long-Term Incentive Plan, as amended	March 1, 2007 Form 10-K, Exhibit 10.3
10.4*	Belden Inc. 2003 Long-Term Incentive Plan, as amended	March 1, 2007 Form 10-K, Exhibit 10.4
10.5*	Cable Design Technologies Corporation (CDT) Long-Term Performance Incentive Plan	November 1, 1993 Form S-1, Exhibit 10.18
10.6*	CDT Supplemental Long-Term Performance Incentive Plan	January 17, 1996 Proxy Statement, Exhibit A
10.7*	CDT 1999 Long-Term Performance Incentive Plan	October 27, 1999 Form 10-K, Exhibit 10.16
10.8*	Amendment No. 2 to CDT 1999 Long-Term Performance Incentive Plan	October 27, 2000 Form 10-K, Exhibit 10.15
10.9*	Form of June 11, 1999 Stock Option Grant	October 27, 1999 Form 10-K, Exhibit 10.18
10.10*	Form of April 23, 1999 Stock Option Grant	October 27, 1999 Form 10-K, Exhibit 10.19
10.11*	Amendments to CDT Long Term Performance Incentive Plans	November 15, 2004 Form 10-Q, Exhibit 10.61
10.12*	CDT 2001 Long-Term Performance Incentive Plan, as amended	April 11, 2007 Proxy Statement, Appendix I
10.13*	Form of Director Nonqualified Stock Option Grant	March 15, 2001 Form 10-Q, Exhibit 99.2
10.14*	Form of Restricted Stock Grant	December 16, 2002 Form 10-Q, Exhibit 10.22; November 15, 2004 Form 10-Q, Exhibit 10.20; May 19, 2005 Form 8-K, Exhibit 10.01
10.15*	Form of Stock Option Grant	May 10, 2005 Form 10-Q, Exhibit 10.1
10.16*	Form of Stock Appreciation Rights Award	May 5, 2006 Form 10-Q, Exhibit 10.1; filed herewith.
10.17*	Form of Performance Stock Units Award	May 5, 2006 Form 10-Q, Exhibit 10.2; filed herewith.
10.18*	Form of Restricted Stock Units Award	May 5, 2006 Form 10-Q, Exhibit 10.3; filed herewith.

Exhibit Number	Description of Exhibit	The filings referenced for incorporation by reference are Company (Belden Inc.) filings unless noted to be those of Belden 1993 Inc.
10.19*	Form of Stock Appreciation Rights Award	May 5, 2006 Form 10-Q, Exhibit 10.4
10.20*	Form of Performance Stock Units Award	May 5, 2006 Form 10-Q, Exhibit 10.5
10.21*	Belden CDT Inc. Long-Term Cash Performance Plan	March 31, 2005 Form 10-K, Exhibit 10.36
10.22*	Belden Inc. Annual Cash Incentive Plan, as amended	Filed herewith.
10.23*	2004 Belden CDT Inc. Non-Employee Director Deferred Compensation Plan	December 21, 2004 Form 8-K, Exhibit 10.1
10.24*	Belden Wire & Cable Company (BWC) Supplemental Excess Defined Benefit Plan, with First, Second and Third Amendments	March 22, 2002 Form 10-K of Belden 1993 Inc., Exhibits 10.14 and 10.15; March 14, 2003 Form 10-K of Belden 1993 Inc., Exhibit 10.21; November 15, 2004 Form 10-Q, Exhibit 10.50
10.25*	BWC Supplemental Excess Defined Contribution Plan, with First, Second and Third Amendments	March 22, 2002 Form 10-K of Belden 1993 Inc., Exhibits 10.16 and 10.17; March 14, 2003 Form 10-K of Belden 1993 Inc., Exhibit 10.24; November 15, 2004 Form 10-Q, Exhibit 10.51
10.26*	Trust Agreement, with First Amendment	November 15, 2004 Form 10-Q, Exhibits 10.52 and 10.53
10.27*	Trust Agreement, with First Amendment	November 15, 2004 Form 10-Q, Exhibits 10.54 and 10.55
10.28*	Executive Employment Agreement with John Stroup	September 27, 2005 Form 8-K, Exhibit 10.01
10.29*	Executive Employment Agreement with Gray Benoist	November 3, 2006 Form 10-Q, Exhibit 10.3
10.30*	Executive Employment Agreement with Peter F. Sheehan	November 3, 2006 Form 10-Q, Exhibit 10.1
10.31*	Executive Employment Agreement with Robert Canny	November 3, 2006 Form 10-Q, Exhibit 10.2
10.32*	Executive Employment Agreement with each of John Norman, Richard Kirschner, Denis Suggs and Louis Pace	August 3, 2007 Form 10-Q, Exhibits 10.1-10.3; November 2, 2007 Form 10-Q, Exhibit 10.3
10.33*	Form of Executive Employment Agreement with each of Cathy O. Staples, Kevin L. Bloomfield, D. Larrie Rose and Stephen H. Johnson	July 26, 2007 8-K, Exhibit 10.01
10.34*	Form of Indemnification Agreement with each of the Directors and Gray Benoist, Kevin Bloomfield, Robert Canny, Stephen Johnson, Richard Kirschner, John Norman, Louis Pace, Larrie Rose, Peter Sheehan, Cathy Staples, John Stroup and Denis Suggs	March 1, 2007 10-K, Exhibit 10.39
10.35*	Separation of Employment Agreement with Robert Canny	November 2, 2007 Form 10-Q, Exhibit 10.1
10.36*	Separation of Employment Agreement-Retirement with D. Larrie Rose	Filed herewith.
10.37*	Separation of Employment Agreement with Peter Sheehan	Filed herewith.
10.38*	Employment Agreement with Wolfgang Babel	Filed herewith.
10.39	Credit Agreement	January 27, 2006 Form 8-K, Exhibit 10.1
10.40	Credit Agreement Consent	November 3, 2006 Form 10-Q, Exhibit 10.4

Exhibit Number	Description of Exhibit	The filings referenced for incorporation by reference are Company (Belden Inc.) filings unless noted to be those of Belden 1993 Inc.
10.41	First Amendment to Credit Agreement and Waiver	February 22, 2007 Form 8-K, Exhibit 10.2
10.42	Second Amendment to Credit Agreement	December 26, 2007 8-K, Exhibit 10.1
10.43	Wachovia Commitment Letter	February 8, 2007 Form 8-K, Exhibit 10.1
12.1	Computation of Ratio of Earnings to Fixed Charges	Filed herewith.
14.1	Code of Ethics	Filed herewith.
21.1	List of Subsidiaries of Belden Inc.	Filed herewith.
23.1	Consent of Ernst & Young LLP	Filed herewith.
24.1	Powers of Attorney from Members of the Board of Directors	Filed herewith.
31.1	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer	Filed herewith.
31.2	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer	Filed herewith.
32.1	Section 1350 Certification of the Chief Executive Officer	Filed herewith.
32.2	Section 1350 Certification of the Chief Financial Officer	Filed herewith.

BELDEN

SENDING ALL THE RIGHT SIGNALS

When you combine a culture of discipline with an ethic of entrepreneurship, you get a magical alchemy of great results.

Jim Collins,
Good to Great, 2001

BELDEN

SENDING ALL THE RIGHT SIGNALS

Belden

7701 Forsyth Boulevard, Suite 800
St. Louis, MO 63105

Phone: **314 . 854 . 8000**
Fax: 314 . 854 . 8001

www.belden.com



END